UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(D)(4)
of the Securities Exchange Act of 1934

UNITED RETAIL GROUP, INC.
(Name of Subject Company)

UNITED RETAIL GROUP, INC.
(Names of Person(s) Filing Statement)

Common Stock, $0.001 par value per share
(including associated Preferred Stock Purchase Right)
(Title of Class of Securities)

911380103
(CUSIP Number of Class of Securities)

Raphael Benaroya
Chairman of the Board, President and Chief Executive Officer
United Retail Group, Inc.
365 West Passaic Street
Rochelle Park, New Jersey 07662
(201) 845-0880

(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Paul T. Schnell, Esq.
Richard J. Grossman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036
(212) 735-3000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

Name and Address.

The name of the subject company is United Retail Group, Inc., a Delaware corporation (the “Company” or “United Retail”), and the address of the principal executive offices of the Company is 365 West Passaic Street, Rochelle Park, NJ 07662. The telephone number for the Company’s principal executive offices is (201) 845-0880.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this “Schedule 14D-9”) relates is common stock, par value $0.001 per share (the “Common Stock”), including the associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.001 per share, of the Company (the “Rights”), issued pursuant to the Rights Agreement, dated as of September 14, 1999, as amended (the “Rights Agreement”), by and between the Company and Continental Stock Transfer & Trust Company, a New York banking corporation, as rights agent (the “Rights Agent”). As of the close of business on September 6, 2007, there were 13,980,559 shares of Common Stock issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address.

The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 — “Subject Company Information — Name and Address” above, which information is incorporated herein by reference.

Tender Offer and Merger.

This Schedule 14D-9 relates to the cash tender offer by Boulevard Merger Sub, Inc. (“Merger Sub”), a newly formed Delaware corporation and a wholly owned subsidiary of Redcats USA, Inc., a Delaware corporation (“Redcats”), disclosed in a Tender Offer Statement on Schedule TO dated September 25, 2007 (the “Schedule TO”) filed with the U.S. Securities and Exchange Commission (the “SEC”), to purchase all of the outstanding shares of Common Stock (including the associated Rights) at a price of $13.70 per share, net to the seller in cash (the “Offer Price”), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 25, 2007 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger dated as of September 10, 2007 (the “Merger Agreement”), by and among Redcats, Merger Sub and the Company. The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Merger Agreement provides, among other things, for the making of the Offer by Merger Sub and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, as soon as reasonably practicable, and in any event within two business days after the satisfaction or waiver of the conditions set forth in the Merger Agreement, and subject to and upon the terms and conditions of the Merger Agreement and the Delaware General Corporation Law (the “DGCL”), Merger Sub will merge with and into the Company (the “Merger”), the separate corporate existence of Merger Sub shall thereupon cease and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”). In the Merger, each share of Common Stock issued and outstanding immediately prior to the consummation of the Merger (other than shares of Common Stock owned by the Company as treasury stock, and any shares of Common Stock owned by Redcats or Merger Sub, all of which will be automatically cancelled and will cease to exist for no consideration, and other than shares of Common Stock, where applicable, held by stockholders who are entitled to and who have properly exercised appraisal rights under the DGCL), including any shares held by the trustee for the Company’s Retirement Savings Plan and Supplemental Retirement Savings Plan, which shall be considered issued and outstanding, will be converted into the right to receive an amount of cash, without interest, equal to the Offer Price.

The Offer to Purchase states that the principal executive offices of Redcats and Merger Sub are located at 463 Seventh Avenue, New York, NY 10018, and the telephone number of Redcats is (212) 613-9500.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Conflicts of Interest.

Except as noted below, the Information Statement (the “Information Statement”) issued pursuant to Section 14(f) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder that is attached hereto as Annex B and is incorporated herein by reference, contains information and describes certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates. Except as set forth in this Item 3, Item 4 below or the Information Statement attached hereto as Annex B or as incorporated by reference, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) Redcats or Merger Sub or their respective executive officers, directors or affiliates.

Arrangements with Current Executive Officers and Directors of the Company.

Information Statement.

Certain agreements, arrangements or understandings between the Company or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement.

Interests of Certain Persons in the Offer and Merger.

In considering the recommendation of the Board of Directors with respect to the Offer and Merger, Company stockholders should be aware that certain executive officers and directors of the Company have certain interests in the Offer and Merger that may be different from, or in addition to, the interests of Company stockholders generally. These interests are summarized below. The Board of Directors was aware of these interests, and took them into account, in determining whether to approve and recommend the Offer and Merger to the Company’s stockholders.

Stock Options and Other Stock-Based Awards.

Pursuant to the terms of the Merger Agreement, all options to purchase Common Stock and all stock appreciation rights (“SARs”) in respect of the Common Stock that are outstanding under the Company’s stock incentive plans immediately before the consummation of the Merger, whether or not then vested or exercisable, including those options and SARs held by our executive officers and directors, will be converted upon consummation of the Merger into the right to receive the excess, if any, of $13.70 over the exercise price of the option (or base price of the SAR), multiplied by the number of shares underlying the option or SAR. Pursuant to the terms of the Company’s stock incentive plans and agreements, all options and SARs would vest upon consummation of the Offer. All options with an exercise price of $13.70 or less, whether or not then vested or exercisable, will automatically be cancelled upon consummation of the Merger.

In addition, pursuant to the terms of the Company’s 2006 Equity-Based Compensation and Performance Incentive Plan, all restrictions imposed on shares of restricted stock granted thereunder, including those held by our executive officers, will lapse upon the consummation of the Offer. Pursuant to the terms of the Merger Agreement, each share of formerly restricted stock will be converted into the right to receive $13.70.

The following table sets forth the amount that would be received by our directors and executive officers in respect of (i) their unvested options/SARs with an exercise or base price less than $13.70, and (ii) shares of restricted stock:

			Weighted			Payment in
	Number of		Average	Payment in	Number of	Respect of
	Shares Subject		Exercise	Respect of	Shares of	Shares of
	to Unvested		Price/Base Price	Unvested	Restricted	Restricted
	Options/SARs		per Share	Options/SARs	Stock	Stock
Name	(#)		($)	($)	(#)	($)

Executive Officers
Raphael Benaroya,	—		—	—	75,000	$1,027,500
Chairman of the Board, President and Chief Executive Officer
George R. Remeta,	—		—	—	50,000	$685,000
Vice Chairman of the Board and Chief Administrative Officer
Kenneth P. Carroll,	6,000 (options	)	$1.80	$71,400	10,000	$137,000
Senior Vice President, General Counsel and Secretary
Paul McFarren,	3,000 (options	)	$3.05	$31,950	5,000	$68,500
Senior Vice President and Chief Information Officer
Jon Grossman,	1,000 (options	)	$2.25	$11,450	2,500	$34,250
Vice President — Financial Planning and Analysis	10,000 (SARs	)	$13.50	$2,000
John J. O’Connell, III,	8,000 (options	)	$8.46	$41,920	—	—
Vice President — Finance	10,000 (SARs	)	$13.50	$2,000
Directors
Joseph A. Alutto	11,000 (options	)	$8.04	$62,220	—	—
	18,000 (SARs	)	$8.95	$90,340
Joseph Ciechanover	11,000 (options	)	$8.04	$62,220	—	—
	18,000 (SARs	)	$8.95	$90,340
Ross B. Glickman	5,000 (options	)	$12.00	$8,500	—	—
	10,000 (SARs	)	$12.00	$17,000
Michael Goldstein	11,000 (options	)	$8.04	$62,220	—	—
	18,000 (SARs	)	$8.95	$90,340
Ilan Kaufthal	11,000 (options	)	$8.04	$62,220	—	—
	18,000 (SARs	)	$8.95	$90,340
Vincent P. Langone	11,000 (options	)	$8.04	$62,220	—	—
	18,000 (SARs	)	$8.95	$90,340
Richard W. Rubinstein	11,000 (options	)	$8.04	$62,220	—	—
	18,000 (SARs	)	$8.95	$90,340

Executive Employment Agreements.

Concurrently with the execution of the Merger Agreement, Messrs. Benaroya, Remeta and Carroll amended their existing employment agreements with the Company. These amendments and the executives’ agreement to forego certain rights in their existing agreements, were required by Redcats as a condition to its willingness to enter into the Merger Agreement. The amendments are effective as of, and subject to, the completion of the Offer and provide for continuing employment of the executives for different periods of times, foregoing certain economic benefits under the existing employment agreements and, in the case of Mr. Benaroya, extending the period during which certain restrictive covenants apply.

In order to facilitate the transactions contemplated by the Merger Agreement and accommodate Redcats’ condition that Messrs. Benaroya, Remeta and Carroll remain in the employ of the Company for a period of time following the completion of the Offer, Mr. Benaroya has agreed to remain employed for between one and two years (as determined by Redcats) following the completion of the Offer, Mr. Remeta has agreed to remain employed for one year following the completion of the Offer, and Mr. Carroll has agreed to remain employed for 90 days following the completion of the Offer. In addition, as more fully described below, each of Messrs. Benaroya, Remeta and Carroll have agreed that a portion of the severance to which they otherwise would have been entitled under their existing employment agreements had their employment been involuntarily terminated immediately following the completion of the Offer, will be conditioned upon their continued employment during those periods. Further, Mr. Benaroya has agreed to extend the term of the noncompetition/nonsolicitation provisions in his agreement to 36 months as compared to the 18-month period contained in his existing employment agreement. During the employment periods described above, each of the executives will be entitled only to (i) base salary at existing contract levels (without any increase in respect of the cost of living as provided in the existing employment agreements), and (ii) employee benefits consistent with what they currently receive. During the post-Offer employment period required by Redcats, the executives will not be entitled to receive any other forms of compensation, including equity or cash incentive awards (other than the bonus payments described below).

Furthermore, pursuant to the amendments, the executives have waived their rights to severance if they voluntarily terminate their employment within a short period following a change in control of the Company as provided in their existing employment agreements.

Under the amendments, in exchange for the benefits described below, the executives have waived their right to receive certain severance payments and other benefits to which they would have been entitled under their existing employment agreements promptly following certain qualifying terminations of employment (for example, termination of the executives without “cause” or termination by the executives following material breach of the agreement by the Company). Instead of such rights to severance and continuation of benefits, each of the executives will receive a payment upon the completion of the Offer ($3.5 million in the case of Mr. Benaroya, $2.4 million in the case of Mr. Remeta, and $1,079,163 in the case of Mr. Carroll).

Also, instead of such rights to severance and benefits, Mr. Benaroya and Mr. Remeta will be paid an annual bonus ($600,000 for each of two years in the case of Mr. Benaroya and $800,000 for one year in the case of Mr. Remeta) during their continued post-Offer employment and Mr. Carroll will be paid an amount equal to $539,582 at the end of his 90-day post-Offer employment period. These payments are conditioned upon the continued employment of the executives, provided that the amounts will be paid in the event of termination of the executives without “cause” (as defined in the agreements and as modified in part to exclude a breach of the applicable noncompetition/nonsolicitation provisions) or termination by the executives following material breach of the amended agreement by the Company.

Pursuant to Mr. Benaroya’s existing employment agreement and as permitted by the Merger Agreement, Mr. Benaroya has elected, effective as of September 10, 2007, to draw base salary at his existing contract level, which salary, as previously disclosed in the Company’s proxy statement for its 2007 Annual Meeting, was voluntarily being drawn at a lower rate. In addition, pursuant to Mr. Benaroya’s employment agreement as amended, in the event that Mr. Benaroya’s employment with the Company terminates not earlier than the second anniversary of the completion of the Offer (or Mr. Benaroya’s earlier qualifying termination of employment or other date mutually agreed with Redcats), then the Company will transfer to him ownership of all term life insurance policies (including any “key man” policies) insuring his life and then held by the Company, provided that such transfer is allowed under the terms of the applicable policies and further that Mr. Benaroya will pay any costs incurred in connection with such transfer.

The following table summarizes, for each of Messrs. Benaroya, Remeta and Carroll, payments under their respective amended employment agreements described above, as follows: payments due upon completion of the Offer together with the applicable bonus payments, in the case of Messrs. Benaroya and Remeta, and together with the payment due 90 days after completion of the Offer in the case of Mr. Carroll, conditioned upon their continued employment following the Offer (other than in the event of certain qualifying terminations described above). The payment amount summarized in the table does not include amounts related to unvested options and shares of restricted stock held by them, which are described above, and any other payments to which they already have a vested right such as under the Company’s retirement and savings plans.

	Payment Instead
	of Severance and
	Other Benefits
	Under Existing	Future Contingent
Name	Agreements	Bonus		Total(4)(5)

Raphael Benaroya	$3,500,000	$1,200,000	(1)	$4,700,000
George R. Remeta	$2,400,000	$800,000	(2)	$3,200,000
Kenneth P. Carroll	$1,079,163	$539,582	(3)	$1,618,745

(1)	Represents $600,000 annual bonus for each of two years, contingent on terms discussed above.

(2)	Annual bonus for one year, contingent on terms discussed above.

(3)	Payment is contingent on terms discussed above.

(4)	Payments include lump sums payable to executives instead of continuation of certain post-employment benefits to which the executives otherwise would have been entitled under their existing employment agreements.

(5)	Excludes salaries to be paid during post-Offer periods of employment at existing contract levels without any increase in respect of the cost of living as provided in the existing employment agreements and without equity and cash awards.

A description of the existing employment agreement without giving effect to the foregoing amendments (including estimated severance amounts payable and other benefits being waived by Messrs. Benaroya, Remeta and Carroll) for each of Messrs. Benaroya, Remeta and Carroll is set forth in the Information Statement attached as Annex B to this Schedule 14D-9.

In the event that Mr. Benaroya and Mr. Remeta, respectively, determine with Redcats and the Company in good faith that there is a likelihood that any payments to Mr. Benaroya or Mr. Remeta under the amended employment agreements will constitute “parachute payments” subject to section 280G of the Internal Revenue Code, the parties agree that they will further amend the agreements in such manner as they shall determine is reasonably necessary to cause such payments to not be so treated. However, in no event will the sum of the payment made upon completion of the Offer and the first-year bonus be less than $4.1 million for Mr. Benaroya, nor will the sum of the payment made upon completion of the Offer and the bonuses for the first two years following the Offer be less than $4.7 million for Benaroya or be paid later than the second anniversary of the completion of the Offer (or Mr. Benaroya’s earlier qualifying termination of employment). Likewise, in no event will the sum of the payment made upon completion of the Offer and the bonus for the first year following the Offer be less than $3.2 million for Mr. Remeta, nor will such sum be paid later than the first anniversary of the completion of the Offer (or Mr. Remeta’s earlier qualifying termination of employment).

The Compensation Committee of the Board of Directors adopted, approved, and ratified the negotiation and execution of the employment agreements and the amendments to such employment agreements, and any payments made or to be made or benefits granted or to be granted thereto, as employment compensation, severance or other employee benefit arrangements, including for purposes of Rule 14d-10(d)(2) under the Exchange Act.

The foregoing summary of the amendments to the employment agreements does not purport to be complete and is qualified in its entirety by reference to the amendments to the employment agreements, which are filed as Exhibits (e)(13)-(e)(15) hereto and are incorporated herein by reference.

Severance Pay Agreements.

The Company is party to Severance Pay Agreements with certain Company officers (including Messrs. McFarren, Grossman and O’Connell) pursuant to which those executives are entitled to certain severance payments from the Company upon a termination of employment by the Company without “cause” or if the executive resigns after his base salary, incentive compensation opportunity or group benefits are materially reduced by the Company. The Severance Pay Agreements were not established in contemplation of the Offer or Merger and provide for severance under qualifying circumstances without regard to whether there has occurred a change in control of the Company (and thus regardless whether the Offer is completed or the Merger is consummated). The amount of severance pay for these Company officers equals 26 weeks’ base pay plus an additional week’s base pay for each full year of service in excess of 10 years of service as of the date of termination of employment but in no event more than a total of 52 weeks’ base pay. Assuming a qualifying termination of employment occurred on November 1, 2007, severance pay would have amounted to a total of $165,000 for Mr. McFarren payable in 26 weekly installments, a total of $147,692 for Mr. Grossman payable in 40 weekly installments and a total of $105,000 for Mr. O’Connell payable in 26 weekly installments. However, there would be set off against each weekly installment payment all compensation that the executive obtained during the previous week from a successor employer. The executives also would be entitled to receive accrued vacation pay in a lump sum and six monthly payments (not material in amount) equal to (i) the excess of the monthly premium for a converted individual life insurance policy over the premium previously paid for his group life insurance, plus (ii) the excess of the monthly premium for health benefits under COBRA over the payroll withholding previously paid for group health benefits.

Supplemental Retirement Savings Plan.

Pursuant to the existing terms of the Company’s Supplemental Retirement Savings Plan (the “SRSP”), the Board of Directors has adopted a resolution that, in regard to amounts under the SRSP that are attributable to compensation deferrals that were earned and vested before January 1, 2005 (i.e., those not subject to the deferred compensation taxation provisions of section 409A of the Internal Revenue Code), neither the Offer nor the Merger will constitute a “change in control” within the meaning of the plan. Consequently, such amounts need not be distributed upon closing of the transactions. The Company has also adopted an amendment to the SRSP that permits participants, with respect to such amounts, to make an election, on or before December 31, 2007 in accordance with section 409A of the Internal Revenue Code, to provide for the payout of such amounts either upon separation from service or at a date certain (as elected by the participant) not earlier than January 1, 2008. Each of the Company’s executive officers is fully vested in his account balance under the SRSP, if any.

Incentive Compensation Plan.

The Company maintains the 2006 Equity-Based Compensation and Performance Incentive Plan, as approved by the Company’s stockholders, to ensure that officer compensation is predominately aligned with the interests of the Company’s stockholders. In connection with the transaction with Redcats, the Company and Redcats agreed that Mr. Benaroya and Redcats would use their reasonable best efforts to mutually agree to the terms and targets for incentive compensation awards under the Company’s 2006 Equity-Based Compensation and Performance Incentive Plan for the Fall 2007 season (i.e., the six-month period ending February 2, 2008) and, if an agreement could not be reached, incentive compensation awards would be made by the Compensation Committee consistent with past practice and without any guaranteed payment upon a change in control of the Company or its subsidiaries.

Tender Agreement.

Concurrently with the execution of the Merger Agreement, Raphael Benaroya, the Company’s Chairman of the Board, President and Chief Executive Officer, entered, in his capacity as a Company stockholder, into a Share Tender Agreement with Redcats, Merger Sub and the Company (the “Tender Agreement”). Pursuant to the Tender Agreement, Mr. Benaroya has agreed:

•	to tender in the Offer all shares of Common Stock beneficially owned by him (other than options, shares of restricted Common Stock and shares of Common Stock held in accounts under the Company’s Retirement Savings Plan and SRSP) no later than 10 business days after commencement of the Offer;

•	to use his reasonable best efforts to seek to cause the Benaroya Charitable Foundation to tender all shares of Common Stock that it owns in the Offer;

•	to vote any shares of Common Stock owned by him in favor of the adoption of the Merger Agreement and against any Takeover Proposal (as defined in the Merger Agreement) or other action or agreement that would impair the ability of Redcats and Merger Sub to complete the Offer and the Merger;

•	not to sell or transfer any shares of Common Stock except for certain limited transfers (up to 300,000 shares of Common Stock) to foundations or charitable institutions who agree to be bound by certain provisions of the Tender Agreement; and

•	not to solicit, initiate or encourage any Takeover Proposal, provided that such restriction does not prohibit Mr. Benaroya from taking actions as a director or officer of the Company in accordance with the terms of the Merger Agreement.

Pursuant to the Tender Agreement, Mr. Benaroya has also granted Redcats an irrevocable proxy to vote the shares of Common Stock on the foregoing matters, and such proxy will terminate upon the termination of the Tender Agreement. The Tender Agreement will automatically terminate upon the termination of the Merger Agreement in accordance with its terms.

The foregoing summary of the Tender Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Indemnification of Directors and Officers.

The Merger Agreement contains provisions relating to the indemnification of and the provision of insurance for the Company’s and the Company’s subsidiaries’ directors and officers. Under the Merger Agreement, Redcats will cause (including by providing adequate funding to) the Surviving Corporation to indemnify and advance expenses of current or former directors or officers of the Company and its subsidiaries as provided in the Company’s and its subsidiaries’ certificate of incorporation, by-laws, or any written indemnification contract with such directors or officers.

For a period of at least six years after the effective time of the Merger, Redcats will maintain directors’ and officers’ liability insurance covering acts or omissions occurring at or prior to the effective time of the Merger with respect to those persons who are currently covered by the Company’s directors’ and officers’ liability insurance policies. The policies must be no less favorable than the Company’s current policies. If the aggregate annual premiums for such insurance exceed 200% of the current aggregate annual premiums, Redcats will provide a policy with the best coverage available for the sum of (i) an annual premium of 200% of the current aggregate annual premiums, plus (ii) the unearned portion of the premium paid by the Company for the current year for such insurance.

The foregoing summary of the indemnification of directors and officers and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Payment of Certain Attorney Fees.

Messrs. Benaroya and Remeta have retained personal counsel in connection with the negotiation of their amended employment agreements. The Company’s Board of Directors has agreed to have the Company reimburse Messrs. Benaroya and Remeta for the out-of-pocket legal costs incurred by them in connection with such negotiations, which is estimated to be $50,000 for both Messrs. Benaroya and Remeta in the aggregate.

Relationship with Bear, Stearns & Co. Inc.

Bear Stearns served as financial advisor to the Company in connection with the Offer and the Merger, and will receive fees in connection with such services. Ilan Kaufthal, a Vice Chairman of Bear Stearns, is a member of the Board of Directors of the Company, and Michael Goldstein is a member of the Board of Directors of The Bear

Stearns Companies Inc. and a member of the Board of the Directors of the Company. See Item 4 — “The Solicitation or Recommendation — Background and Reasons for the Board of Directors’ Recommendation — Opinion of Bear, Stearns & Co. Inc. — Other Considerations.”

Arrangements with Redcats and Merger Sub.

In connection with the transactions contemplated by the Offer and the Merger, the Company, Redcats and Merger Sub entered into the Merger Agreement, the Tender Agreement with Mr. Benaroya (as described above) and the amendments to the existing employment agreements of Messrs. Benaroya, Remeta and Carroll (as described above). In addition, the Company and Redcats entered into a Confidentiality Agreement (the “Confidentiality Agreement”) dated June 25, 2007. The Confidentiality Agreement is described under Item 3 — “Arrangements with Redcats and Merger Sub — Confidentiality Agreement”.

The Merger Agreement.

The summary of the material terms of the Merger Agreement set forth in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 14 of the Offer to Purchase are incorporated herein by reference. The summary of the Merger Agreement and the description of the conditions of the Offer contained in the Offer to Purchase do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement governs the contractual rights among the Company, Redcats and Merger Sub in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company or Redcats in the Company’s public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances relating to the Company or Redcats. The representations and warranties contained in the Merger Agreement have been negotiated with the principal purpose of establishing the circumstances in which Redcats may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and to allocate risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and are qualified by information set forth on confidential schedules.

Confidentiality Agreement.

In connection with the process leading to the execution of the Merger Agreement, the Company and Redcats entered into a Confidentiality Agreement dated June 25, 2007 in connection with Redcats’ possible interest in a potential strategic transaction involving the Company. As a condition to being furnished confidential Information (as defined in the Confidentiality Agreement), Redcats agreed, among other things, to keep the Information confidential, to protect the Information and to use the Information solely for the purpose of evaluating a potential strategic transaction between the Company and Redcats.

In addition, Redcats and the Company each agreed that for a period of two years from the date of the Confidentiality Agreement, they would not (and would not assist or encourage others to), directly or indirectly, without having been specifically requested to do so by the other party, among others: (i) acquire or agree, offer, seek or propose to acquire ownership of any voting securities of the other party or any of its subsidiaries or any of the assets (except in the ordinary course of business) or businesses of the other party or of its subsidiaries, (ii) seek or propose to influence or control the management or policies of the other party or to obtain representation on the other party’s board of directors, or solicit, or participate in the solicitation of any proxies or consents with respect to any securities of the other party, or (iii) make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any merger, consolidation, business combination, tender or exchange offer, restructuring or other extraordinary transaction involving the other party or any of its subsidiaries or their securities or assets, subject to certain exceptions.

In addition, for a period of two years from the date of the Confidentiality Agreement, neither party will directly or indirectly, solicit for employment or hire any person who was employed by the other party or its subsidiaries on June 25, 2007 and whose base salary on June 25, 2007 exceeded $50,000 annually, subject to certain exceptions on the part of Redcats.

The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(23) hereto and is incorporated herein by reference.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Recommendation of the Board of Directors.

The Board of Directors recommends that the Company’s stockholders accept the Offer and tender their shares of Common Stock in the Offer. After careful consideration by the Board of Directors, including a thorough review of the Offer with its outside legal counsel, financial advisors and the Company’s senior management, at a meeting held on September 10, 2007, the Board of Directors, among other things:

(i) determined that the Offer, the Merger and the transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of the stockholders of the Company;

(ii) approved the form, terms and provisions of the Merger Agreement, the execution and delivery of the Merger Agreement, the performance by the Company of its obligations thereunder and the consummation by the Company of the Merger and the transactions contemplated thereby;

(iii) recommended that stockholders of the Company (A) accept the Offer and tender their shares of Common Stock in the Offer (subject to the right of the Board to withdraw, modify or amend such recommendation as provided in the Merger Agreement), and (B) vote in favor of adoption of the Merger Agreement and approval of the Merger and the transactions contemplated by the Merger Agreement (including the Offer and the Merger); and

(iv) approved the form, terms and provisions of any and all other agreements, instruments and documents necessary or desirable in connection with the consummation of the transactions contemplated by the Merger Agreement, including the Tender Agreement, the performance by the Company of its obligations thereunder and the consummation by the Company of the transactions contemplated thereby.

In particular, the Board of Directors believes that the Offer offers fair value to the Company’s stockholders on an accelerated basis, and is likely to be completed. A letter to the Company’s stockholders communicating the Board of Directors’ recommendation is filed as Exhibit (a)(5) hereto and is incorporated herein by reference.

Background and Reasons for the Board of Directors’ Recommendation.

Background of the Transaction.

As part of the Board of Directors’ ongoing evaluation of our business and its strategic planning, our Board of Directors has periodically discussed and reviewed our strategic goals and alternatives, performance and prospects.

In May 2004, at an executive session, the non-management directors authorized Ilan Kaufthal, a director of the Company and a Vice Chairman of Bear, Stearns & Co. Inc. (“Bear Stearns”), to report to the Board of Directors regarding possible future strategic directions for the Company in the context of industry dynamics. From time to time during the course of the remainder of 2004, members of the Board of Directors engaged in conceptual discussions regarding the desirability of pursuing strategic alternatives, including, among others, a sale of the Company or a strategic acquisition or merger.

At a December 2004 Board of Directors meeting, Raphael Benaroya, the Company’s Chairman of the Board, President and Chief Executive Officer, commented on possible strategic alternatives to maximize stockholder value after the Company achieves an interim improvement in operating results. It was the sense of the Board of Directors that potential buyers would be more likely to have an interest in a transaction with the Company after the Company achieved a few more months of positive comparable store sales and became profitable again.

At the beginning of 2005, representatives from the Company met, both on a formal and informal basis, with representatives of several third parties that were identified as candidates that might have a potential interest in entering into a strategic transaction with the Company. Among others, representatives of the Company held a preliminary meeting with a senior executive of Redcats regarding a potential strategic partnership. Representatives of the Company raised the idea of a strategic business combination with the chief executive officer of a potential strategic buyer (“Strategic Buyer A”) in an informal setting.

In the spring of 2005, representatives of the Company met with representatives of another potential strategic buyer (“Strategic Buyer B”) on a preliminary basis, and met again with representatives of Redcats regarding a potential strategic transaction.

During the late Spring of 2005, representatives of the Company met with representatives of Strategic Buyer A to discuss a potential strategic combination. At that time, Strategic Buyer A did not express an interest in exploring a business combination transaction with the Company. During the same time period, representatives of the Company met with representatives of Strategic Buyer B, who indicated that Strategic Buyer B was not interested in exploring a possible business combination at that time.

During the late Spring of 2005, at the direction of the Board of Directors, Mr. Benaroya and George Remeta, the Company’s Chief Administrative Officer, had meetings with senior representatives of Redcats, including Eric Faintreny, Redcats’ Chief Executive Officer, and Olivier Marzloff, Redcats’ Chief Financial Officer. During this meeting, the parties talked about a broad range of strategic alternatives between the two companies, including the possibility that Redcats would license the AVENUE® trademark for a catalog.

On July 12, 2005, the Company entered into a mutual confidentiality agreement with Redcats, which included customary standstill and non-solicitation provisions.

In July and August, 2005, Mr. Benaroya and Mr. Remeta met again with representatives of Redcats to discuss a potential combination of the two companies and potential business synergies that could be achieved from such a combination. After such meetings, discussions with Redcats did not resume for several months.

During the fall of 2005, representatives of the Company had a number of meetings with representatives of Strategic Buyer A to discuss a potential business combination. During those meetings, the chief financial officer of Strategic Buyer A indicated that, in a potential business combination, he believed the appropriate earnings multiple valuation for the Company in a combination would yield a purchase price in the range of approximately $14 per share. In addition, representatives of the Company also met with a possible financial buyer and another strategic buyer during that period.

In late 2005 and early 2006, Redcats approached the Company to discuss the possibility of using the AVENUE® brand in their catalog business on a test basis. In early 2006, representatives of Redcats and the Company negotiated an agreement for a catalog marketing test. On February 24, 2006, the Company announced that an AVENUE® catalog would be created and tested by Redcats. In March and April, 2006, the Company continued to implement its arrangements with Redcats to conduct a marketing test of an AVENUE® catalog through August 2006 without the payment by Redcats of any trade name royalty. Following the catalog marketing test, it was determined not to proceed with any further catalog mailings.

Over a period of several weeks in early 2006, Mr. Kaufthal had several conversations with a representative of Strategic Buyer A to further discuss a potential strategic business combination with the Company. During such conversations, the representative of Strategic Buyer A advised Mr. Kaufthal that Strategic Buyer A would be prepared to consider increasing their preliminary non-binding indication of interest to $16 per share, which was close to the share price of the Common Stock at that time.

On February 3, 2006, the Board of Directors met to consider a response to Strategic Buyer A’s preliminary indication of interest. At that meeting, representatives of Bear Stearns presented certain preliminary financial analyses to the Board of Directors. Also, at that meeting, representatives of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), the Company’s counsel, made a presentation to the Board of Directors regarding the fiduciary duties of directors under Delaware law. After discussion and after receiving advice and presentations from its legal and financial advisors, the Board of Directors decided to respond to Strategic Buyer A that its indication of interest did not represent full value for the Company, but that the Company would be open to further discussions at a higher price and would provide additional information regarding value. At such meeting, the Board of Directors also determined to retain Bear Stearns as its financial advisor to render advice in connection with the preliminary indication of interest from Strategic Buyer A as well as analyzing other strategic alternatives, including acquisitions by the Company, raising capital in the public market to finance accelerated internal growth, and a possible merger with or sale to another party.

At a February 24, 2006 Board of Directors meeting, the Board of Directors discussed with Bear Stearns how to integrate Redcats into the review of strategic alternatives process. In addition, the Board of Directors authorized Bear Stearns to solicit non-binding indications of interest in a possible transaction from interested parties by the end of March 2006. At that meeting, the Board of Directors discussed the fact that the proposed process was at a preliminary stage, and that all other strategic alternatives, such as a public equity offering, remained under serious consideration.

On March 10, 2006, the Company entered into a formal engagement letter with Bear Stearns pursuant to which Bear Stearns would advise the Company on strategic alternatives to maximize shareholder value, including a potential sale, merger or consolidation with any potential acquirer. That same month, Bear Stearns contacted several parties on behalf of the Company, most of whom had expressed possible interest in a potential transaction if the Board of Directors decided to pursue a transaction. Mr. Benaroya met with each of these parties during such period.

During March and April, 2006, the Company set up an electronic on-line data room to make available certain confidential Company information to potential interested parties. During March 2006, Bear Stearns contacted ten parties about their interest in exploring a possible business combination with the Company. On March 26, 2006, Bear Stearns sent a letter to Redcats describing the process for exploring a possible transaction. Of the ten parties, at the submission date for preliminary indications of interest, Redcats was still considering submitting an indication of interest and Strategic Buyer A declined to participate in the process. Redcats ultimately did not submit an indication of interest. Another potential strategic buyer (“Strategic Buyer C”) and a potential financial buyer (“Financial Buyer #1”) had delivered preliminary non-binding indications of interest, both in the price range of $19 to $20 per share in cash, each of which was subject to conditions, including satisfactory completion of due diligence. On April 3, 2006, Bear Stearns reported to the Board of Directors that the mid-point of this price range represented a 4% premium over the previous day’s closing price of the Common Stock (which had closed at $18.73 per share on April 2, 2006), and that Bear Stearns believed that there was a low probability of finding additional parties interested in acquiring the Company at a price in excess of the current market price by soliciting more prospects. In addition, representatives of Bear Stearns reported that Strategic Buyer A had informed Bearn Stearns that it was not likely to be in a position to submit a bid close to the Company’s then-current stock price. The Board of Directors determined that the interested parties would be given access to confidential Company data and a draft form of merger agreement.

Throughout April and May, 2006, the Company continued to seriously consider its strategic alternatives. During this time, Strategic Buyer C expressed concern about acquiring the Company at the price that it previously indicated, which was in the range of the recent highest trading price of the Common Stock, and Financial Buyer #1 advised that it had determined not to move forward with a transaction.

In view of the lack of interest by Strategic Buyer C and Financial Buyer #1, the Company determined to reapproach Strategic Buyer A to ascertain whether it still had an interest in a business combination with the Company. Following such approach, on June 29, 2006, the Company received a preliminary non-binding indication of interest from Strategic Buyer A, to acquire all of the outstanding shares of the Company at a price of $16.75 per share, which represented a premium of approximately 11.7% over the $14.99 per share closing price of the common stock on June 28, 2006, the last trading day before the preliminary indication of interest was made. Following such preliminary indication of interest, Strategic Buyer A embarked on an extensive due diligence review of the Company and its operations and the Company’s senior management held several meetings and conferences with representatives of Strategic Buyer A. The Company directed Skadden to send a draft merger agreement to Strategic Buyer A’s counsel, and the Company made itself available to Strategic Buyer A for continued due diligence. By the end of July 2006, Strategic Buyer A declined to engage in negotiations with respect to the draft merger agreement, demonstrated a lack of interest in proceeding with the transaction and effectively withdrew from the preliminary merger discussions.

After the withdrawal of Strategic Buyer A from the process, the Company decided to suspend its strategic alternatives review process and focus on the business operations for the Fall 2006 season. The Company also decided to seek to fill management vacancies and to increase its recruiting efforts which the Company believed had been dampened by the Company’s strategic alternatives review process.

On December 1, 2006, Bear Stearns reported to the Board of Directors its views regarding the feasibility of raising money to finance internal growth and pursue possible acquisitions.

In early Spring 2007, another financial buyer (“Financial Buyer #2”) expressed an interest in a possible acquisition of the Company, but subsequently determined not to proceed. In mid-April 2007, the on-line data room was reactivated, and in mid-June 2007 projections for the remainder of fiscal year 2007 and fiscal year 2008 were added to the data room. See Item 8 — “Additional Information — Projected Financial Information & Sensitivity Analysis Data”.

On May 25, 2007, during its first quarter earnings conference call, the Company noted that its Board of Directors seriously considered, and continued to consider, strategic alternatives to increase shareholder value. The Company made a similar statement in its Quarterly Report on Form 10-Q for the fiscal quarter ended May 5, 2007.

At a June 11, 2007 Board of Directors meeting, the Board of Directors reviewed informal discussions that Bear Stearns, on behalf of the Company, had held with potential interested parties regarding possible strategic alternatives to maximize stockholder value. The Board of Directors (without the participation of Michael Goldstein, who was an independent director of Bear Stearns, or Mr. Kaufthal) determined to formally reengage Bear Stearns in connection with the Company’s renewed strategic alternatives review process, given Bear Stearns’ familiarity with the Company and its reputation in the marketplace and knowledge of the retail sector.

On June 25, 2007, Redcats, in connection with the Company’s latest strategic alternatives review process, entered into a customary confidentiality agreement with the Company. A summary of the confidentiality agreement is described under Item 3 — “Arrangements with Redcats and Merger Sub — Confidentiality Agreement”.

In June and July, 2007, Bear Stearns sent a process letter to certain interested parties, including Redcats, describing the process for considering a possible transaction and requesting that they provide preliminary indications of interest by July 27, 2007. During July 2007, the Company made management presentations to four potential bidders, including a presentation to Redcats on July 10, 2007.

At the end of July 2007, the Company received three preliminary indications of interest, each of which was subject, among other things, to satisfactory completion of due diligence. Redcats submitted a preliminary indication of interest to purchase all of the outstanding shares of Common Stock at a price of $15.00 per share in cash, which represented a premium of approximately 33.8% to the closing price of the Common Stock of $11.21 on July 26, 2007, the last trading day before the indication of interest was made. Redcats’ indication of interest indicated that funds would be obtained from working capital or available credit lines, and that the acquisition would not be conditioned on financing. Redcats also proposed a tender offer structure to enable shareholders of the Company to receive the purchase price potentially on a shorter timetable than in a one-step merger.

A financial buyer (“Financial Buyer #3”) submitted a preliminary indication of interest to purchase all of the Company’s outstanding shares at a price between $13 and $14 per share in cash, without any financing contingencies. Another financial buyer (“Financial Buyer #4”) submitted a preliminary indication of interest in the $15 to $16 per share range, subject to adjustment to produce acceptable working capital. Financial Buyer #4’s indication of interest also required management to roll-over between 30% and 50% of its current equity holdings into the entity making the acquisition, was dependent on raising $130 to $140 million of debt financing and was subject to a due diligence review. Bear Stearns noted that the amount of equity that Financial Buyer #4 verbally proposed to invest together with as much as 50% of management’s equity holdings being reinvested would not be sufficient together with potential available debt financing to fund even the low end of Financial Buyer #4’s offer.

On July 31, 2007, the Board of Directors met to discuss the strategic alternatives review process and the preliminary indications of interest that had been received by the Company. A representative of Bear Stearns reviewed its discussions on behalf of the Company with nine parties about their interest in a possible business combination, including those that had expressed interest in exploring a transaction with the Company in 2006. Bear Stearns noted that, based on Bear Stearns’ experience, it believed there was little likelihood of success in soliciting more remote prospects. With respect to Financial Buyer #4’s proposal, it was the sense of the Board of Directors, with the advice of Bear Stearns, that given the uncertain and volatile state of the credit markets, it would likely be difficult for Financial Buyer #4 to obtain the substantial amount of debt financing that it indicated was required within the next 60 days. Also, Financial Buyer #4 needed to conduct a due diligence review of the Company. Mr. Benaroya also indicated that he was not interested in rolling over such a significant percentage of his equity into the acquiring entity. Given these concerns and hurdles, the Board of Directors concluded that the indication of interest from Financial Buyer #4 was not worth pursuing at that time. In addition, the Board of Directors discussed another strategic buyer who had objected to the customary form of confidentiality agreement. Bear Stearns advised the Company that it would be inappropriate to proceed without the protections of a standard confidentiality agreement and additionally that a refusal to enter into such an agreement was an indication of a lower level of interest than was likely necessary to ultimately complete a transaction. After discussion, the Board of Directors determined that it was in the best interests of the Company and its stockholders to give Redcats and Financial Buyer #3 further access to confidential Company information and to provide them with a draft form of merger agreement. The Board of Directors periodically also discussed the possibility of contacting Strategic Buyer A again and determined that, given Strategic Buyer A’s past actions, as well as the lack of contact by Strategic Buyer A in the recent past (including following the Company’s announcement that it was considering strategic alternatives), it was not likely that they would have an interest in a transaction or in participating in an “auction” process.

During August 2007, Redcats continued to conduct a due diligence review of the Company, including an August 16, 2007 meeting among Mr. Remeta, Olivier Marzloff and other representatives of Redcats. In the days following its submission of an initial indication of interest, Financial Buyer #3 indicated to Bear Stearns that it was unwilling to complete its due diligence review without an assurance of exclusivity.

On August 20, 2007, Bear Stearns sent Redcats another process letter, requesting the submission of a definitive proposal by August 27, 2007. On August 14, 2007, a draft merger agreement prepared by Skadden was sent by Bear Stearns to Peter J. Solomon Company, Redcats’ financial advisor.

On August 27, 2007, the Company received Redcats’ written proposal for the purchase of all of the outstanding shares of Common Stock at a price of $14.00 per share in cash, which proposal included a mark-up of the draft merger agreement that provided for a tender offer structure. The proposal was not subject to a financing condition and represented a premium of approximately 52% to the closing price of the Common Stock of $9.21 on August 24, 2007, the last trading day before the proposal was made. Redcats noted that its proposal was lower than its preliminary indication of interest because of “additional information available and diligence performed subsequent to the date of the initial proposal, including the Company’s July performance, the Company’s revised earnings forecast for 2007 (which was 10.9% below the forecasted EBITDA at the management presentation on July 10, 2007) and our own assessment of the additional required capital expenditures that will be required for the retail fleet.” Also, since the submission of Redcats’ preliminary indication of interest, the Company’s stock price had declined approximately 18% from a closing price of $11.21 on July 26, 2007 to $9.21 on August 24, 2007. In addition, Redcats’ proposal indicated that it was contingent on Messrs. Benaroya and Remeta and Kenneth Carroll, the Company’s General Counsel, executing new employment agreements which, as proposed, had the effect of reducing the severance payments and other benefits that would have been payable to the executives under their existing employment agreements in the event that they were involuntarily terminated under certain conditions. Redcats indicated that they would require Messrs. Benaroya and Remeta to have a continued role with the Company following a transaction for at least a one-year transition period for Mr. Remeta and for one to two years in the case of Mr. Benaroya. Redcats also indicated that they wanted Mr. Carroll to remain employed for a 90 day transition period. Redcats’ proposal also indicated that it was conditioned on Mr. Benaroya’s entering into an agreement with Redcats to tender his shares of Common Stock in the Offer.

On August 29, 2007, Bear Stearns communicated to Peter J. Solomon that Redcats should increase its purchase price, that the proposed merger agreement submitted by Redcats should be revised to provide more certainty of closing and that the Company’s longstanding employment agreements with senior management should be honored in accordance with their terms although management was prepared to discuss with Redcats accepting different employment arrangements so long as the financial arrangements under their existing employment agreements were honored. Mr. Benaroya communicated a similar message to Mr. Faintreny.

That same day, the Board of Directors met telephonically to discuss Redcats’ proposal. With the advice of the Company’s financial and legal advisors, the Board of Directors discussed the major issues contained in Redcats’ mark-up of the merger agreement and the proposed modifications to the employment agreements with senior management. In light of the more difficult retail environment and the now outdated nature of the projections for fiscal 2007 and 2008 that had previously been provided to Redcats, the Board of Directors determined that management should prepare a five-year plan that updated an informal five-year plan that had previously been prepared by management. The updated five-year plan would be posted to the data room. The Board of Directors requested that Bear Stearns prepare a discounted cash flow analysis in connection with its analyses regarding the fairness of any transaction considered by the Board of Directors utilizing the updated five-year plan.

On August 30, 2007, at the direction of the Company, Skadden sent Wachtell Lipton Rosen & Katz (“Wachtell Lipton”), counsel to Redcats, a revised draft of the merger agreement and certain preliminary tax calculations for Mr. Benaroya and Mr. Remeta relating to potential severance payments and tax gross-up amounts under their current employment agreements.

On August 31, 2007, the Board of Directors met to discuss the process with Redcats with the assistance of the Company’s legal and financial advisors. The Board of Directors was updated on the discussions with Redcats regarding Redcats’ proposal. Skadden reviewed with the Board of Directors their fiduciary duties in connection with the consideration of strategic alternatives, including a possible transaction with Redcats. Among other things, the Board of Directors discussed the proposed employment agreements with Messrs. Benaroya, Remeta and Carroll, and the long-standing nature of the current employment agreements with such executives. The consensus of the Board of Directors was that the existing employment agreements should be honored by Redcats or any other potential purchaser. The Board of Directors also reviewed certain tax issues and the amount of payments to be made to senior management under the existing employment agreements. Mr. Remeta presented the Board of Directors with a preliminary five-year plan for the Company and compared it to the Company’s earlier, two-year projections which had been included in the data room and had been prepared prior to the change in the retail and macroeconomic environment. See Item 8 — “Additional Information — Projected Financial Information & Sensitivity Analysis Data”. After discussion, the Board of Directors directed management and its legal and financial advisors to continue discussions with Redcats and to seek to improve the terms of the proposed merger agreement and for senior management to seek to make progress with respect to their proposed employment arrangements with Redcats and to furnish Redcats the preliminary five-year plan. In the meeting, the seven directors other than Messrs. Benaroya and Remeta, and then the five independent directors also excluding the two directors affiliated with Bear Stearns (which we sometimes refer to as the non-affiliated directors) met in executive session to discuss the potential transaction, the status of the negotiations with Redcats relating to the merger agreement and employment agreements and concurred with the Board of Directors’ conclusions regarding the next steps to be taken in the negotiations.

On September 2, 2007, Mr. Carroll, Skadden and Wachtell Lipton began negotiating the terms of the proposed merger agreement, including discussing some of the major open items on the draft merger agreement, including, among others, the amount and terms under which the termination fee would be payable, the scope of the representations that Redcats was requesting the Company to make and the Company’s request that the “material adverse change” condition be measured from August 4, 2007 (i.e., the end of the Company’s second fiscal quarter) rather than February 3, 2007 as proposed by Redcats. As a result of those and subsequent discussions, the terms of the draft merger agreement were revised to increase the certainty to the Company of closing a transaction and to make the proposed tender offer less conditional.

On September 3, 2007, the seven non-management directors met telephonically to discuss, with the Company’s legal and financial advisors, the status of the negotiations with Redcats. Among other matters, the non-management directors discussed the potential transaction, certain open issues relating to the draft merger agreement, the status of the discussions relating to senior management’s employment agreements, the status of the due diligence and the Company’s five-year plan. They also discussed that Redcats would be provided with a draft of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended August 4, 2007. In addition, the five non-affiliated directors met separately to further discuss these matters.

On the same date, Mr. Benaroya further discussed with Mr. Faintreny the need for the proposed merger agreement to be improved in order to increase the certainty of closing once the agreement was signed. Later that afternoon, the Company’s counsel received a revised draft of the merger agreement from Redcats’ counsel. That evening, the Board of Directors, together with the Company’s legal and financial advisors, met telephonically to discuss the degree of progress that had been made on the merger agreement and employment agreements. Among other things, the Board of Directors discussed some of the material open issues on the proposed merger agreement, and how best to proceed with Redcats. In addition, the Board of Directors instructed management and the Company’s legal and financial advisors to continue negotiating the terms of the merger agreement and to determine if acceptable terms of amended employment agreements could be reached between senior management and Redcats and their respective legal counsel.

On the evening of September 4, 2007, representatives of the Company and Redcats, along with their respective legal and financial advisors, met at Wachtell Lipton’s offices to discuss the terms of the proposed merger agreement and the employment agreements. In addition, the parties discussed a conceptual framework to accommodate Redcats’ conditions with respect to the amended employment agreements. Also on September 4, 2007, Wachtell Lipton provided Skadden with a draft Share Tender Agreement pursuant to which Mr. Benaroya would agree to tender all of his shares of Common Stock in the Offer. Over the next several days, numerous drafts of the merger agreement were exchanged between the parties, the parties were in frequent contact to discuss and negotiate specific terms of the merger agreement, related agreements, and the employment agreements, which included continuing employment of the executives for different periods of time, foregoing certain economic benefits under the existing employment agreements and, in the case of Mr. Benaroya, extending the period during which certain restrictive covenants would apply. In addition, the advisors provided frequent updates to the Company’s management.

On September 5, 2007, the Board of Directors, together with the Company’s legal and financial advisors, met telephonically to discuss the proposed transaction with Redcats. The Board of Directors was advised that progress was being made on the documentation, but certain issues still remained open. Bear Stearns preliminarily reviewed in detail with the directors its financial analysis of the $14.00 per share contemplated to be received by the holders of shares of Common Stock pursuant to the proposed transaction. Bear Stearns also discussed the Company’s second quarter results and negative sales trends in August as well as deteriorating macroeconomic trends that had negatively impacted and would likely continue to negatively impact the core customer base of both the Company and other value-priced apparel retailers, and indicated that, although it was not delivering its fairness opinion at this time and subject to satisfactory review of the transaction documents in substantially final form, the financial analyses which Bear Stearns presented to the Board of Directors would support a transaction at $14.00 per share. It was noted that progress had been made between the parties on the conceptual framework of the amendments to the existing employment agreements but that the form of amendment remained subject to documentation. Specifically, Messrs. Benaroya, Remeta and Carroll would have to commit to work for the Company for a period of time following the closing of the transaction, a portion of the severance to which they otherwise would have been entitled under their existing employment agreements had their employment been involuntarily terminated under certain circumstances would be paid at the closing of the Offer and a portion would be conditioned upon their continued employment during their respective employment periods. In addition, Mr. Benaroya would agree to extend the term of the noncompetition/nonsolicitation provisions in his agreement to 36 months as compared to the 18-month period contained in his existing employment agreement. The Board of Directors also noted that the Company had not made a counterproposal on price to Redcats, but it had been communicated to Redcats that the $14.00 per share price and several key aspects of the proposed merger agreement had not been accepted by the Board of Directors, and that the Company expected Redcats to honor all of the Company’s contractual obligations, including the Company’s existing employment agreements with senior management, in accordance with their terms and subject to any modifications agreeable by the parties. Following a discussion, the Board of Directors requested that Vincent Langone, as a representative of the non-affiliated directors, be present at the next meeting with representatives of Redcats, which was scheduled for the next day. During the Board of Directors call, the five non-affiliated directors met in executive session. After extensive discussion, the Board of Directors further instructed Mr. Langone to make a counteroffer to Redcats of $14.25 per share, although the sense of the Board of Directors was that a price of $14.00 per share was favorable in light of the Company’s then-current prospects.

On September 6, 2007, representatives of the Company, including Mr. Langone, and Redcats, along with their respective legal and financial advisors, met again at Wachtell Lipton’s offices. In addition, personal counsel to Mr. Benaroya and Mr. Remeta (Mr. Carroll, a lawyer, represented himself in negotiating his employment agreement) were present for portions of the meeting relating to the employment agreements. Representatives of the Company and Redcats made significant progress on finalizing the terms and conditions of the draft merger agreement as well as other ancillary agreements. In addition, substantial progress was made on the employment agreements with Messrs. Benaroya, Remeta and Carroll, which continued to be negotiated and finalized over the next several days with the involvement of personal counsel to Mr. Benaroya and Mr. Remeta. During the afternoon of September 6, 2007, Mr. Langone and then Mr. Benaroya met separately, and subsequently together, with Mr. Faintreny, and had an extensive discussion on the price being proposed by Redcats. Mr. Langone advised Mr. Faintreny that the Board of Directors was seeking an increase in Redcats’ proposal to $14.25 per share. Mr. Faintreny replied that based on the Company’s weakened prospects, including the decline in the Company’s financial results as well as its significantly reduced projections, the decline in the Company’s stock price and the more uncertain current retail environment, Redcats believed that the price should be lowered, but that he was prepared to seek authorization from Redcats’ parent company to proceed at the $14.00 per share price. In addition, Mr. Faintreny noted that Redcats would condition the transaction on modification of the Company’s employment agreements to provide for continuing employment of the executives for different periods of time, foregoing certain economic benefits under the existing employment agreements and, in the case of Mr. Benaroya, extending the period during which certain restrictive covenants apply. Mr. Langone asked Mr. Faintreny if Mr. Faintreny would seek authorization from Redcats’ parent company to propose a higher purchase price. Mr. Faintreny replied that he would make such an inquiry if the Board of Directors insisted, but he believed that there was virtually no chance that Redcats’ parent company would agree to an increase in the proposed purchase price, and there was a significant risk that the response would be to terminate discussions with the Company.

On the morning of September 7, 2007, the Board of Directors convened a telephonic meeting. Mr. Langone and Mr. Benaroya reviewed the September 6 meeting and discussions with Redcats, including their conclusion that Redcats was unlikely to increase its proposed purchase price above $14.00 per share, and Mr. Faintreny’s statement that while Redcats believed the proposal should be revised downwards, he was prepared to seek authorization from Redcats’ parent company to proceed with the $14.00 per share price. It remained the sense of the Board of Directors that $14.00 per share was an attractive price for the Company’s shareholders. At such meeting, the Board of Directors also authorized the Company to reimburse Messrs. Benaroya and Remeta for the fees and expenses of their personal counsel in negotiating revisions to the employment agreements which was estimated to be $50,000 in the aggregate. That afternoon, through their respective financial advisors, Redcats contacted the Company to advise that it would need to conduct additional due diligence before it was prepared to proceed with its $14.00 per share proposal as a result of the Company’s September 6, 2007 release disclosing a 7% decline in August comparable store sales and Redcats’ review of the Company’s updated projections for the second half of fiscal 2007 and fiscal 2008, which had been included in the five-year plan that had been provided to Redcats a few days earlier. As a result, later that afternoon, representatives of Redcats and Peter J. Solomon Company held a telephone conference with Mr. Remeta and representatives of Bear Stearns during which Redcats conducted further financial and business due diligence, including regarding the achievability of the updated projections which had recently been provided to Redcats.

In the evening of September 8, 2007, Mr. Benaroya received a call from Mr. Faintreny, who advised Mr. Benaroya that Redcats was reducing its proposal to $13.60 per share because of, among other things, the Company’s lowered projections for 2007 and 2008 and Redcats’ belief that the Company would not be able to achieve these reduced projected results for the second half of fiscal 2007 and fiscal 2008. Mr. Faintreny advised Mr. Benaroya that Redcats still strongly wished to proceed with the transaction with the Company, though at a reduced price.

On September 9, 2007, the Board of Directors held a telephonic meeting to discuss Redcats’ reduced proposal of $13.60 per share and to determine a response. The Board of Directors discussed various options, with the advice and assistance of its financial and legal advisors, including discontinuing negotiations with Redcats, asking for a

“go shop” provision to solicit potential competing proposals once it entered into a merger agreement with Redcats, requesting a lower termination fee, insisting on a price of $14.00 per share, and responding with a counterproposal of more than $13.60 but less than $14.00 per share. Bear Stearns advised the Board that, although it had not reviewed the matter with its Valuation Committee and subject to the completion of its work, it did not believe that the modest reduction in the proposed purchase price would likely affect its view as to fairness. There followed a lengthy discussion among the directors, including the risk that Redcats could determine not to proceed with the transaction. Immediately following the Board of Directors call, the seven non-management and then the five non-affiliated directors met in executive sessions. Skadden reviewed with the directors their fiduciary duties. The directors requested that Mr. Langone meet with Mr. Faintreny the next day to make a counterproposal to obtain a higher purchase price and a lower termination fee.

On the morning of September 10, 2007, Mr. Langone and Mr. Faintreny met at Skadden’s offices with their respective legal counsel. Mr. Langone and Mr. Faintreny then met in private to discuss the Board of Directors’ reaction to Redcats’ $13.60 proposal. Mr. Langone stated that he did not believe that he personally could recommend a $13.60 proposal to the full Board of Directors and that Redcats should increase its proposed purchase price to $13.80 for the consideration of the Board of Directors. He also advised Mr. Faintreny that Redcats would have to reduce the termination fee and expense reimbursement from a total of $7 million that had been negotiated in connection with Redcats’ $14.00 per share proposal to a total of $6 million (which also represented a reduction in the percentage of the overall purchase price as compared to the fee and expense reimbursement of $7 million at a purchase price of $14.00 per share). After further negotiations, Redcats increased its proposal to $13.70 per share and it agreed to lower its break-up fee and expense reimbursement proportionately to the decrease in the offer price from $14.00 to $13.70 (i.e., from $7 million to $6.85 million). Mr. Faintreny advised that this was Redcats’ best and final proposed price. Mr. Langone stated that he would take this revised proposal back to the Company’s Board of Directors for its consideration.

In the late afternoon and early evening of September 10, 2007, the Compensation Committee of the Board of Directors held a special meeting to consider, among others, the proposed employment agreement amendments with Messrs. Benaroya, Remeta and Carroll and the incentive compensation performance targets for the fall 2007 season for the Company’s key employees (other than Messrs. Benaroya, Remeta and Carroll who would not be participating in the incentive compensation plan). After extensive discussion and review of information, and with the advice of Skadden, the Compensation Committee recommended that the Board of Directors enter into the three employment agreement amendments with Messrs. Benaroya, Remeta and Carroll, and adopted, approved, and ratified the negotiation and execution of the employment agreement amendments as employment compensation, severance or other employee benefit arrangements, including for purposes of Rule 14d-10(d)(2) under the Exchange Act. In addition, the Compensation Committee decided to delay the selection of the incentive compensation targets for the Fall 2007 season for the Company’s key employees (other than Messrs. Benaroya, Remeta and Carroll who would not be participating in the incentive compensation plan) in a spirit of cooperation with Redcats.

In the late afternoon and early evening of September 10, 2007, the Board of Directors held a special meeting to consider the approval of the merger agreement, the amendments to the employment agreements and the transactions contemplated by such agreements. At the meeting:

•	Mr. Langone updated the Board of Directors on his negotiations with Redcats that morning.

•	Representatives of Skadden reviewed with the Board of Directors its fiduciary duties when considering a proposed transaction such as the merger and reviewed in detail the status and terms of the various agreements and other developments in the negotiations with Redcats.

•	The Board of Directors reviewed the positive and negative factors and risks to be considered in connection with the proposed transactions which had been discussed at previous Board of Directors meetings. See Item 4 — “The Solicitation or Recommendation — Background and Reasons for the Board of Directors’ Recommendation — Reasons for the Recommendation”.

•	The Board of Directors reviewed the proposed amendments to the employment agreements with Messrs. Benaroya, Remeta and Carroll.

•	The Board of Directors reviewed the terms of the proposed amendment to the Company’s SRSP.

•	Representatives of Bear Stearns made a financial presentation and rendered to the Board of Directors its oral opinion, which was subsequently confirmed by delivery of a written opinion dated September 10, 2007, to the effect that, as of that date and based upon and subject to the assumptions, matters, qualifications and limitations set forth in its written opinion, the $13.70 per share consideration to be received in the Offer and the Merger by the holders of shares of Common Stock was fair, from a financial point of view, to such holders. See Item 4 — “The Solicitation or Recommendation — Background and Reasons for the Board of Directors’ Recommendation — Opinion of Bear, Stearns & Co. Inc.”.

•	The seven non-management directors and then the five non-affiliated directors met in separate executive sessions to review and discuss the proposed transaction with Redcats and, after careful consideration, the non-affiliated directors determined by unanimous vote that the totality of factors reviewed supported its decision to recommend that the full Board of Directors enter into the Merger Agreement with Redcats, the amendments to the employment agreements and the transactions contemplated thereby.

•	Following careful consideration of the proposed Merger Agreement, including discussions with the Company’s financial and legal advisors, the full Board of Directors, by unanimous vote, determined that the terms and conditions of the Merger Agreement, the Tender Agreement and the amendments to the employment agreements and the transactions contemplated thereby were advisable and in the best interests of the Company’s stockholders, unanimously approved the Merger and the transactions contemplated thereby, and unanimously resolved to recommend that the Company’s stockholders tender their shares in the Offer and vote to approve and adopt the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger. The Board of Directors (with Messrs. Benaroya and Remeta abstaining), acting on the recommendation of the Compensation Committee, approved the amendments to the employment agreements with Messrs. Benaroya, Remeta and Carroll.

The Merger Agreement was executed by the parties during the evening of September 10, 2007. Prior to the opening of trading of the Common Stock on the NASDAQ on September 11, 2007, the Company and Redcats issued a joint press release announcing the execution of the Merger Agreement.

Reasons for the Recommendation.

In the course of reaching its determinations to approve the Offer and approve and adopt the Merger Agreement and other transactions contemplated thereby and to recommend that the Company’s stockholders accept the Offer and tender their shares of Common Stock in the Offer, the Board of Directors considered numerous factors in consultation with its outside legal counsel, financial advisors and the Company’s senior management, including the following material factors and benefits of the Offer and the Merger, each of which the Board of Directors believed supported its determinations:

Consideration.  The Board of Directors noted the fact that the Offer Price was all cash, which provides certainty of value to the Company’s stockholders. The Board of Directors also considered the historical market prices of the Common Stock and noted that the proposed Offer Price of $13.70 per share of Common Stock represented a premium of approximately (i) 52.6% over the closing price of the Common Stock on August 27, 2007 (the date of Redcats’ initial $14.00 per share proposal), (ii) 52.7%, 13.0% and 9.4%, over the closing price of the Common Stock on the date that was one, three and six months prior to September 7, 2007, respectively, and (iii) 81.5% over the closing price of the Common Stock on September 10, 2007, the day of the Board of Directors’ consideration of the Merger Agreement. The Board of Directors concluded, based upon all of the factors described herein, that the Offer Price was likely the highest price reasonably attainable by the holders of the Common Stock in a merger or other acquisition transaction.

Bear Stearns’ Fairness Opinion.  The Board of Directors considered the financial presentations of, and analyses presented by, Bear Stearns and Bear Stearns’ oral opinion delivered to the Board of Directors (which opinion was subsequently confirmed in writing) to the effect that, as of the date of the opinion and based upon and subject to the various considerations and assumptions set forth therein, the Offer Price of $13.70 per share of Common Stock was fair, from a financial point of view, to the holders of the Common Stock. In considering the financial presentations, analyses and opinion of Bear Stearns, the Board of Directors was aware of the relationships between certain of its directors and Bear Stearns as described under Item 3 — “Past Contacts, Transactions,

Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company — Relationships with Bear, Stearns & Co. Inc.” and Item 4 — “The Solicitation or Recommendation — Background and Reasons for the Board of Directors’ Recommendation — Opinion of Bear, Stearns & Co. Inc. — Other Considerations.” A summary of the material financial analyses performed by Bear Stearns in connection with rendering the fairness opinion is described under Item 4 — “The Solicitation or Recommendation — Background and Reasons for the Board of Directors’ Recommendation — Opinion of Bear, Stearns & Co. Inc.”. The full text of Bear Stearns’ written opinion to the Board of Directors, which describes, among other things, the assumptions made, some of the matters considered and qualifications to and limitations of the review undertaken by Bear Stearns, is attached hereto as Annex A and is incorporated herein by reference.

Sale Process.  The Board of Directors considered the results of the strategic review process conducted by the Company, with the assistance of Bear Stearns, predominantly over the last year and a half (and more recently since the Spring of 2007 and the Company’s announcement during its May 25th first quarter conference call and in its Quarterly Report on Form 10-Q for the first fiscal quarter of 2007 that the Board of Directors has seriously considered, and is continuing to consider, strategic alternatives to increase shareholder value). The Board of Directors noted that such process involved discussions with third parties who were likely to have the resources required to engage in an acquisition of the Company, engaging in discussions with various parties to determine their interest in acquiring the Company, entering into confidentiality agreements with certain of such parties, making management presentations to interested parties, conducting store and facility visits with certain interested third parties, making an online data room available to interested parties and the receipt of indications of interest and proposals from certain of such third parties, including indications of interest at prices higher than the Offer Price. For further details of the sale process, see Item 4 — “Background and Reasons for the Board of Directors’ Recommendation — Background of the Transaction”.

Minimum Tender Condition.  The Board of Directors considered the fact that the consummation of the Offer is conditioned on a majority of the fully diluted shares of Common Stock being validly tendered in the Offer and that such minimum tender condition could not be waived by Redcats.

Tender Agreement.  The Board of Directors considered the fact that Raphael Benaroya, the Company’s Chairman of the Board, President and Chief Executive Officer would enter into the Tender Agreement in which Mr. Benaroya would tender in the Offer all shares of Common Stock beneficially owned by him (other than options, shares of restricted Common Stock and shares of Common Stock held in accounts under the Company’s Retirement Savings Plan and SRSP), which shares represent in the aggregate approximately 15% of the currently outstanding shares of Common Stock. The Board of Directors also noted that the Tender Agreement was a condition to Redcats entering into the Merger Agreement, and that Mr. Benaroya, the Company’s largest shareholder who had a significant economic stake in the Company, advised the Board of Directors that he was prepared to support the transaction and tender his shares in the Offer. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company — Tender Agreement.”

Identity of the Buyer.  The Board of Directors considered the fact that Redcats is a well known catalogue, web and retail company with experience in running companies in the retail business and that Redcats had a long standing interest in acquiring the Company, had a strong strategic rationale for making the acquisition, and had the financial capability to complete the transaction and therefore would be both motivated to, and capable of, closing the transaction on a prompt basis.

Negotiations of the Agreement and Related Agreements.  The Board of Directors considered a number of factors relating to the procedural safeguards involved in the negotiation of the transaction, which provided assurance of the substantive and procedural fairness of the transaction to the Company’s stockholders. The Board of Directors also noted the negotiations that occurred between the Company and its representatives and Redcats and its representatives and between members of senior management and Redcats regarding the terms of the amended employment agreements.

Ability to Consider Alternative Transactions and to Terminate the Merger Agreement. The Board of Directors considered the terms of the proposed Merger Agreement, including the provisions prohibiting the Company from soliciting an alternate takeover proposal from a third party, or entering into negotiations or discussions regarding an alternate proposal unless such proposal is deemed to be a “superior proposal” by the Board of Directors. However, the Board of Directors also noted that the Company would be permitted to engage in discussions and negotiations with, any third party that provides the Company with an unsolicited proposal if the Board of Directors determines in good faith, after consultation with the Company’s financial advisor, that (i) such proposal constitutes, or is reasonably likely to constitute, a superior proposal and (ii) the failure to take such action would be reasonably likely to result in a breach of the Board of Directors’ fiduciary duties to the stockholders of the Company. Under similar circumstances, the Board of Directors would also be able to furnish non-public information to a third party. The Board of Directors also considered that, subject to following certain procedures, the Company could terminate the Merger Agreement prior to completion of the Offer in order to enter into an agreement with respect to a superior proposal.

Termination Fees.  The Board of Directors considered the $5.85 million termination fee and expense reimbursement of up to $1.0 million, which together represent approximately 3.4% of the equity transaction value, to be paid to Redcats if the Merger Agreement is terminated under circumstances specified in the Merger Agreement. The Board of Directors was apprised by their legal and financial advisors of the customary nature of such termination fees and expense reimbursement, and believed that a termination fee and expense reimbursement of this size for the transaction contemplated by the Merger Agreement would not, in and of itself, unduly deter a third party from making, or inhibit the Board of Directors in evaluating or negotiating a superior proposal, and, if appropriate, terminating the Merger Agreement and approving a superior proposal.

Ability to Change Recommendation to Stockholders.  The Board of Directors noted that, subject to following certain procedures set forth in the Merger Agreement, it retained the ability to withdraw or modify its recommendation and recommend a superior proposal to the Company’s stockholders.

Arm’s Length Negotiations.  The Board of Directors considered the fact that the Merger Agreement and the transactions contemplated thereby were the product of arm’s length negotiations between Redcats and the Board of Directors, a majority of whose members were not employed by or affiliated with the Company (except in their capacity as directors) and that no member of the Board of Directors would have any equity interest in the Company following the Merger.

Terms of the Merger Agreement — No Financing Condition.  The Board of Directors also considered the other terms of the proposed Merger Agreement, including, among others, the fact that the completion of the Offer and the Merger is not subject to any financing condition, that the conditions to the Offer were customary in nature and that Redcats would be required to extend the Offer for up to a 150-day period if the conditions were not satisfied at the applicable expiration date.

Likelihood of Consummation.  The Board of Directors considered the likelihood that the Offer and second-step Merger would be completed, including its expectation that there would not be significant antitrust or other regulatory impediments to the transaction and that the receipt of third-party consents would not be a condition to the completion of the Merger. The Board of Directors also noted that once the Offer were completed, there would be very few conditions to the consummation of the Merger.

Limited Liquidity of Common Stock.  The Board of Directors considered the thin trading market and limited liquidity in the Common Stock. In view of such limited liquidity, the Board of Directors noted that it could be difficult for any large stockholder of the Company to sell its shares of Common Stock in the public market without possibly depressing the market price of the shares. The Board of Directors also noted that the transaction would provide liquidity for the holders of the Company’s options, SARs and restricted stock.

Future Prospects of the Company; Uncertainty of Future Common Stock Market Price. The Board of Directors considered the directors’ familiarity with the Company’s business, financial condition, results of operations, technology, intellectual property, infrastructure, management and competitive position and prospects, as well as current industry, economic and market conditions. The Board of Directors also considered the Company’s recent results of operations for the fiscal year ended February 3, 2007, the first quarter ended May 5, 2007, the second quarter ended August 4, 2007, and store sales and comparable store sales results for the month of August, as well as the prospects for the remainder of the current fiscal year, including recent negative trends in the Company’s sales and same stores sales as well as negative sentiment in the retail sector and in consumer confidence. The Board of Directors also reviewed the Company’s historical and recent performance, based on various financial and operating metrics, compared to those of certain comparable companies, and that recently the Company had underperformed its peers and had missed certain analyst profitability estimates. The Board of Directors also reviewed the five-year projections prepared by management of the Company. A summary of the five-year projections is described under Item 8 — “Additional Information — Projected Financial Information & Sensitivity Analysis Data”. The Board of Directors recognized the variability inherent in the retail industry and that past performance was not necessarily predictive of the future prospects of the Company, especially in light of the historical variability in the Company’s profitability and the fact that small changes in certain operating and financial variables could have a significant impact on future performance and results. The Board of Directors further considered the recent volatility in the securities and credit markets and its effects on the market prices of the Common Stock and potential effects on the retail industry. The Board of Directors took note of the recent changes in the macroeconomic environment and that the Company’s reliance on mass-market customers (lower- to middle-income) would likely increase its exposure to such changes. The Board of Directors considered the possible effects on the Company and its stockholders if the Offer were not to close, including the likelihood that in any such event the price that might be received by the Company’s holders of Common Stock in the open market or otherwise would likely be less than the $13.70 per share Offer Price to be paid in the Offer and Merger.

Prospects as Standalone Public Company.  The Board of Directors concluded that the Offer and Merger was the best alternative reasonably available to the Company in light of the business, operational and financial risks associated with operating on a standalone basis in light of the current retail environment, which had deteriorated in the recent past, and the future prospects for which were uncertain. In addition to the above, the Board of Directors considered the increasing challenges faced by the Company as an independent company pursuing organic growth and/or growth through acquisitions of other companies. The Board of Directors also considered the fact that the Company’s infrastructure and overhead could support a larger company and that there were few prospects for growth through acquisitions. The Board of Directors considered the risks of growth through new store openings in light of the Company’s historical experience in this area. The Board of Directors was also aware of the significant ongoing and increasing costs, distractions, disadvantages and risks of remaining a public company, particularly in view of the regulatory, corporate governance, accounting and public disclosure requirements precipitated by the Sarbanes-Oxley Act of 2002 and related U.S. Securities and Exchange Commission Public Company Accounting Oversight Board of Directors. The Board of Directors considered the benefits and risks associated with other alternatives to enhancing stockholder value if the Company remains a standalone public company, such as a recapitalization, significant share repurchase or public offering to fund growth, and concluded that the Offer and Merger was a preferable alternative.

Availability of Dissenters’ Rights.  The Board of Directors considered the fact that dissenters’ rights of appraisal under Delaware law would be available to the Company’s stockholders who did not sell their shares in the Offer.

The Board of Directors also considered potential risks or negative factors relating to the Offer and the Merger, including the following:

Risk of Non-Completion.  The Board of Directors considered the risk that the proposed Offer and the Merger might not be completed and the effect of the resulting public announcement of termination of the Merger Agreement on:

•	The market price of the Common Stock. In that regard, the market price could be affected by many factors, including: (1) the reason or reasons for which the Merger Agreement was terminated and whether such termination resulted from factors adversely affecting the Company; (2) the possibility that, as a result of the termination of the Merger Agreement, the marketplace would consider the Company to be an unattractive acquisition candidate; and (3) the possible sale of shares of the Common Stock by short-term investors following an announcement of termination of the Merger Agreement;

•	The Company’s operating results, particularly in light of the costs incurred in connection with the transaction, including the potential requirement to make a termination payment and expense reimbursement; and

•	The Company’s ability to attract and retain key personnel.

Possible Disruption of Business.  The Board of Directors considered the possible disruption to the Company’s business that may result from the announcement of the transaction and the resulting distraction of the attention of the Company’s management and employees. The Board of Directors also considered the fact that the Merger Agreement contains certain limitations regarding the operation of the Company during the period between the signing of the Merger Agreement and the completion of the proposed Merger.

Offer and Merger Consideration Taxable.  The Board of Directors considered that the cash consideration to be received by the Company’s stockholders in the Offer and the Merger would be taxable to the stockholders.

Future Growth.  The Board of Directors considered the fact that if the proposed Merger is consummated, the Company will no longer exist as an independent company, and the Company’s stockholders will no longer participate in the future growth of the Company. Because of the risks and uncertainties associated with the Company’s future growth prospects and the uncertain retail environment, the Board of Directors concluded that this detriment was not quantifiable. The Board of Directors concluded that providing the Company’s stockholders the opportunity to sell their shares at a fair price now was preferable to remaining as an independent public company in which the holders of such stock would have a speculative potential for future gain.

Termination Fee and Expenses.  The Board of Directors considered the $5.85 million termination fee and the expense reimbursement of up to $1.0 million that the Company may be required to pay in connection with the termination of the Merger Agreement under certain circumstances. While the Board of Directors recognized that the termination fee and expense reimbursement impose an additional cost to a third-party buyer, the Board of Directors believed that the termination fee and expense reimbursement are customary in amount and that the termination fee and expense reimbursement are not large enough to unduly deter other parties who might be interested in acquiring the Company.

Interests of Senior Managers and Directors that are Distinct from the Interest of the Company’s Stockholders. The Board of Directors considered the interests of Mr. Benaroya, the Company’s Chairman of the Board, President and Chief Executive Officer, and certain other members of senior management, in the Offer and Merger and related transactions, including the fact that certain severance payments would be made to such persons upon consummation of the Offer and that all options, SARs and restricted stock (whether vested or unvested) would be cashed out in the Merger. The Board of Directors also considered the relationships between certain of its directors and Bear Stearns as described under Item 3 — “Past Contacts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company — Relationships with Bear, Stearns & Co. Inc.” and Item 4 — “The Solicitation or Recommendation — Background and Reasons for the Board of Directors’ Recommendation — Opinion of Bear, Stearns & Co. Inc. — Other Considerations.”

The foregoing discussion of the information, factors and risks considered by the Board of Directors is not intended to be exhaustive, but includes the material factors considered by the Board of Directors. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Board of Directors viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Board of Directors assigned different weights to the various factors described above.

Opinion of Bear, Stearns & Co. Inc.

Overview

Pursuant to an engagement letter (the “Engagement Letter”) between Bear Stearns and the Company effective as of March 3, 2007 and executed in the Spring of 2007, the Company retained Bear Stearns to act as the Company’s financial advisor and, to the extent requested by us and appropriate under the circumstances, to render an opinion to the Board of Directors as to the fairness, from a financial point of view, to the stockholders of United Retail, of the consideration to be received in a merger or sale of United Retail.

In selecting Bear Stearns, the Board of Directors considered, among other things, the fact that Bear Stearns is an internationally recognized investment banking firm with substantial experience advising companies in the retail industry as well as substantial experience providing strategic advisory services. In addition, the Company also considered Bear Stearns’ familiarity with the Company and their previous engagement in 2006 in which they had assisted the Company in a review of strategic alternatives. Bear Stearns, as part of its investment banking business, is continuously engaged in the evaluation of businesses and their debt and equity securities in connection with mergers and acquisitions; underwritings, private placements and other securities offerings; senior credit financings; valuations; and general corporate advisory services.

At the September 10, 2007 meeting of the Board of Directors, Bear Stearns delivered its oral opinion, which was subsequently confirmed in writing, that, as of September 10, 2007, based upon and subject to the assumptions, qualifications and limitations set forth in the written opinion, the consideration to be received in the Offer and the Merger is fair, from a financial point of view, to the stockholders of United Retail.

The full text of Bear Stearns’ written opinion to the Board of Directors, which describes, among other things, the assumptions made, some of the matters considered and qualifications to and limitations of the review undertaken by Bear Stearns, is attached as Annex A to this Schedule 14D-9, and you should read the opinion carefully. The following summary of Bear Stearns’ opinion does not purport to be complete and is qualified in its entirety by reference to the full text of the opinion. The Bear Stearns opinion, which was authorized for issuance by the Fairness Opinion and Valuation Committee of Bear Stearns, is subject to the assumptions and conditions set forth in the opinion and is necessarily based on economic, market and other conditions and the information made available to Bear Stearns as of the date of the Bear Stearns opinion. Bear Stearns has no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of the rendering of its opinion.

In reading the discussion of the fairness opinion set forth below, you should be aware that Bear Stearns’ opinion:

•	was provided to the Board of Directors for its benefit and use;

•	did not constitute a recommendation to the Board of Directors or any stockholder of United Retail as to whether to tender their shares in the Offer or how to vote in connection with the Merger or otherwise;

•	did not address the Company’s underlying business decision to pursue the Offer and the Merger, or the relative merits of the Offer and the Merger as compared to any alternative business strategies that might exist for the Company; and

•	did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of United Retail’s officers, directors or employees, or any class of these persons, in connection with the Offer and the Merger relative to the consideration to be received in the Offer and the Merger.

The Board of Directors did not provide specific instructions to, place any limitations on the scope of the investigation by, or request any procedures be followed or factors be considered by, Bear Stearns in performing its analyses or providing its opinion.

In arriving at its opinion, Bear Stearns, among other things:

•	reviewed a draft of the Merger Agreement, dated September 10, 2007;

•	reviewed United Retail’s Annual Reports to Shareholders and Annual Reports on Form 10-K for the fiscal years ended February 3, 2007, January 28, 2006 and January 29, 2005, its Quarterly Reports on Form 10-Q for the periods ended May 5, 2007 and August 4, 2007 and its Current Reports on Form 8-K filed since February 3, 2007;

•	reviewed certain operating and financial information relating to United Retail’s business and prospects, including projections for the five fiscal years ended January 31, 2012 (the “Projections”), all as prepared and provided to Bear Stearns by United Retail’s management;

•	met with certain members of United Retail’s senior management to discuss United Retail’s business, operations, historical and projected financial results and future prospects;

•	reviewed the historical prices, trading multiples and trading volumes of the the Common Stock;

•	reviewed publicly available financial data, stock market performance data and trading multiples of companies which Bear Stearns deemed generally comparable to United Retail;

•	reviewed the terms of recent mergers and acquisitions involving companies which Bear Stearns deemed generally comparable to United Retail;

•	performed discounted cash flow analyses based on the Projections; and

•	conducted such other studies, analyses, inquiries and investigations as Bear Stearns deemed appropriate.

In connection with rendering its opinion, Bear Stearns further noted that:

•	Bear Stearns relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to or discussed with Bear Stearns by the Company or from public sources, including, without limitation, the Projections;

•	with respect to the Projections, Bear Stearns has relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s senior management as to the expected future performance of United Retail;

•	Bear Stearns has not assumed any responsibility for the independent verification of any such information, including, without limitation, the Projections. Bear Stearns expresses no view or opinion as to the Projections and the assumptions upon which they are based and Bear Stearns has further relied upon the assurances of the Company’s senior management that they are unaware of any facts that would make the information, including the Projections, incomplete or misleading;

•	in arriving at its opinion, Bear Stearns has not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of United Retail, nor has it been furnished with any such appraisals;

•	during the course of its engagement, Bear Stearns was asked by the Board of Directors to solicit indications of interest from various third parties regarding a transaction with United Retail, and Bear Stearns has considered the results of such solicitation in rendering its opinion;

•	Bear Stearns has assumed that the transactions will be consummated in a timely manner and in accordance with the terms of the Merger Agreement without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material effect on United Retail; and

•	Bear Stearns is not a legal, regulatory, tax or accounting expert and has relied on the assessments made by United Retail and its advisors with respect to such issues.

Bear Stearns does not express any opinion as to the price or range of prices at which the shares of Common Stock may trade subsequent to the announcement of the transaction.

Summary of Analyses

Some of the financial analyses summarized below include summary data and information presented in tabular format. In order to understand fully Bear Stearns’ financial analyses, the summary data and tables must be read together with the full text of the summary. The summary data and tables alone are not a complete description of the financial analyses. Considering the summary data and tables alone could create a misleading or incomplete view of Bear Stearns’ financial analyses.

Selected Comparable Public Companies Analysis.  Bear Stearns reviewed and analyzed 18 retail companies primarily operating in the United States, and from this group selected five companies which Bear Stearns believed to be the most relevant comparable companies. Bear Stearns selected and analyzed these companies to provide a benchmark for evaluating the multiples implied by the $13.70 per share in cash consideration to be received by holders of shares of Common Stock in the Offer and merger to multiples of companies Bear Stearns deemed generally comparable to United Retail. In performing these analyses, Bear Stearns reviewed and analyzed certain financial information, valuation multiples and market trading data relating to United Retail and compared such information to the corresponding information of the selected comparable companies. These companies were selected primarily because Bear Stearns believed they share similar business characteristics to United Retail based on operational and financial metrics. However, none of the companies selected is identical or directly comparable to United Retail. Accordingly, Bear Stearns made judgments and assumptions concerning differences in financial and operating characteristics of the selected companies and other factors that would affect the public trading value of the selected companies. Other companies were considered but not deemed relevant because their size, operations, target customer, product offering, financial and operating metrics or other characteristics differ substantially from United Retail.

The most relevant comparable companies Bear Stearns selected were:

•	Cato

•	Charlotte Russe

•	Charming Shoppes

•	Dress Barn, and

•	New York & Company

The other comparable companies Bear Stearns selected were:

•	Abercrombie & Fitch

•	Aeropostale

•	American Eagle Outfitters

•	Ann Taylor

•	Bebe Stores

•	Cache

•	Casual Male

•	Chicos

•	Christopher & Banks

•	Citi Trends

•	Coldwater Creek

•	Talbots, and

•	Urban Outfitters

For each of the selected companies, Bear Stearns calculated Enterprise Value, calculated as explained below, divided by the estimated earnings before interest, income taxes, depreciation and amortization, referred to as “EBITDA,” for the latest twelve months ended in the second quarter of 2007, calendar year ending December 31, 2007 and the calendar year ending December 31, 2008, which is referred to as Enterprise Value/EBITDA multiple.

Bear Stearns compared the range and the mean (arithmetic average) multiples for the group of companies identified above to the multiples implied by the $13.70 per share in cash consideration to be received by holders of shares of Common Stock in the Offer and the Merger. Bear Stearns also compared the price to EPS multiples obtained for the Company and each of the most relevant comparable companies and other comparable companies. Bear Stearns observed that the multiples of EBITDA and EPS implied by the $13.70 per share in cash consideration to be received by holders of shares of Common Stock in the Offer and the Merger generally compared favorably to the multiples implied by the most relevant comparable companies and other comparable companies included in the analysis.

For this analysis, Enterprise Value of a particular company was calculated as market value of the company’s equity (as of the close of business on September 7, 2007) plus the value of the company’s indebtedness, capital leases, minority interest and preferred stock minus the company’s cash and cash equivalents, and marketable securities. The estimates of EBITDA for each of the selected companies were based on publicly available Wall Street research estimates.

The following table summarizes the results of the analysis:

	Enterprise Value/EBITDA						Price/EPS
	LTM Q2 2007		2007E		2008E		CY 2007E		CY 2008E

United Retail At $13.70	7.1	x	6.4	x	4.3	x	26.2	x	13.6	x

Most Relevant Comparables
High	5.9	x	6.4	x	5.6	x	16.4	x	13.3	x
Low	3.5		3.7		3.2		11.2		10.0
Most Relevant Comparables Mean	4.7	x	5.0	x	4.3	x	13.5	x	10.9	x
All Comparables
High	14.1	x	12.5	x	9.6	x	33.7	x	21.2	x
Low	3.5		3.7		3.2		11.2		10.0

All Comparables Mean	7.1	x	6.9	x	5.8	x	16.7	x	13.5	x

Selected Precedent Merger and Acquisition Transactions Analysis.  Bear Stearns selected, reviewed and analyzed 15 precedent merger and acquisition transactions involving retail companies and identified eight transactions as the most relevant transactions. In performing these analyses, Bear Stearns reviewed and analyzed certain financial information and transaction multiples relating to United Retail and compared such information to the corresponding information of the companies involved in the selected transactions. Bear Stearns reviewed precedent merger and acquisition transactions to provide a benchmark for evaluating the multiples implied by the $13.70 per share in cash consideration to be received by holders of shares of Common Stock in the Offer and the Merger to the multiples paid in the precedent merger and acquisition transactions. Bear Stearns observed that the multiples implied by the $13.70 per share in cash consideration to be received by holders of shares of Common Stock in the Offer and the Merger were generally consistent with the multiples of the selected most relevant comparable transactions included in this analysis. The selected most relevant retail transactions were:

Acquiror	Target	Date Announced

Lee Equity Partners	Deb Shops	7/27/07
Istithmar	Loehmann’s	5/20/06
Bain Capital	Burlington Coat Factory	1/18/06
The Dress Barn	Maurices	11/17/04
Arcapita	Loehmann’s	4/23/04
Stage Stores	Peebles	10/7/03
Bear Stearns Merchant Banking	Lerner/New York & Co.	11/22/02
Designs Inc.	Casual Male	5/3/02

Other retail transactions considered were:

Acquiror	Target	Date Announced

Finish Line	Genesco	6/17/07
Apollo Advisors	Claire’s Stores	3/20/07
Limited Brands	La Senza	11/15/06
Talbot’s	J.Jill	2/6/06
Apollo Advisors	Linens ’n Things	11/8/05
GMM Capital/Prentice Capital	Goody’s Family Clothing	10/27/05
Chico’s FAS	White House Black Market	7/31/03

The table below summarizes the analysis:

					Current
	LTM		EV/LTM		FY
	Revenue		EBITDA		EBITDA

Mean for all transactions	0.8	x	8.6	x	8.2	x
Median for all transactions	0.8		8.0		8.1
Mean for most relevant transactions	0.6		6.8		6.5
Median for most relevant transactions	0.6		7.0		6.5

Discounted Cash Flow Analysis.  Bear Stearns calculated the range of implied equity value per share for the Common Stock by performing a discounted cash flow analysis.

A discounted cash flow analysis is a traditional method of evaluating the value of an asset by estimating the future unlevered free cash flows of an asset and taking into consideration the time value of money by calculating the “present value” of these estimated cash flows. “Present value” refers to the current value of one or more future cash payments, or cash flows, from an asset and is obtained by discounting those future unlevered free cash flows by a discount rate that takes into account company size, estimates of risk and rates of return required by the capital markets and suitable financial leverage and other appropriate factors. Other financial terms utilized below are “terminal value,” which refers to the value of all future cash flows from an asset at a particular point in time, and “unlevered free cash flows,” which refers to a calculation of the future free cash flows of an asset assuming the asset is unencumbered by debt. The Projections for the fiscal years ending January 31, 2012 were used to calculate unlevered free cash flows for the corresponding period. Bear Stearns also calculated terminal values as of January 31, 2012 by applying a range of EBITDA multiples from 4.00x to 5.00x, which implies a free cash flow perpetual growth range of 2.7% to 6.9%. Bear Stearns chose these terminal value multiples based on (i) the implied perpetual growth rates of free cash flow derived from such multiples that Bear Stearns determined to be reasonable, (ii) Bear Stearns’ review of trading data for comparable public companies and (iii) Bear Stearns’ overall experience in valuing retail companies.

In determining United Retail’s estimated Weighted Average Cost of Capital, referred to as “WACC,” of 14.0% to 16.3%, Bear Stearns applied a range of equity risk premia that it deemed appropriate, reviewed and analyzed the historical adjusted and predicted betas of United Retail and certain other publicly-traded retail companies, assessed a range of debt/total capitalization levels for United Retail’s prospective capital structure, applied a size premium reflecting the size of United Retail’s stock market capitalization, reflecting Bear Stearns’ judgment of the additional required returns for investing in companies of this size, while taking into account macroeconomic assumptions, estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

The estimated unlevered free cash flows for the fiscal years 2007 through 2011 and the terminal value as of January 31, 2012 were then discounted to present values using a range of discount rates of 14.0% to 16.3% corresponding to United Retail’s WACC in order to derive the unlevered enterprise values for United Retail. Bear Stearns believed that it was appropriate to use United Retail’s WACC of 14.0% to 16.3% as the discount rates applicable to estimated unlevered free cash flows. In arriving at the estimated equity values per share of Common Stock, Bear Stearns calculated the equity value for United Retail by deducting net debt from the unlevered enterprise values. Net debt includes short-term and long-term debt adjusted for the value of cash and short-term investments as of August 4, 2007. Based on the assumptions set forth above, this analysis implied a range for the Common Stock of $12.96 to $16.16 per share.

Historical Common Stock Performance.  Bear Stearns reviewed the performance of the Common Stock from September 8, 2005 to September 7, 2007 and compared the Company’s stock price performance to the performance of the most relevant comparable companies, the other comparable companies and the S&P 500. Bear Stearns also reviewed the average, high and low closing prices of the Common Stock for the one month, three month, six month, one year and two year periods prior to September 8, 2007, which were as follows:

Summary of United Retail Share Closing Prices During Periods Prior to September 7, 2007

	Two Years	One Year	Six Months	Three Months	One Month

Average	$14.07	$13.78	$11.76	$10.62	$8.95
High	20.00	19.83	14.85	12.52	9.82
Low	7.40	7.95	7.95	7.95	7.95

Other Considerations

The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant methods of financial and valuation analyses and the application of those methods to the particular circumstances involved. A fairness opinion is therefore not readily susceptible to partial analysis or summary description, and taking portions of the analyses set out above, without considering the analysis as a whole, would in the view of Bear Stearns create an incomplete and misleading picture of the processes underlying the analyses considered in rendering the Bear Stearns opinion. In arriving at its opinion, Bear Stearns:

•	based its analyses on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions, capital markets considerations and industry-specific and company-specific factors;

•	did not form a view or opinion as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support the Bear Stearns opinion;

•	considered the results of all its analyses and did not attribute any particular weight to any one analysis or factor; and

•	arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and believes that the totality of the factors considered and analyses performed by Bear Stearns in connection with its opinion operated collectively to support its determination as to the fairness of the consideration to be received by the holders of shares of Common Stock.

Bear Stearns also noted that:

•	the analyses performed by Bear Stearns, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by these analyses;

•	none of the public companies used in the comparable public companies analysis described above are identical to United Retail, and none of the precedent merger and acquisition transactions used in the precedent merger and acquisition transactions analysis described above are identical to the Offer and the Merger;

•	accordingly, the analyses of publicly-traded comparable companies and precedent merger and acquisition transactions is not mathematical; rather such analyses involve complex considerations and judgments concerning the differences in financial, operating and capital markets-related characteristics and other factors regarding the companies and precedent merger and acquisition transactions to which United Retail and the Offer and the Merger were compared; and

•	the analyses performed by Bear Stearns do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future.

The type and amount of consideration payable in the Offer and the Merger were determined through negotiations between United Retail and Redcats and approved by the Board of Directors. The decision to enter into the Merger Agreement was solely that of the Board of Directors. The Bear Stearns opinion was just one of many factors taken into consideration by the Board of Directors. Consequently, Bear Stearns’ analyses should not be viewed as determinative of the decision of the Board of Directors with respect to the approval and adoption of the Merger Agreement.

For a description of the Engagement Letter and fees payable by the Company to Bear Stearns thereunder, see Item 5 — “Persons/Assets Retained, Employed, Compensated or Used”.

Bear Stearns has previously been engaged by United Retail to provide investment banking and other services on matters unrelated to the Offer and the Merger, for which Bear Stearns has received (or expects to receive) customary fees. Bear Stearns may seek to provide United Retail, PPR SA, the parent of Redcats, and/or Redcats and their respective affiliates with certain investment banking and other services unrelated to the Offer and the Merger in the future.

Ilan Kaufthal, a Vice Chairman of Bear Stearns, is a member of United Retail’s Board of Directors, and Michael Goldstein is a member of the Board of Directors of The Bear Stearns Companies Inc. and is a member of United Retail’s Board of Directors.

Consistent with applicable legal and regulatory requirements, Bear Stearns has adopted policies and procedures to establish and maintain the independence of Bear Stearns’ research departments and personnel. As a result, Bear Stearns’ research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to United Retail, Redcats, the Offer, the Merger and other participants in the Offer or the Merger that differ from the views of Bear Stearns’ investment banking personnel.

In the ordinary course of business, Bear Stearns and its affiliates may actively trade for its own account and for the accounts of its customers equity and debt securities, bank debt and/or other financial instruments issued by United Retail, Redcats, and their respective affiliates, as well as derivatives thereof, and, accordingly, may at any time hold long or short positions in these securities, bank debt, financial instruments and derivatives.

Intent to Tender.

To the knowledge of the Company, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, each executive officer and director of the Company currently intends to tender in the Offer all shares of Common Stock over which he or she has sole dispositive power.

ITEM 5.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

The Company has retained Bear Stearns as its financial advisor in connection with the Offer and the Merger. The Company has also engaged Bear Stearns to provide a fairness opinion in connection with the Merger Agreement, the Offer and the Merger, which is filed as Annex A hereto and is incorporated herein by reference.

Pursuant to the Engagement Letter between Bear Stearns and the Company, the Company has agreed to pay to Bear Stearns (i) $1.0 million at the earlier of (A) if the Company requests Bear Stearns to render an opinion as to the fairness, from a financial point of view, to the Company or its shareholders, of the consideration to be received in the Offer and Merger or (B) the signing of a definitive transaction agreement, credited against fees payable pursuant to (ii) and (iii) below; (ii) 1.5% of the Aggregate Consideration (as defined in the Engagement Letter) paid in the transaction if the transaction is consummated; and (iii) if the Offer is not consummated, but the Company is granted or becomes entitled to receive a “break-up” or “topping fee” or any other similar payment in connection with the termination, abandonment or cancellation of the Offer, 20% of the total of such fees in excess of the Company’s related un-reimbursed expenses, up to $1.5 million. Assuming the transaction is consummated, the Company will pay approximately $3.0 million in the aggregate to Bear Stearns under the Engagement Letter.

The Company has also agreed in the Engagement Letter to reimburse Bear Stearns for all reasonable and documented out-of pocket expenses (not to exceed $100,000 without the Company’s consent) and to indemnify Bear Stearns and certain related persons from and against any liabilities, expenses and actions arising out of or in connection with its engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the Company concerning the Offer or the Merger.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

No transactions in shares of Common Stock have been effected during the past 60 days by the Company or, to the knowledge of the Company, any current executive officer, director, affiliate or subsidiary of the Company, other than compensation in the ordinary course of business in connection with the Company’s employee benefit plans.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in:

•	a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person;

•	an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company;

•	any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth above, there are no transactions, resolutions of the Board of Directors, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION.

Section 14(f) Information Statement.

The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Merger Sub, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors, other than at a meeting of the Company’s stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

Section 203 of the Delaware General Corporation Law.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock those shares owned (A) by persons who are directors and also officers and (B) by employee stock plans in which employee participants do not have the right to determine confidentially whether to tender shares held subject to the plan), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board of Directors has approved the Merger Agreement and the Tender Agreement and the transactions contemplated thereby, as described in Item 4 — “The Solicitation or Recommendation” above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement and the Tender Agreement.

Appraisal Rights.

No appraisal rights are available to holders of shares of Common Stock in connection with the Offer. However, if the Merger is consummated, each holder of shares of Common Stock (that did not tender such holder’s shares of Common Stock in the Offer) at the Effective Time who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL will be entitled to receive a judicial determination of the fair value of the holder’s shares of Common Stock (exclusive of any element of value arising from the accomplishment or expectation of such merger or similar business combination) and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for shares of Common Stock held by such holder. Any such judicial determination of the fair value of the shares of Common Stock could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the shares of Common Stock. Stockholders should recognize that the value so determined could be higher or lower than the price per share paid pursuant to the Offer. Moreover, the Company may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the shares of Common Stock is less than the price paid in the Offer. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

If any holder of shares of Common Stock who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his, her, or its rights to appraisal as provided in the DGCL, the shares of Common Stock of such stockholder will be converted into the right to receive the Offer Price in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal and acceptance of the Merger.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Rights Agreement Amendment.

In connection with the execution and delivery of the Merger Agreement, on September 10, 2007, the Company and the Rights Agent entered into an Amendment (the “Amendment”) to the Rights Agreement to exempt the Merger Agreement, the Tender Agreement and the transactions contemplated thereby (including the Offer and the Merger) from the Rights Agreement.

The Amendment (i) excludes Redcats, Merger Sub and their subsidiaries, associates and affiliates, from the definition of “Acquiring Person” under the Rights Agreement; (ii) makes each of (A) the approval, execution or delivery of the Merger Agreement or the Tender Agreement, (B) the public or other announcement of the Merger Agreement, the Tender Agreement, or any of the transactions contemplated by the Merger Agreement (including the Offer and the Merger) or the Tender Agreement, or (C) the consummation of the Offer, the Merger, or any of the transactions contemplated by the Merger Agreement (including the Offer and the Merger) or the Tender Agreement, an Exempt Event; (iii) excludes an Exempt Event from the definition of Section 11(a)(ii) Event (as defined in the Rights Agreement) and Section 13 Event (as defined in the Rights Agreement); (iv) prohibits a Stock Acquisition Date (as defined in the Rights Agreement) from occurring as a result of an Exempt Event; (v) prohibits a Distribution Date (as defined in the Rights Agreement) from occurring as a result of an Exempt Event; and (vi) terminates the Rights Agreement as of the effective time of the Merger.

The foregoing summary of this amendment to the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Amendment to Rights Agreement, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Regulatory Approvals.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the reviewing agency determines that an investigation is required and asks the filing person voluntarily to withdraw and refile to allow a second 15-day waiting period, or issues a formal request for additional information and documentary material. The purchase of shares of Common Stock pursuant to the Offer is subject to such requirements. The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the acquisition of shares of Common Stock by Redcats pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of shares of Common Stock pursuant to the Offer or seeking divestiture of the shares of Common Stock so acquired or divestiture of substantial assets of Redcats or the Company. In certain circumstances, state attorneys general or private parties may also bring legal actions under the antitrust laws. While the Company believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state attorney general or any other person, Redcats may not be obligated to consummate the Offer.

On September 24, 2007, Redcats and the Company filed with the FTC the pre-merger notifications under the HSR Act. The required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on October 9, 2007, unless Redcats receives a request for additional information or documentary material or the FTC and the Antitrust Division grant early termination prior to that time.

Merger Option.

Pursuant to the terms of the Merger Agreement, the Company granted to Redcats and Merger Sub an irrevocable option (the “Merger Option”) to purchase from the Company the number of newly issued shares of Common Stock equal to the number of shares of Common Stock that, when added to the number of shares of Common Stock owned by Redcats and Merger Sub immediately following consummation of the Offer, constitutes one share more than 90% of the number of shares of Common Stock that would be outstanding on a fully diluted basis immediately after the issuance of all shares of Common Stock subject to the Merger Option for consideration per Merger Option Share equal to the Offer Price.

The Merger Option may be exercised only after the purchase of and payment for shares of Common Stock in the Offer by Redcats or Merger Sub as a result of which Redcats and Merger Sub own beneficially at least 80% of the outstanding shares of Common Stock, and is not exercisable if the number of shares of Common Stock subject thereto exceeds the number of authorized shares of Common Stock available for issuance. The aggregate purchase price payable for the Common Shares being purchased by the purchaser pursuant to the Merger Option will be an amount equal to the product of (i) the number of shares of Common Stock purchased pursuant to the Merger Option, multiplied by (ii) the Offer Price, which amount shall be paid in cash or, at the election of Redcats or Merger Sub, by delivery of a promissory note having full recourse to Redcats.

The foregoing summary of the Merger Option does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Short Form Merger.

Under Section 253 of the DGCL, if Merger Sub acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Common Stock, including pursuant to the Merger Option, Merger Sub will be able to effect the Merger after consummation of the Offer without a vote of the Company’s stockholders. If Merger Sub acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Common Stock will be required under the DGCL to effect the Merger.

Projected Financial Information & Sensitivity Analysis Data.

The Company does not, as a matter of course, make public forecasts or projections as to future performance or financial data and is especially wary of making projections for extended earnings periods due to the inherent unpredictability of the underlying assumptions and estimates. However, in connection with the strategic alternatives review process, the Company provided certain projections to certain potential bidders, including Redcats, and to the Company’s financial advisor, which projections were based on the Company’s estimate of its future financial performance as of the date they were provided. Included below are the material portions of the projections to give stockholders access to certain nonpublic information prepared for purposes of considering and evaluating the Merger. The inclusion of this information should not be regarded as an indication that the Company’s management, Board of Directors, Bear Stearns or Redcats considered, or now considers, this information to be a reliable prediction of actual future results, and such data should not be relied upon as such. Neither the Company nor any of its affiliates or representatives has made or makes any representations to any person regarding the ultimate performance of the Company compared to the information contained in the projections, and none of them intends to provide any update or revision thereof.

Two-Year Initial Projected Financial Information.

In mid-June 2007, projections for the remainder of fiscal year 2007 and fiscal year 2008 (the “Two-Year Projections”) were made available to Bear Stearns and certain potential bidders, including Redcats. In order to prepare the Two-Year Projections, management made various assumptions regarding the significant factors that affect United Retail’s financial results. The significant factors identified include comparable store sales growth, gross margin rates, the growth in avenue.com sales, the inflation rate of expenses, capital expenditures (including the number of stores opened, closed and remodeled), working capital and the sales growth pattern of new stores. The assumptions developed for these significant factors in this projection are summarized as follows:

	Projected
	2007	2008

Factor
Comparable store sales increase	2%	4%
Gross margin rate	44%	46%
avenue.com sales increase	46%	40%
Expense inflation rate	0%	1%
Stores opened	27	60
Stores closed	20	20
Stores remodeled	30	30

Additionally, management assumed that a new store would achieve sales equivalent to 90% of chain average in its first year of operation, 95% of chain average in its second year of operation and achieve chain average in its third year of operation.

Consolidated Income Statement Items for Two-Year Projections.

	Projected
	2007	2008
	(unaudited, amounts in millions)

Fiscal Year Income Statement
Net sales	$466.3	$521.5
Operating income	15.4	34.8
EBITDA(1)	27.1	49.3

(1)	EBITDA (earnings before interest, income taxes, depreciation and amortization (including amortization of deferred lease incentives)) is a measure used by management to measure operating performance. EBITDA is not a recognized term under U.S. generally accepted accounting principles (GAAP), but is being included, as we believe it is a commonly used measure of operating performance in the retail industry. It should not be construed as an alternative to operating income as an indicator of operating performance or as an alternative to cash flows from operating activities as a measure of liquidity as determined in accordance with GAAP. All companies do not calculate EBITDA in the same manner. As a result, EBITDA as projected may not be comparable to EBITDA as reported by other companies. Additionally, EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments, debt service requirements or capital expenditures.

Reconciliation of Non-GAAP Financial Measure for Two-Year Projections.

	Projected
	2007	2008
	(unaudited, amounts
	in millions)

Operating income	$15.4	$34.8
Add: Depreciation and amortization	12.3	15.4
Less: Amortization of lease incentives	(2.2)	(2.2)
Add: Other non-cash expenses(1)	1.6	1.3

EBITDA	$27.1	$49.3

(1)	Other non-cash expenses includes losses associated with the write-off of fixed assets on closed stores as well as non-cash compensation expenses.

Five-Year Projected Financial Information.

In early September 2007, in light of the changed retail environment and the outdated nature of the Two-Year Projections, at the direction of the Board of Directors, management prepared an updated five-year plan (the “Five-Year Projections”). The Five-Year Projections were made available to Bear Stearns and Redcats. In order to prepare the Five-Year Projections, the Company’s management made various assumptions regarding the significant factors that affect United Retail’s financial results. The significant factors identified include comparable store sales growth, gross margin rates, the growth in avenue.com sales, the inflation rate of expenses, capital expenditures (including the number of stores opened, closed and remodeled), working capital and the sales growth pattern of new stores. The assumptions developed for these significant factors in this projection are summarized as follows:

	Projected
	2007	2008	2009	2010	2011

Factor
Comparable store sales increase	2%	4%	4%	3%	3%
Gross margin rate	44%	45%	45%	45%	45%
avenue.com sales increase	42%	30%	23%	18%	16%
Expense inflation rate	2%	2%	2%	2%	2%
Stores opened	20	45	45	45	45
Stores closed	20	20	20	20	20
Stores remodeled	30	30	30	30	30

Additionally, the Company’s management assumed that a new store would achieve sales equivalent to 90% of chain average in its first year of operation, 95% of chain average in its second year of operation and achieve chain average in its third year of operation.

Consolidated Income Statement Items for Five-Year Projections.

	Projected
	2007	2008	2009	2010	2011
		(unaudited, amounts in millions)

Fiscal Year Income Statement
Net sales	$476.1	$511.2	$565.3	$618.8	$668.7
Operating income	10.7	22.2	31.5	40.0	45.9
EBITDA(1)	22.4	34.3	45.1	54.7	61.6

(1)	EBITDA (earnings before interest, income taxes, depreciation and amortization (including amortization of deferred lease incentives)) is a measure used by management to measure operating performance. EBITDA is not a recognized term under U.S. generally accepted accounting principles (GAAP), but is being included, as we believe it is a commonly used measure of operating performance in the retail industry. It should not be construed as an alternative to operating income as an indicator of operating performance or as an alternative to cash flows from operating activities as a measure of liquidity as determined in accordance with GAAP. All companies do not calculate EBITDA in the same manner. As a result, EBITDA as projected may not be comparable to EBITDA as reported by other companies. Additionally, EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments, debt service requirements or capital expenditures.

Reconciliation of Non-GAAP Financial Measure for Five-Year Projections.

	Projected
	2007	2008	2009	2010	2011
	(unaudited, amounts in millions)

Operating income	$10.7	$22.2	$31.5	$40.0	$45.9
Add: Depreciation and amortization	12.3	12.8	14.4	15.9	17.2
Less: Amortization of lease incentives	(2.2)	(2.2)	(2.4)	(2.8)	(3.2)
Add: Other non-cash expenses(1)	1.6	1.5	1.6	1.6	1.7

EBITDA	$22.4	$34.3	$45.1	$54.7	$61.6

(1)	Other non-cash expenses includes losses associated with the write-off of fixed assets on closed stores as well as non-cash compensation expenses.

Sensitivity Analysis.

In preparing its analysis for the Board of Directors, the Company’s management also considered adjustments to the Two-Year Projections and the Five-Year Projections as a result of variances from projected financial performance. These adjustments were discussed with the Board of Directors and provided to Redcats for its consideration. Those sensitivities are provided in the table below:

•	A one percent change in comparable store sales equals $1.8 million to $2.4 million of EBITDA.

•	A 50 basis point change in the gross margin rate (as defined internally) in fiscal 2008 equals approximately $2.0 million of EBITDA.

•	For each $5 million change in avenue.com sales, EBITDA increases or decreases by $1.5 million to $2.0 million.

The Two-Year Projections and Five-Year Projections and Sensitivity Analysis described above were prepared by management and were not prepared with a view towards public disclosure or compliance with generally accepted accounting principles or with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding forecasts or projections. The Company’s independent registered public accounting firm, Eisner LLP, has neither examined nor compiled the projections or analyses and, accordingly, Eisner LLP does not express an opinion or any other form of assurance with respect thereto. The Eisner LLP report included in the Company’s historical financial statements does not extend to these projections or analyses and should not be read to do so. The internal financial forecasts (upon which the projections and analysis were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretation and periodic revision based on actual experience and business developments. The Two-Year Projections and Five-Year Projections and Sensitivity Analysis also reflect numerous assumptions made by the Company’s management with respect to industry performance, general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond management’s control. Accordingly, there is no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. In addition, the projections and analysis do not consider the effect of the Merger.

Readers of this Schedule 14D-9 are cautioned not to rely on the Two-Year Projections and Five-Year Projections or Sensitivity Analysis. These projections and analysis are forward-looking statements and are based on expectations and assumptions at the time they were prepared. The Two-Year Projections and Five-Year Projections and Sensitivity Analysis are not guarantees of future performance and involve risks and uncertainties that may cause future financial results and shareholder value of the Company to materially differ from those expressed in the Two-Year Projections and Five-Year Projections or Sensitivity Analysis. Accordingly, the Company cannot assure you that the Two-Year Projections and Five-Year Projections or Sensitivity Analysis will be realized or that the Company’s future financial results will not materially vary from the Two-Year Projections and Five-Year Projections or Sensitivity Analysis. The Two-Year Projections and Five-Year Projections and Sensitivity Analysis do not take into account the Merger or any of the transactions contemplated by the Merger Agreement. The Company does not intend to update or revise the Two-Year Projections and Five-Year Projections or Sensitivity Analysis. For a discussion of risks and uncertainties that may be relevant to the Company’s results, please refer to the Company’s filings with the SEC.

ITEM 9.	EXHIBITS.

The following exhibits are filed (including by incorporation by reference) with this Schedule 14D-9:

Exhibit No.	Description

(a)(1)	Offer to Purchase dated September 25, 2007 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(2)	Letter of Transmittal dated September 25, 2007 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(3)	Press Release, issued by United Retail Group, Inc. and Redcats USA, Inc., dated September 11, 2007 (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K, dated as of September 12, 2007, and incorporated herein by reference).
(a)(4)	Form of Summary Advertisement Published in the Wall Street Journal on September 25, 2007 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO).
(a)(5)	Letter to Stockholders of the Company, dated September 25, 2007.
(e)(1)	Agreement and Plan of Merger, by and among United Retail Group, Inc., Redcats USA, Inc. and Boulevard Merger Sub, Inc., dated as of September 10, 2007 (filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K, dated as of September 12, 2007, and incorporated herein by reference).
(e)(2)	Share Tender Agreement, by and among Redcats USA, Inc., Boulevard Merger Sub, Inc., the Company and Raphael Benaroya, dated as of September 10, 2007 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated as of September 12, 2007, and incorporated herein by reference).
(e)(3)	Rights Agreement, dated as of September 14, 1999, by and between United Retail Group, Inc. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 1 to the Company’s Registration Statement on Form 8-A, filed September 17, 1999).

Exhibit No.	Description

(e)(4)	Amendment to Rights Agreement, by and between United Retail Group, Inc. and Continental Stock Transfer & Trust Company, dated as of September 10, 2007 (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated as of September 12, 2007, and incorporated herein by reference).
(e)(5)	Form of Incentive Stock Option Award Agreement under 2006 Equity-Based Compensation and Performance Incentive Plan (filed as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the period ended July 29, 2006, and incorporated herein by reference).
(e)(6)	Form of Nonqualified Stock Option award agreement under 2006 Equity-Based Compensation and Performance Incentive Plan (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated as of June 2, 2006, and incorporated herein by reference).
(e)(7)	Form of Stock Appreciation Rights Settled in Cash Award Agreement under 2006 Equity-Based Compensation and Performance Incentive Plan (filed as Exhibit 10 to the Company’s Current Report on Form 8-K, dated as of November 3, 2006, and incorporated herein by reference).
(e)(8)	Form of Stock Appreciation Rights Settled in Stock Award Agreement under 2006 Equity-Based Compensation and Performance Plan (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated as of August 24, 2006, and incorporated herein by reference).
(e)(9)	Form of Restricted Stock Award Agreement under 2006 Equity-Based Compensation and Performance Incentive Plan (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K, dated as of August 24, 2006, and incorporated herein by reference).
(e)(10)	Restated Employment Agreement between United Retail Group, Inc. and Raphael Benaroya, dated as of June 15, 2007 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated as of July 19, 2007, and incorporated herein by reference).
(e)(11)	Restated Employment Agreement between United Retail Group, Inc. and George Remeta dated as of June 15, 2007 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated as of July 19, 2007, and incorporated herein by reference).
(e)(12)	Restated Employment Agreement between United Retail Group, Inc. and Kenneth Carroll dated as of June 15, 2007 (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K, dated as of July 19, 2007, and incorporated herein by reference).
(e)(13)	Amendment to Employment Agreement, by and between United Retail Group, Inc., Redcats USA, Inc. and Raphael Benaroya, dated as of September 10, 2007 (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated as of September 12, 2007, and incorporated herein by reference).
(e)(14)	Amendment to Employment Agreement, by and between United Retail Group, Inc., Redcats USA, Inc. and George Remeta, dated as of September 10, 2007 (filed as Exhibit 10.3 to the Company’s Current Report on Form 8-K, dated as of September 12, 2007, and incorporated herein by reference).
(e)(15)	Amendment to Employment Agreement, by and between United Retail Group, Inc., Redcats USA, Inc. and Kenneth Carroll, dated as of September 10, 2007 (filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K, dated as of September 12, 2007, and incorporated herein by reference).
(e)(16)	Form of Restated Severance Pay Agreement, by and between United Retail Group, Inc. or one of its subsidiaries, as the case may be, and certain officers, including Paul D. McFarren and Jon Grossman (filed as Exhibit 10.4 to the Company’s Current Report on Form 8-K, dated as of July 19, 2007, and incorporated herein by reference).
(e)(17)	Severance Pay Agreement, by and between United Retail Group, Inc. and John J. O’Connell III, dated as of July 15, 2007 (filed as Exhibit 10.5 to the Company’s Current Report on Form 8-K, dated as of July 19, 2007, and incorporated herein by reference).
(e)(18)	Supplemental Retirement Savings Plan (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated as of June 29, 2005, and incorporated herein by reference).
(e)(19)	Amendment to Supplemental Retirement Savings Plan (filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K, dated as of September 1, 2005, and incorporated herein by reference).

Exhibit No.	Description

(e)(20)	Second Amendment to the Amended and Restated United Retail Group Supplemental Retirement Savings Plan, dated as of September 10, 2007 (filed as Exhibit 10.5 to the Company’s Current Report on Form 8-K, dated as of September 12, 2007, and incorporated herein by reference).
(e)(21)	Spring 2006 Incentive Compensation Plan Agreement (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated as of March 2, 2006, and incorporated herein by reference).
(e)(22)	Form of Incentive Compensation Award Agreement under 2006 Plan (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated as of August 24, 2006, and incorporated herein by reference).
(e)(23)	Confidentiality Agreement between Redcats USA, Inc. and United Retail Group, Inc., dated as of June 25, 2007.
(e)(24)	Opinion of Bear, Stearns & Co. Inc. dated September 10, 2007 (included as Annex A to this Statement).
(e)(25)	Information Statement of the Company dated September 25, 2007 (included as Annex B to this Statement).

Annex A: Opinion of Bear, Stearns & Co. Inc. dated September 10, 2007.

Annex B: Information Statement of the Company dated September 25, 2007.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

UNITED RETAIL GROUP, INC.

By:	/s/ George R. Remeta
George R. Remeta
Chief Administrative Officer

Dated: September 25, 2007

Annex A

September 10, 2007

The Board of Directors
United Retail Group, Inc.
365 West Passaic Street
Rochelle Park, NJ 07662

Ladies and Gentlemen:

We understand that United Retail Group, Inc. (“United Retail”), Redcats USA, Inc. (“Redcats USA”) and Boulevard Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of Redcats USA, intend to enter into an Agreement and Plan of Merger to be dated as of September 10, 2007 (the “Agreement”), pursuant to which (i) Merger Sub will commence a cash tender offer (the “Tender Offer”) to purchase all of the issued and outstanding shares of United Retail common stock, par value $0.001 per share (the “United Retail Common Stock”), at a price per share equal to $13.70, net to the seller in cash (the “Consideration to be Received”) and (ii) Merger Sub will be merged with and into United Retail in a merger (the “Merger” and, together with the Tender Offer, the “Transaction”) in which each share of United Retail Common Stock not acquired in the Tender Offer, subject to customary exceptions, will be converted into the right to receive the Consideration to be Received. We further understand that, in connection with the Transaction, Redcats USA, MergerSub, United Retail and Mr. Raphael Benaroya (the “Selected Stockholder”) intend to enter into a share tender agreement, to be dated as of the date of the Agreement, pursuant to which the Selected Stockholder will agree, among other things, to tender all shares of United Retail Common Stock held by the Selected Stockholder in the Tender Offer. You have provided us with a copy of the Agreement in substantially final form.

You have asked us to render our opinion as to whether the Consideration to be Received is fair, from a financial point of view, to the stockholders of United Retail. In the course of performing our reviews and analyses for rendering this opinion, we have:

•	reviewed a draft of the Agreement, dated September 10, 2007;

•	reviewed United Retail’s Annual Reports to Shareholders and Annual Reports on Form 10-K for the fiscal years ended February 3, 2007, January 28, 2006 and January 29, 2005, its Quarterly Reports on Form 10-Q for the periods ended May 5, 2007 and August 4, 2007 and its Current Reports on Form 8-K filed since February 3, 2007;

•	reviewed certain operating and financial information relating to United Retail’s business and prospects, including projections for the five fiscal years ended January 28, 2012 (the “Projections”), all as prepared and provided to us by United Retail’s management;

•	met with certain members of United Retail’s senior management to discuss United Retail’s business, operations, historical and projected financial results and future prospects;

•	reviewed the historical prices, trading multiples and trading volumes of the United Retail Common Stock;

•	reviewed publicly available financial data, stock market performance data and trading multiples of companies which we deemed generally comparable to United Retail;

•	reviewed the terms of recent mergers and acquisitions involving companies which we deemed generally comparable to United Retail;

The Board of Directors
United Retail Group, Inc.
September 10, 2007

•	performed discounted cash flow analyses based on the Projections; and

•	conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to or discussed with us by United Retail or obtained by us from public sources, including, without limitation, the Projections. With respect to the Projections, we have relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of United Retail as to the expected future performance of United Retail. We have not assumed any responsibility for the independent verification of any such information, including, without limitation, the Projections, we express no view or opinion as to the Projections and the assumptions upon which they are based and we have further relied upon the assurances of the senior management of United Retail that they are unaware of any facts that would make the information, including the Projections, incomplete or misleading.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of United Retail, nor have we been furnished with any such appraisals. During the course of our engagement, we were asked by the Board of Directors to solicit indications of interest from various third parties regarding a transaction with United Retail, and we have considered the results of such solicitation in rendering our opinion. We have assumed that the Transaction will be consummated in a timely manner and in accordance with the terms of the Agreement without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material effect on United Retail. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by United Retail and its advisors with respect to such issues.

We do not express any opinion as to the price or range of prices at which the shares of United Retail Common Stock may trade subsequent to the announcement of the Transaction.

We have acted as a financial advisor to United Retail in connection with the Transaction and will receive a customary fee for such services, a substantial portion of which is contingent on successful consummation of the Transaction. A portion of our compensation is payable upon delivery of this letter and will be credited against the fee payable upon consummation of the Transaction. In addition, United Retail has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement. Bear, Stearns & Co. Inc. (“Bear Stearns”) has previously been engaged by United Retail to provide investment banking and other services on matters unrelated to the Transaction, for which we have received (or expect to receive) customary fees. Bear Stearns may seek to provide United Retail, PPR SA and/or Redcats USA and their respective affiliates with certain investment banking and other services unrelated to the Transaction in the future. Mr. Ilan Kaufthal, a Senior Managing Director of Bear Stearns, is a member of United Retail’s Board of Directors, and Mr. Michael Goldstein is a member of the Board of Directors of The Bear Stearns Companies Inc. and a member of United Retail’s Board of Directors.

Consistent with applicable legal and regulatory requirements, Bear Stearns has adopted policies and procedures to establish and maintain the independence of Bear Stearns’ research departments and personnel. As a result, Bear Stearns’ research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to United Retail, PPR SA, Redcats USA and the Transaction and other participants in the Transaction that differ from the views of Bear Stearns’ investment banking personnel.

In the ordinary course of business, Bear Stearns and its affiliates may actively trade for its own account and for the accounts of its customers equity and debt securities, bank debt and/or other financial instruments issued by United Retail, PPR SA and/or Redcats USA and their respective affiliates, as well as derivatives thereof, and, accordingly, may at any time hold long or short positions in such securities, bank debt, financial instruments and derivatives.

The Board of Directors
United Retail Group, Inc.
September 10, 2007

It is understood that this letter is intended for the benefit and use of the Board of Directors of United Retail in connection with its consideration of the Transaction. This letter is not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 or any proxy statement to be distributed to the holders of United Retail Common Stock in connection with the Merger. This letter does not constitute a recommendation to the Board of Directors of United Retail in connection with the Transaction, nor does this letter constitute a recommendation to any holders of United Retail Common Stock as to whether to tender any such shares pursuant to the Tender Offer or how to vote in connection with the Merger. This opinion does not address United Retail’s underlying business decision to pursue the Transaction, the relative merits of the Transaction as compared to any alternative business or financial strategies that might exist for United Retail or the effects of any other transaction in which United Retail might engage. In addition, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of United Retail’s officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the Consideration to be Received. Our opinion has been authorized for issuance by the Fairness Opinion and Valuation Committee of Bear Stearns. Our opinion is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be Received is fair, from a financial point of view, to the stockholders of United Retail.

Very truly yours,

BEAR, STEARNS & CO. INC.

By:	/s/ Gregory J. Shaia
Senior Managing Director

Annex B

UNITED RETAIL GROUP, INC.

365 West Passaic Street,
Rochelle Park, New Jersey 07662

INFORMATION STATEMENT PURSUANT
TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED IN
CONNECTION WITH THIS INFORMATION STATEMENT

This Information Statement is being mailed on or about September 25, 2007 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of common stock, par value $0.001 per share (the “Common Stock”), of United Retail Group, Inc., a Delaware corporation (“United Retail” or the “Company”), including the associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.001 per share, of the Company (the “Rights”), issued pursuant to the Rights Agreement, dated as of September 14, 1999, as amended, by and between the Company and Continental Stock Transfer & Trust Company, a New York banking corporation, as rights agent.

The Schedule 14D-9 relates to the cash tender offer by Boulevard Merger Sub, Inc. (“Merger Sub”), a newly formed Delaware corporation and a wholly owned subsidiary of Redcats USA, Inc., a Delaware corporation (“Redcats”), disclosed in a Tender Offer Statement on Schedule TO dated September 25, 2007 (the “Schedule TO”) filed with the U.S. Securities and Exchange Commission (the “SEC”), to purchase all of the outstanding shares of Common Stock (including the associated Rights) at a price of $13.70 per share, net to the seller in cash (the “Offer Price”), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 25, 2007 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”). You are receiving this Information Statement in connection with the possible appointment of persons designated by Merger Sub to the Board of Directors of the Company. Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of September 10, 2007 (the “Merger Agreement”), by and among the Company, Redcats and Merger Sub.

This Information Statement is being mailed to you in accordance with Section 14(f) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

All information contained in this Information Statement concerning Redcats, Merger Sub and the Redcats director designees has been furnished to United Retail by Redcats and Merger Sub and United Retail assumes no responsibility for the accuracy of any such information.

GENERAL INFORMATION

The Common Stock is the only type of security entitled to vote at a meeting of the stockholders of the Company. Each share of Common Stock has one vote. As of the close of business on September 6, 2007, there were 13,980,559 shares of Common Stock issued and outstanding.

BACKGROUND INFORMATION

On September 10, 2007, the Company entered into the Merger Agreement with Redcats and Merger Sub. The Merger Agreement provides, among other things, for the making of the Offer by Merger Sub and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, as soon as reasonably practicable, and in any event within two business days after the satisfaction or waiver of the conditions set forth in the Merger Agreement, and subject to and upon the terms and conditions of the Merger Agreement and the Delaware General Corporation Law (the “DGCL”), Merger Sub will merge with and into the Company (the “Merger”), the separate corporate existence of Merger Sub shall thereupon cease and the Company shall continue as the surviving corporation in the Merger. In the Merger, each share of Common Stock issued and outstanding immediately prior to the consummation of the Merger (other than shares of Common Stock owned by the Company as treasury stock, and any shares of Common Stock owned by Redcats or Merger Sub, all of which will be automatically cancelled and will cease to exist for no consideration, and other than shares of Common Stock, where applicable, held by stockholders who are entitled to and who have properly exercised appraisal rights under the DGCL), including any shares held by the trustee for the Company’s Retirement Savings Plan and Supplemental Retirement Savings Plan, which shall be considered issued and outstanding, will be converted into the right to receive an amount of cash, without interest, equal to the Offer Price.

DIRECTORS DESIGNATED BY MERGER SUB

Right to Designate Directors

The Merger Agreement provides that, subject to compliance with applicable law, promptly upon acceptance for payment of any shares of Common Stock by Redcats or Merger Sub or any of their affiliates pursuant to and in accordance with the terms of the Offer (the “Acceptance Time”), and from time to time thereafter, Merger Sub will be entitled to designate a number of the Company’s directors, rounded to the nearest whole number constituting at least a majority of the directors, on the Board of Directors as will give the Merger Sub representation on the Board of Directors equal to the product of number of directors on the Board of Directors and the percentage that such number of shares of Common Stock beneficially owned by Redcats or its affiliates bears to the total number of shares of Common Stock then outstanding. Under the terms of the Merger Agreement, upon Redcats’ request, the Company will use reasonable best efforts to promptly, at Redcats’ election, either increase the size of the Board of Directors or seek and accept the resignation of such number of directors as is necessary to enable Redcats’ designees to be so elected. At such times, the Company will cause individuals designated by Redcats to constitute the number of members of each committee of the Board of Directors, rounded up to the next whole number, that represents the same percentage as such individuals represent on the Board of Directors, other than any committee of the Board of Directors established to take action under the Merger Agreement, which committee will be composed only of Independent Directors (as defined below). However, until the effective time of the Merger, the Company will cause the Board of Directors to include at least two of the Company’s directors who are (i) directors as of September 10, 2007 and (ii) independent directors for purposes of the continued listing requirements of the Nasdaq Global Market (the “Independent Directors”). If an Independent Director is unable to serve, the remaining Independent Directors may designate another director as of the date of the Merger Agreement to serve as Independent Director. If no Independent Director remains prior to the effective time of the Merger, a majority of the members of the Board of Directors as of the date of the Merger Agreement may designate two persons to fill the vacancy subject to certain conditions, and such persons will be deemed to be Independent Directors. In addition, following the Acceptance Time and prior to the effective time of the Merger, neither Redcats nor Merger Sub will take any action to remove any Independent Director unless the removal is for cause.

Information Concerning Redcats’ Nominees to the Board of Directors

Redcats has informed the Company that promptly following its payment for shares of Common Stock pursuant to the Offer, Redcats will exercise its rights under the Merger Agreement to obtain representation on, and control of, the Board of Directors by requesting that the Company provide it with the maximum representation on the Board of Directors to which it is entitled under the Merger Agreement. Redcats has informed the Company that it will choose its designees to the Board of Directors from among the persons identified below. The following table sets forth, with respect to each individual who may be designated by Redcats as a designee, the name, age of the individual as of the date hereof, and such individual’s present principal occupation and employment history during the past five years.

Redcats has advised the Company that each of the persons who may be designated by Redcats to act as a director of the Company has consented to so act if designated by Redcats as a director of the Company.

Name	Age	Present Principal Occupation and 5 Year Employment History

Thierry Falque Pierrotin	47	Chairman and Chief Executive Officer of Redcats Group since 2001. Member of the PPR Executive Committee and Assessor to the PPR Board of Directors.
Bernard Ansart	51	Chief Financial Officer of Redcats Group since 2003. From 2001 to 2003, Chief Financial Officer of Intégris, the European service activities division of the Bull Group.
Eric Faintreny	46	Chairman and Chief Executive Officer of Redcats USA, Inc. since 2004. From 2000 to 2004, Chairman and Chief Executive Officer of Redcats Nordic. Appointed Chairman of Redcats UK in 2002.
Olivier Marzloff	48	Executive Vice President, Finance and IT and Chief Financial Officer of Redcats USA, Inc. since 2004. From 1998 to 2004, Chief Financial Officer of PBM, a former PPR subsidiary.
Stephanie Sobel	46	Executive Vice President of Special Sizes Group with Redcats USA since 2006. From 2002 to 2006, Vice President and General Brand Manager for Roaman’s with Redcats USA. Citizen of the United States of America.
Kelly O’Neill	53	Senior Vice President of Human Resources since March 2007. Previously, Senior Vice President of Human Resources with Milfred Refrigerated Services, and various human resources and operational roles with Best Buy Company, Inc., Payless Shoesource, Inc. and Target Stores, Inc. Citizen of the United States of America.
Patrick Terrier	50	Senior Vice President of Corporate Operations of Redcats Group since 2002.

Redcats has advised the Company that, to the best of its knowledge, none of Redcats’ designees to the Board of Directors has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or misdemeanors), (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws, (iii) filed a petition under federal bankruptcy laws or any state insolvency laws or has had a receiver appointed to the person’s property, or (iv) been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice. Unless otherwise indicated above, all of Redcats’ designees are citizens of France, and none is related to any other nominee or to any executive officer of the Company.

Redcats has advised the Company that, to the best of its knowledge, none of its designees is currently a director of, or holds any position with, the Company or any of its subsidiaries. Redcats has advised the Company that, to the best of its knowledge, none of its designees or any of his or her affiliates (i) has a familial relationship with any directors or executive officers of the Company or any of its subsidiaries, or (ii) has been involved in any transactions with the Company or any of its directors, officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the SEC, except as may be disclosed herein.

It is expected that Redcats’ designees will assume office as promptly as practicable following the purchase by Redcats of shares of common stock of the Company pursuant to the tender offer, which cannot be earlier than midnight on October 23, 2007, and that, upon assuming office, Redcats’ designees will constitute at least a majority of the Board of Directors. It is not currently known which of the current directors of the Company will resign. To the extent the Board of Directors will consist of persons who are not nominees of Redcats, the Board of Directors is expected to continue to consist of those persons who are currently directors of the Company who do not resign.

CURRENT BOARD OF DIRECTORS OF THE COMPANY

The Board of Directors currently consists of nine members who will hold office until the Annual Meeting of Stockholders in 2008 or until their successors are elected and qualified. The directors are:

Mr. Raphael Benaroya, age 59, has been the Chairman of the Board of Directors, President and Chief Executive Officer of the Company and its predecessor businesses at The Limited, Inc. for more than 20 years. (He is also the Managing Director of American Licensing Group, LP, a private consumer goods brand-consulting firm and a member of the Board of Managers of Biltmore Capital Group LLC, an investment firm.) Previously, he was an Executive Vice President of Jordache Enterprises, Inc., an apparel manufacturer, from 1984 to 1982. Earlier, he was an officer of the Izod Lacoste Division of General Mills, Inc., rising to the position of Executive Vice President. Mr. Benaroya is also a director of Russ Berrie and Company, Inc.

Mr. George R. Remeta, age 58, a director of the Company since 1989, has been an officer of the Company and its predecessor businesses for more than 20 years, most recently as the Vice Chairman of the Board of Directors and Chief Administrative Officer of the Company. Previously, he was Vice President of Management Information Systems of The Great A & P Tea Company.

Mr. Joseph A. Alutto, age 66, a director of the Company since 1992, was Executive Dean of the Professional Colleges at Ohio State University from 1998 to June 2007. Effective July 2007, Mr. Alutto has served as Executive Vice President and Provost of Ohio State University and, for the time being, as acting President. He has been active as a consultant on management training, including service as a member of the U.S. Department of Commerce Advisory Board of Directors on Management Training in The People’s Republic of China from 1991 to 1985. Mr. Alutto is also a director of M/I Homes, Inc., a builder of single family residences, and Nationwide Financial Services, Inc.

Mr. Joseph Ciechanover, age 74, a director of the Company since 1995, has been President of The Challenge Fund-Etgar L.P., a private venture capital fund, since 1995. Previously, he was Chairman of the Board of Directors of El Al Israel Airlines, Ltd. from 2001 to 1995. Earlier, he was Chairman of Israel Discount Bank Ltd., a commercial bank in Israel with a subsidiary in the United States, from 1993 to 1985. From 1994 to 1980, he was also President of PEC Israel Economic Corp., a holding company listed on the New York Stock Exchange with interests in various industries, principally in Israel. Mr. Ciechanover is also a director of Nova Measuring Instruments Ltd.

Mr. Ross B. Glickman, age 58, a director of the Company since 2006, has been Chairman and Chief Executive Officer of Urban Retail Properties Co., a leading private real estate developer and third-party real estate manager, since 2001.

Mr. Michael Goldstein, age 65, a director of the Company since 1999, was Chairman of the Toys “R” Us Childrens’ Fund, a charitable foundation, from 2006 to 2001. Previously, he was Chairman of the Board of Directors of Toys “R” Us, Inc., a retail store chain, from 2000 to 1998 and was Chief Executive Officer of that company from January 2000 to September 1999 and for several years prior to 1999. Mr. Goldstein is also a director of Bear, Stearns & Co., Inc., 4 Kids Entertainment, Inc., Martha Stewart Living Omnimedia, Inc., Medco Health Solutions, Inc. and Pacific Sunwear of California, Inc.

Mr. Ilan Kaufthal, age 60, a director of the Company since 1992, has been a Vice Chairman of Bear, Stearns & Co., Inc., an investment banking firm, since May 2002.

Mr. Vincent P. Langone, age 64, a director of the Company since 1994, has been the President and Chief Executive Officer of Interbuild International, Inc., a private consulting and equity investment company, since 2002 except for a portion of 2006, when he was the President and Chief Executive Officer of Pregis Corporation, a leading multinational packaging company.

Richard W. Rubenstein, Esq., age 62, a director of the Company since 1991, has been a partner at Squire, Sanders & Dempsey, a law firm, since 1994.

CURRENT EXECUTIVE OFFICERS OF THE COMPANY AND SUBSIDIARIES

Mr. Benaroya has been the Chairman of the Board of Directors, President and Chief Executive Officer of the Company and was Chief Executive Officer of its predecessor businesses at The Limited.

Mr. Remeta has been an officer of the Company and its predecessor businesses for more than 20 years, most recently as the Vice Chairman of the Board of Directors and Chief Administrative Officer of the Company.

Kenneth P. Carroll, age 65, has been United Retail Group, Inc.’s Senior Vice President — General Counsel and Secretary. He has been an officer since joining the Company in March 1992.

Paul McFarren, age 43, has been the Chief Information Officer of United Retail Group, Inc. since joining the Company in October 2000, with the title of Senior Vice President since August 2003.

John J. O’Connell III, age 38, has been Vice President — Finance since June 11, 2007. Prior to that, he was Vice President — Controller of United Retail Incorporated, the Company’s operating subsidiary, since October 2005. Previously, he was Retail Controller for Polo Ralph Lauren, which, among other businesses, operated a chain of retail specialty apparel stores, from September 2005 to October 2002. Earlier, he was Controller of Brooks Brothers, Inc., a chain of retail specialty apparel stores, from September 2002 to October 2001.

Jon Grossman, age 49, is Vice President — Financial Planning and Analysis of United Retail Group, Inc. He has been an officer of the Company or one of its subsidiaries since May 1992.

Each of the Company’s executive officers holds office until the Board of Directors meeting after the 2008 annual meeting of stockholders of United Retail Group, Inc. and until his successor shall be elected. However, officers are always subject to removal from office by the Board of Directors in its discretion.

The officers of the Company’s subsidiaries are the following:

Julie L. Daly, age 53, has been an officer of United Retail Incorporated since May 1991. She became President — Shop @ Home Operations, in charge of the website at www.avenue.com, in March 2007.

Ellen Demaio, age 50, has been Senior Vice President — Merchandise of United Retail Incorporated since October 1994 and previously was Vice President — Merchandise since November 1992.

Joann Fielder, age 53, has been Senior Vice President — Chief Design Officer of United Retail Incorporated since April 2004. She was a senior design executive at Ann Taylor stores for more than five years, culminating with the title of Executive Vice President of Design.

Aaron Fleishaker, age 46, has been Senior Vice President — Real Estate of United Retail Incorporated since November 2006. Previously, he was Managing Director — Equity Investments of DJM Asset Management, Inc., a real estate consulting firm, from September 2006 to September 2004. Earlier, he was Executive Vice President — Property Management of Kimco Realty, a real estate developer, from August 2004 to prior to 2002.

Patricia Ippoliti, age 54, has been Senior Vice President — Human Resources of United Retail Incorporated since October 2006. Previously, she was a management consultant to Elizabeth Arden Red Door Spas, Inc., a spa operator, from September 2006 to February 2006 and was Senior Vice President — Human Resources of that company from January 2006 to January 2004. Earlier, she had a management consulting practice from December 2003 to July 2003. She was Senior Vice President — Human Resources of International Specialty Products, a specialty chemicals manufacturer, from June 2003 to prior to 2002.

David D. English, age 48, has been Vice President — Store Construction of United Retail Incorporated since October 2005. Previously, he was Vice President — Construction of Thor Equities, Inc., a real estate developer, from August 2005 to January 2003. In 2002, Mr. English was Vice President — Store Planning and Construction of Urban Brands, Inc., a chain of retail specialty apparel stores.

Kent Frauenberger, age 61, has been Vice President — Logistics of United Retail Logistics Operations Incorporated since March 1993.

Kelly Harbert, age 45, has been a senior sales executive with United Retail Incorporated for more than five years, with the title of Vice President — Midatlantic and Southeast Region since April 2007. She joined the Company in May 1993.

Scott Lucas, age 53, has been a senior sales executive with United Retail Incorporated for more than five years, with the title of Vice President — Sales, Western Region since August 2003. He joined the Company in February 1994.

Patrick McGahan, age 55, has been national Vice President — Sales of United Retail Incorporated since October 2003. Previously, he held a similar position with Bebe Stores, a retail chain, from April 2003 to February 2002.

Bradley Orloff, age 50, has been Vice President — Marketing of United Retail Incorporated since May 1991.

Rose Panicali, age 50, has been Vice President — Avenue BODY of United Retail Incorporated since August 2005. Previously, she was Vice President — General Merchandise Manager of Delia’s, a chain of retail specialty apparel stores, from December 2004 to February 2004. Earlier, she was a Divisional Merchandise Manager for New York & Co., Inc., a chain of retail specialty apparel stores, from January 2004 to prior to 2002.

Terence Puffer, age 57, has been Vice President — Production Services of United Retail Incorporated since August 2005. He joined the Company in November 2001.

Gerald Schleiffer, age 55, has been Vice President — Planning and Distribution of United Retail Incorporated since August 1999.

Margot Trunley, age 41, has been Vice President — Product Management, Tops since July 2006.

CORPORATE GOVERNANCE

The Board of Directors

Information Concerning the Board of Directors

The Board of Directors held ten meetings in fiscal 2006, most of which included an executive session composed only of non-management directors. During fiscal 2006, all of the directors attended 75% or more of the total number of meetings of the Board of Directors and of committees of the Board of Directors on which they served except that Mr. Glickman attended 71%.

The Board of Directors has determined that each of the non-management directors is independent, as that term is defined in Rule 4200(a)(15) of the NASDAQ Manual. (This determination does not imply that the management directors have not exercised their judgment in good faith in the best interests of the Company and its stockholders.) The Board of Directors made its determination separately for each nonmanagement director after discussing, among other things, any non-business activities he may have shared with management directors and any business relationship he may have had with the Company, including, in Mr. Kaufthal’s case, investment banking services provided from time to time to the Company by Bear, Stearns & Co., Inc.

The independent directors are responsible for succession planning with respect to the Chief Executive Officer and review the succession issue annually in executive session.

It is the Company’s policy to encourage directors to attend the annual meeting of stockholders. Eight directors (all the incumbent directors at the time) attended the 14th Annual Meeting of Stockholders.

Information Concerning the Audit Committee

Among other things, the Audit Committee of the Board of Directors retains the independent registered public accounting firm for the Company and oversees the audit of the Company’s annual financial statements. See, Audit

Committee Report for the directors who served on the Audit Committee in fiscal 2006. The Board of Directors has determined that the members of the Audit Committee are independent, as that term is defined in Rules 4200(a)(15) and 4350(d)(2)(A) of the NASDAQ Manual and Rule 10A-3(b)(1)(ii) under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”). The Audit Committee held thirteen meetings in fiscal 2006. The written charter for the Audit Committee was Exhibit No. 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 8, 2007 and is available online at www.sec.gov. It is also posted under the “Corporate Governance” tab of the Company’s website at www.unitedretail.com.

The Board of Directors has determined that at least one audit committee financial expert serves on its Audit Committee, namely, Michael Goldstein.

Information Concerning the Compensation Committee

Among other things, the Compensation Committee of the Board of Directors recommends officers’ cash compensation to the Board of Directors and grants equity-based compensation awards. See, Compensation Committee Report for the directors who served on the Compensation Committee in fiscal 2006. The Compensation Committee held seven meetings in fiscal 2006. The written charter for the Compensation Committee is posted under the “Corporate Governance” tab of the Company’s website at www.unitedretail.com.

Information Concerning the Nominating Committee

The Nominating Committee of the Board of Directors recommends to the Board of Directors a slate of suitable persons for nomination as directors of the Company. The Nominating Committee also oversees a formal evaluation process to assess the composition and performance of the Board of Directors and each committee on an annual basis. The assessment is conducted to ensure the Board of Directors and committees are effective and productive and to identify opportunities for improvement. As part of the process, each director completes a detailed and thorough questionnaire. While results are aggregated and summarized for discussion purposes, individual responses are not attributed to any director and are kept confidential to ensure that honest and candid feedback is received. The Nominating Committee reports annually to the full Board of Directors with its assessments. Mr. Rubenstein, as Chairman of the Committee, and Mr. Langone have served on the Committee from before fiscal 2006 to date. The Nominating Committee held three meetings in fiscal 2006. In fiscal 2007, Ross B. Glickman was also elected to serve on the Nominating Committee. The written charter for the Nominating Committee is posted under on the “Corporate Governance” tab of the Company’s website at www.unitedretail.com. The provisions of the charter that list factors considered in the selection of candidates for nomination for election as directors are summarized in Stockholder Proposals, Nominations and Other Communications — Recommendations to Nominating Committee.

Director Guidelines

(a) Change of Status. In the event a non-management director changes employers or significantly reduces job responsibilities, the director shall submit to the Secretary of the Company a letter of resignation, subject to Board of Directors acceptance. The Nominating Committee will consider the non-management director’s offer of resignation and will recommend to the Board of Directors the action to be taken. The Board of Directors shall act promptly with respect to each such letter of resignation and shall promptly notify the director concerned of its decision.

(b) Stock Ownership. Except for Mr. Glickman, the stock ownership requirement for each non-management director is to hold 1,474 shares of Common Stock by the end of fiscal 2007. Mr. Glickman will be required to hold 1,684 shares of Common Stock by May 2009.

(c) Other Company Directorships. Directors may not serve on more than six for-profit public boards and may not serve on a board of a company with a significant competitive line of products.

STOCKHOLDER PROPOSALS, NOMINATIONS AND OTHER COMMUNICATIONS

Stockholder Proposals

The Company’s Amended and Restated Bylaws provide that in order for a stockholder to bring business before an Annual Meeting (other than a proposal submitted for inclusion in the Company’s proxy materials), written notice to the Company’s Corporate Secretary must be delivered or mailed and received not less than 90 days prior to the first anniversary of the date of the immediately preceding Annual Meeting of Stockholders. The notice must contain information required by the then current Bylaws, including, among other things, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the Annual Meeting, the name and address of the stockholder proposing the business, the number of shares of the Company’s stock owned beneficially or of record by the stockholder, any material interest of the stockholder in the business proposed, and other information required to be provided by the stockholder pursuant to the proxy rules of the SEC. Notifications must be addressed to the Corporate Secretary at United Retail Group, Inc., 365 West Passaic Street, Rochelle Park, New Jersey 07662. A copy of the full text of the Bylaw provisions relating to the advance notice procedure may be obtained by writing to the Corporate Secretary at that address.

Nominations for Election as Directors

Any nominations for election as directors of the Company that a stockholder intends to present at the 2008 Annual Meeting of Stockholders must be received in proper form by the Corporate Secretary of the Company at the principal executive offices of the Company not less than 90 days prior to the first anniversary of the date of the immediately preceding Annual Meeting of Stockholders. Otherwise, they will be omitted by the Company from the proxy statement and form of proxy relating to that meeting and may not properly be brought before the meeting.

Recommendations to Nominating Committee

The Nominating Committee’s review process for candidates for nomination commences at the beginning of December each year. A stockholder wishing to submit the name of one or more candidates for consideration by the Committee should do so by letter to the Committee in care of the Company’s Corporate Secretary addressed to United Retail Group, Inc., 365 West Passaic Street, Rochelle Park, New Jersey 07662 and delivered, or mailed and received, before the beginning of December. An address should be provided for the candidate(s) to receive application materials, including a consent to background and reference checks by the Nominating Committee and an autobiographical questionnaire, to be completed, signed and returned to the Corporate Secretary. Candidates should be available for interviews upon request.

The Nominating Committee will consider the comparative qualifications of (i) incumbent directors who are willing to stand for reelection, (ii) other candidates, if any, whom the Committee invites to apply, and (iii) volunteers, if any, including any recommended in a timely manner by a stockholder of the Company.

The Nominating Committee charter lists the following qualifications for nominees for election as directors of the Company: (i) a reputation for personal and professional integrity, (ii) a temperament suitable for collegial relationships, (iii) substantial experience in senior level business and professional activities relevant to some aspect of the Board of Directors’ work, and (iv) a good understanding of the strategic drivers of the consumer goods industry and related businesses. The business and professional experience of the nominees on the slate recommended by the Nominating Committee will be varied and complementary.

The Nominating Committee charter lists the following disqualifications for nominees for election as directors of the Company: (i) a direct or indirect material financial interest adverse to the Company, (ii) affiliation with a business that competes with the Company, (iii) a felony conviction other than one predicated on the operation of a motor vehicle, (iv) a finding by a court of competent jurisdiction in a civil action or by the SEC of a violation of any Federal or State securities law or fiduciary obligation (such as arising from the duties of an officer or director of a corporation) or a finding by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission (the “CFTC”) of a violation of any Federal commodities law, or (v) an order, judgment, or decree of any court of competent jurisdiction, permanently or temporarily enjoining or otherwise limiting any of the following activities:

(1) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the CFTC, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any business, or engaging in or continuing any conduct or practice in connection with such activity;

(2) practicing any licensed profession;

(3) engaging in any type of business practice; or

(4) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws.

Further, the Corporate Governance Principles adopted by the Board of Directors states that a director may not serve on a board of a company with a significant competitive line of products.

Board of Directors member nominees are identified and considered on the basis of knowledge, experience, integrity, leadership, reputation and ability to understand the Company’s business. Nominees are screened to ensure that each candidate has qualifications that complement the overall core competencies and experience base of the Board of Directors. Candidates that appear to be qualified are interviewed by a majority of the Nominating Committee. Qualified candidates are also interviewed by the Company’s Chairman and Chief Executive Officer. (The Nominating Committee will include candidates timely recommended to it by stockholders in its review process.)

The Nominating Committee will vote in executive session on candidates sequentially in the order determined by the Nominating Committee Chair. Each candidate getting the affirmative vote of a majority of the Nominating Committee will be placed on the recommended slate, not to exceed the number of Board of Directors seats.

Correspondence directed to the Nominating Committee submitting names of candidates for consideration by the Nominating Committee shall not satisfy the requirement to give formal notice of intent to present nominations at the Annual Meeting of Stockholders.

Other Stockholder Communications

Stockholders can send communications to the whole Board of Directors or to individual directors by mail to the attention of the Company’s Corporate Secretary addressed to United Retail Group, Inc., 365 West Passaic Street, Rochelle Park, New Jersey 07662. All such communications will be forwarded to the intended recipient except advertisements soliciting business from the Company and the like.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

The Company’s compensation programs are designed to support the business and promote short-term and long-term growth. This section of the Information Statement explains how compensation programs are designed and operate in practice with respect to the Company’s five officers as of fiscal 2006 year-end, who are named in the Fiscal 2006 Summary Compensation Table. The sections that follow present compensation earned by them in fiscal 2006.

Compensation Philosophy

The core element of the Company’s overall compensation philosophy is the recruitment, retention and motivation of executive talent while aligning pay and performance. Total compensation varies with the Company’s performance in achieving financial and non-financial objectives and can also vary with individual performance. The Company’s stockholder approved 2006 Equity-Based Compensation and Performance Incentive Plan (“2006 Plan”)

is designed to ensure that officer compensation is predominately aligned with the long-term interests of the Company’s stockholders. The Compensation Committee and the Company’s management believe that compensation should help to recruit, retain and motivate the associates, including the Company’s officers, that the Company will depend on for current and future success. The Compensation Committee and the Company’s management also believe that the proportion of “at risk” compensation (variable cash compensation and equity-based compensation) should rise as an associate’s level of responsibility increases. This philosophy is reflected in the following key design priorities that govern compensation decisions with respect to Company officers:

•	recruit, retain and motivate executive talent

•	pay for performance

•	compensate competitively

•	align compensation with stockholders’ interests

•	maintain high quality corporate governance

•	treat associates equitably

Compensation for the Company’s officers includes the following components:

•	base salary

•	semi-annual non-equity incentive plan payments

•	equity-based grants

•	perquisites

•	Company contributions to retirement savings plans

•	severance pay and change of control payments

•	other benefits

Elements of Compensation

Base Salary

Base salary is the fixed element of executive compensation and is meant to be viewed in combination with semi-annual non-equity incentive plan compensation (“IC”).

Non-Equity Incentive Plan Compensation (“IC”)

The 2006 Plan and the incentive compensation plan that it replaced provided an opportunity for additional cash compensation in each six-month merchandising season of fiscal 2006 to all officers of the Company and its subsidiaries.

IC Awards with respect to fiscal 2006 were based on attaining targets for improvements in pro forma operating profit and loss determined in accordance with generally accepted accounting principles plus any expenses (or minus any gains) related to (i) movements in the market price of Company stock, (ii) extraordinary items, or (iii) transactions outside the ordinary scope of business (“P&L”), either of the Company on a consolidated basis or of the discrete business sector in which a particular participant was principally engaged. Each target P&L was an improvement in the P&L for the corresponding merchandising season in the previous year. The target P&L for each business sector applied to all participants employed in that sector regardless of rank and provided them with a uniform performance objective.

Target cash incentive compensation opportunities for eligible executives were stated as a percentage of base salary. The amount of performance-based incentive compensation earned by participating executives can range from no payout to double their incentive target, based upon the extent to which pre-established P&L goals are achieved or exceeded. The threshold, target and maximum short-term performance-based IC payout opportunities of the Company’s officers for fiscal 2006 are set forth in the Fiscal 2006 Grants of Plan-Based Awards table. The actual payouts for fiscal 2006 are set forth under the heading Non-Equity Incentive Plan Compensation in the Fiscal 2006 Summary Compensation Table. The amount of actual payouts illustrates the degree of difficulty in achieving the target IC payout opportunity. (The amount of an individual IC award for a given season was the product of the participation percentage assigned to the participant multiplied by the target percentage achieved (relating to the P&L) multiplied by the participant’s seasonal base salary.)

The Compensation Committee granted IC Awards in order to incentivize Company officers to foster intensive performance effort and teamwork aimed at improving the Company’s consolidated P&L in each six-month merchandising season.

Equity-Based Plan Compensation

Under the terms of the 2006 Plan, the Compensation Committee may grant awards of various equity instruments, including stock appreciation rights to be settled in stock (“Stock Settled SARs”) and shares of restricted stock. When awards were granted previously, prior to fiscal 2004, the Compensation Committee granted stock options under earlier stock option plans. See, Outstanding Equity Awards At Fiscal 2006 Year-End and Option Exercises And Stock Vested in Fiscal 2006. The Compensation Committee’s grants of awards in fiscal 2006 to Company officers consisted of Stock Settled SARs and shares of restricted stock because these instruments are less dilutive to existing stockholders than equivalent stock options would be, if the market price of Company stock shall have risen after vesting requirements are satisfied.

The provisions of the 2006 Plan and the earlier stock options plans that permit acceleration of vesting of awards during employment under certain circumstances are summarized in the section captioned Acceleration of Vesting of 2006 Plan Awards During Employment. The provisions that permit acceleration of vesting of awards upon termination of employment under certain circumstances are summarized in the section captioned Post Employment Payments, Benefits and Perquisites for Officers.

The Company’s Corporate Governance Principles provide that the Compensation Committee shall adopt stock ownership guidelines for Company officers. The Compensation Committee considered a report from an independent compensation consultant, James F. Reda & Associates, LLC (the “Independent Consultant”), on industry practices with respect to such guidelines, but has deferred any decision on the subject.

The Compensation Committee granted awards of equity-based compensation to Company officers in order to align their personal financial interests with Company performance and thereby create shareholder value. Also, outstanding unvested in-the-money equity-based compensation awards provide an incentive to remain in the Company’s employ.

Perquisites

The perquisites available to Company officers are listed in a footnote to the Fiscal 2006 Summary Compensation Table. The Committee believes them to be reasonable and in the best interests of the Company and its stockholders.

Contributions by the Company to Retirement Savings Plans

The Company sponsors a profit-sharing plan qualified under the Internal Revenue Code, the Retirement Savings Plan (the “RSP”), in which all associates who have completed one year of service are eligible to participate. Each participant is entitled to direct that a contribution up to 3% of his compensation be made under the RSP as a basic contribution that reduces his compensation under the Internal Revenue Code. (For Mr. Benaroya, the percentage is applied to his contractual rate of base salary, regardless of whether he voluntarily takes a lesser amount.) For each participant who makes a basic contribution, the Company makes a matching cash contribution equal to one-half of the basic contribution, provided, however, that in no event shall the matching contribution for a participant exceed certain maximum limits imposed by governmental regulations applicable to qualified plans. All contributions made by the Company vest incrementally after specified years of service with the Company.

The Company also sponsors a nonqualified supplemental retirement savings plan (the “SRSP”) for associates who meet minimum compensation thresholds, including the Company’s officers. Under the SRSP, the Company makes cash contributions equal to the amount of contributions that it otherwise would have made pursuant to the terms of the RSP but which were disallowed by governmental regulations.

The Company also makes cash retirement contributions, equal to 6% of the base salary (the contractual rate of annual base salary in the case of participants with an employment contract) and IC of each participant who earned $100,000 per annum or more and who was employed by the Company before 1993. Messrs. Benaroya, Remeta, Carroll and Grossman were the beneficiaries of this type of retirement contributions under the SRSP in fiscal 2006 and the 2006 Nonqualified Deferred Compensation Table includes them in total registrant contributions made. The Company made this type of retirement contributions under the SRSP because only the recipients were “grandfathered” as having been participants when this type of retirement contribution to the SRSP was discontinued.

Severance Pay and Change of Control Payments

Executives often look to severance agreements to provide protection for lost professional opportunities in the event of a change in control and consequently they may assign significant value to them.

In 2006, the Compensation Committee recommended to the Board of Directors the continuation of the following agreements intended to motivate Company officers to remain in the Company’s employ both under ordinary circumstances and in the sensitive time when a transaction to change the control of the Company might be pending.

The Company entered into employment contracts with Messrs. Benaroya and Remeta, respectively, in connection with the Company’s initial public offering in 1992. The Company also entered into an employment contract with Mr. Carroll when he joined the Company upon the completion of its initial public offering in 1992.

The employment contracts with Messrs. Benaroya, Remeta and Carroll, respectively, were amended from time to time and were restated, most recently as of June 15, 2007 (as restated, the “Employment Agreements”). Material provisions of the Employment Agreements are summarized in the sections captioned Employment Agreements and Post Employment Payments, Benefits and Perquisites for Executive Officers. See, also, the Fiscal 2006 Summary Compensation Table — Salary.

In addition, concurrently with the execution of the Merger Agreement, Messrs. Benaroya, Remeta and Carroll entered into amendments to the Employment Agreements. These amendments are described in Item 3 — “Arrangements with Current Executive Officers of the Company — Executive Employment Agreements” of the Schedule 14D-9 and are effective as of, and subject to, the completion of the Offer.

As of December 22, 2006, the Company entered into Severance Pay Agreements with Messrs. Grossman and McFarren, among other executives. The Severance Pay Agreements were amended effective June 15, 2007 to comply with additional Internal Revenue Code requirements applicable to nonqualified defined compensation plans including the Severance Pay Agreements. Material provisions of the Severance Pay Agreements are summarized in the section captioned Post Employment Payments, Benefits and Perquisites for Officers.

The Compensation Committee believes that the Company’s current arrangements for severance pay and change of control payments protect stockholder interests by helping to retain management should periods of uncertainty arise.

Other Benefits

The Company offers full time associates subsidized medical and dental healthcare coverage, including a prescription drug benefit and coverage for the cost of an annual physical exam. (The annual physical exam coverage is more extensive for Company officers but otherwise the healthcare coverage is the same for all full time associates.)

Vacation pay is based only on length of service with the Company for all associates and every full time associate is also entitled to two personal days off each year.

Sick pay and disability benefits are summarized in the section captioned Post Employment Payments, Benefits and Perquisites for Officers.

Context

The Company’s performance and peer companies’ compensation practices provide the context for the Compensation Committee’s activities.

Company Performance

Having incurred net losses in fiscal 2002, fiscal 2003 and fiscal 2004, the Company became profitable in fiscal 2005. Important operational factors in this turnaround were repositioning the Company’s merchandise assortment, brand and marketing and reengineering store operations practices, under Mr. Benaroya’s leadership.

The financial turnaround produced consolidated operating income increases in fiscal 2005 that exceeded the target P&L increases that the Compensation Committee had fixed in advance for each six-month merchandising season that year.

The market price of the Company’s Common Stock at fiscal 2005 year-end substantially outperformed the Standard and Poor’s Retail Specialty Apparel Stock Index (the “Stock Index”) on a trailing five-year basis.

Peer Companies’ Compensation Practices

During fiscal 2006, the Compensation Committee retained the Independent Consultant to provide comparative information and make recommendations with respect to compensation of Company officers.

The Independent Consultant prepared a Named Officer Compensation Review (the “Compensation Review”) with respect to the base salaries, incentive compensation opportunities and equity-based compensation grants of Company officers. The material with respect to Messrs. Benaroya and Remeta was based on comparative data, adjusted for relative company size and scope of job responsibilities, from the following companies (the “peer group companies”):

Ann Taylor Stores Corp.	Deb Shops Inc.
Bebe Stores Inc.	Dress Barn Inc.
Cache Inc.	Guess Inc.
Cato Corp.	J. Jill Group Inc.
Charlotte Russe Holding Inc.	New York & Co., Inc.
Charming Shoppes Inc.	Talbots Inc.
Chicos Fas Inc.

These peer group companies were the principal employers with which the Company competed for executive talent.

In addition to the review of the financial elements of CEO compensation payable during employment contained in the Compensation Review, the Independent Consultant compared the other terms of the Employment Agreement with Mr. Benaroya, including severance pay and other post termination benefits and perquisites, to the corresponding terms of the employment contracts of the chief executive officers (“Peer CEO’s”) of the peer group companies (the “Contract Review”). The Independent Consultant also estimated the amount of the contractual gross-up by the Company of the taxes payable by Mr. Benaroya in the event that he incurred an excise tax on excess “golden parachute” payments under Section 280G of the Internal Revenue Code (see, Post Termination Payments, Benefits and Perquisites for Officers). A tally sheet showed all the components of Mr. Benaroya’s compensation (other than group benefits provided for all associates), including severance pay and other post termination benefits and perquisites.

The Compensation Review included similar material with respect to Messrs. Carroll, McFarren and Grossman supplemented by survey data to the extent that data from the peer group companies was unavailable.

Compensation Program Structure Evaluation

In fiscal 2006, the Committee reevaluated each element of compensation of the Company officers and its relative weight in the light of current market conditions. This reevaluation included a review of:

•	the balance between cash and equity-based compensation

•	the balance between short term and long term compensation

•	Company benefit plans

•	perquisites

•	equity-based compensation awards accumulated over time

•	payouts under various termination scenarios

Fiscal 2006 CEO Compensation Decisions

CEO Compensation

The Compensation Committee unanimously took the following actions with respect to CEO compensation:

•	recommended that the Board of Directors approve a cost of living adjustment in the rate of annual base salary consistent with Mr. Benaroya’s Employment Agreement

•	granted an IC award for each six-month merchandising season with the same individual participation percentage as in the previous year, creating the opportunity for incentive cash compensation ranging from no payout to a maximum for achieving stretch performance targets of 120% of base salary based on the pro forma consolidated operating income goal achieved

•	granted awards of Stock Settled SARs and shares of restricted stock in accordance with the 2006 Plan (see, Fiscal 2006 Grants of Plan-Based Awards for details) as part of a cycle of granting awards once every two or more years

•	recommended that the Board of Directors approve the continuation of perquisites consistent with Mr. Benaroya’s Employment Agreement (see, Fiscal 2006 Summary Compensation Table — All Other Compensation and the notes thereto for a list)

•	recommended that the Board of Directors approve extending by one year the term of his Employment Agreement to September 3, 2011

The Compensation Committee’s actions were based on its determination that Mr. Benaroya’s performance in fiscal 2005 met the Compensation Committee’s expectations. The Compensation Committee took into consideration, among other things, the financial turnaround of the Company in fiscal 2005 and its strategic growth,1 as well as Mr. Benaroya’s continued focus on business development strategy, his emphasis on legal and regulatory compliance and ethical conduct and the quality of his interaction with the other directors.

Also, the Compensation Committee took into account the covenants in the Employment Agreement with Mr. Benaroya that he will not compete with the Company for a reasonable period in the event that he leaves the Company’s employ and will not publicly disparage the Company. (Such restrictive covenants ease routine succession planning by the Compensation Committee and might also facilitate potential change of control transactions that seek new management; see, “Post Termination Payments, Benefits and Perquisites for Officers — Restrictive Covenants.”)

The Compensation Committee decided that it was appropriate for the financial elements of Mr. Benaroya’s compensation to have an economic value in the mid-range of the economic value of the compensation of the Peer

1 Outperforming the Stock Index, in terms of percentage appreciation on a trailing five-year basis, is a metric for success in strategic growth; the market price of Company stock at fiscal 2005 year-end outperformed the five-year Stock Index.

CEO’s, as determined by the Independent Consultant after allowing for differences in company size and scope of job responsibilities.

In the Compensation Committee’s view, it was not a relevant consideration that Mr. Benaroya’s association with the Company since its foundation and his substantial holding of Company stock (see, Principal Stockholders) might make him willing to accept less than competitive compensation. Mr. Benaroya voluntarily drew a total of $150,464 less base salary and IC with respect to fiscal 2006 than the amounts previously approved by the Compensation Committee; see, Fiscal 2006 Summary Compensation Table for the amounts actually paid and deferred with respect to fiscal 2006. (The total amount of base salary and IC that Mr. Benaroya voluntarily waived to and including fiscal 2006 was $922,261.) On the contrary, the Compensation Committee believed that internal pay equity at the Company could only be based on authorizing competitive compensation at the Chief Executive Officer level, regardless of whether Mr. Benaroya chose to accept the full amount authorized.

Compensation of the Other Company Officers With Respect to Fiscal 2006

The Compensation Committee unanimously took the following actions with respect to the compensation of the other Company officers:

•	recommended that the Board of Directors approve a cost of living adjustment in the rate of annual base salaries of Messrs. Remeta and Carroll consistent with their Employment Agreements (for the new rates, see Fiscal 2006 Summary Compensation Table — Salary)

•	recommended that the Board of Directors approve increases in the rate of annual base salaries of 3.2% for Mr. McFarren and 2.7% for Mr. Grossman (for the new rates, see Fiscal 2006 Summary Compensation Table — Salary)

•	granted IC Awards for each season with the same individual participation percentages as in the previous year, creating the opportunity for incentive cash compensation ranging from no payout to a maximum for achieving stretch performance targets of 100% of base salary for Mr. Remeta, 80% for Mr. Carroll, 60% for Mr. McFarren and 50% for Mr. Grossman (see, Fiscal 2006 Summary Compensation Table — Non-Equity Incentive Compensation for the amounts of incentive compensation actually paid)

•	granted awards of Stock Settled SARs and shares of restricted stock in accordance with the 2006 Plan (see, Fiscal 2006 Grants of Plan-Based Awards); the Committee intended these awards to be part of a cycle of granting awards once every two or more years (unless an officer’s assigned job responsibilities change)

•	recommended that the Board of Directors approve the continuation of perquisites, in the case of Messrs. Remeta and Carroll, consistent with their Employment Agreements (see, Fiscal 2006 Summary Compensation Table — All Other Compensation and the notes thereto for a list)

•	recommended that the Board of Directors approve extending by one year the term of the Employment Agreements with Messrs. Remeta and Carroll to September 3, 2011

The Compensation Committee made decisions regarding the compensation of each of the other Company officers based primarily on the level of the Company’s consolidated operating income and the following individualized factors:

•	the officer’s operational role and other responsibilities, including the quality of his leadership in legal and regulatory compliance and ethical business conduct

•	the officer’s contribution to the Company’s strategic planning process

•	the officer’s demonstrated capacity for innovation

•	the officer’s ability and expressed desire to assume broader responsibilities

•	the potential vulnerability of the officer to recruiting efforts by the competition, including, among other factors, the level of outstanding unvested in-the-money equity-based compensation grants

•	the probable operational consequences in the event of a long term vacancy in the officer’s position

•	the probable degree of difficulty in recruiting a qualified replacement for the officer

•	the likely learning curve to bring a replacement for the officer up to speed

Roles, Responsibilities and Process

Compensation Committee

The Compensation Committee determined the compensation for the Company’s officers in fiscal 2006, either on its own authority or through recommendations that the Board of Directors accepted and implemented. (In fiscal 2006, the Board of Directors approved each of the Compensation Committee’s recommendations unanimously, in executive session in the absence of Messrs. Benaroya and Remeta when appropriate.)

The Compensation Committee reviewed all components of the Company officers’ compensation for fiscal 2005, including base salary, IC, unrealized gains on previously granted stock options, perquisites and potential payouts under several potential severance and change-in-control scenarios. Tally sheets including all the above components were reviewed by the Compensation Committee to determine the reasonableness of compensation.

The Compensation Committee’s responsibilities include the following:

•	reviewing the performance of each Company officer

•	recommending overall compensation of each Company officer to the Board of Directors based on the Compensation Committee’s performance reviews

•	establishing the amount of the seasonal cash incentive compensation component of compensation for each Company officer and setting the related P&L targets for the six-month merchandising season

•	granting equity-based compensation awards

•	monitoring the perquisites available to the Company officers

•	discussing this Compensation Discussion and Analysis (“CD&A”) with the Chief Executive Officer

Independent Compensation Consultant

In fiscal 2006, the Compensation Committee engaged an independent compensation consultant whose only previous Company assignments were from the Compensation Committee.

The Independent Consultant worked with management to gather data required in preparing analyses for Compensation Committee review. The Independent Consultant then provided the Compensation Committee with relevant market data and advice regarding the components of compensation for each Company officer. (The Compensation Committee did not adopt all of the Independent Consultant’s recommendations but used them to provide a context in arriving at its own judgment as to what action was appropriate and in the best interests of the Company’s stockholders in the Company’s particular circumstances.)

Independent Legal Counsel

In fiscal 2006, the Compensation Committee engaged legal counsel whose only previous Company assignments were from the Committee.

Chief Executive Officer

The Chief Executive Officer’s responsibilities with respect to compensation of the other Company officers include the following:

•	discussing with the Compensation Committee the performance of each of the other Company officers

•	recommending to the Compensation Committee overall compensation of each of the other Company officers

•	recommending to the Compensation Committee the amount of the cash incentive compensation component of compensation of each of the other Company officers and the related performance targets for each six-month merchandising season

•	recommending to the Compensation Committee the size and terms of grants of equity-based compensation awards to the other Company officers

•	discussing with the Compensation Committee the perquisites available to the other Company officers

•	discussing this CD&A with the Compensation Committee

Process

The process in fiscal 2006 with respect to the compensation of the Company’s officers is outlined in the following paragraphs.

At a meeting on February 23, 2006, the Compensation Committee unanimously recommended to the Board of Directors (i) IC awards to the Company’s officers with the same individual participation percentages as in the previous year, and (ii) stretch performance targets for the first six-month merchandising season of the fiscal year. The Board of Directors approved the Compensation Committee’s recommendations the next day with Messrs. Benaroya and Remeta abstaining from the vote. At a meeting on August 18, 2006, the Compensation Committee, acting on its own authority under the new 2006 Plan, unanimously approved the same individual participation percentages and new stretch performance targets for the second six-month merchandising season of the fiscal year.

The Compensation Committee’s review of CEO compensation included a comparison of total cash compensation, consisting of the contractual annual base salary plus incentive compensation opportunity (at one-half of the possible maximum). Mr. Benaroya’s contractual arrangement in fiscal 2005 was at the median of the range of Peer CEO’s total cash compensation according to the Compensation Review. The Compensation Committee determined that Mr. Benaroya’s contractual level of total cash compensation, including cost of living adjustments, was reasonable and in the best interests of the Company and its stockholders. Accordingly, the Compensation Committee did not recommend to the Board of Directors, and the Board of Directors did not consider, any increase in Mr. Benaroya’s total cash compensation in excess of a cost of living adjustment based on the Consumer Price Index (“CPI”) provided by contract.

The Independent Consultant recommended a methodology for annual grants of equity-based compensation awards to the Company’s officers. The Independent Consultant advised that grants should have an economic value equivalent to an appropriate multiple of annual base salary based on the grantee’s position with the Company. Further, the Independent Consultant recommended using multiples of annual base salary that were equal to the median multiples reflected in the range of annual equity-based compensation grants at the companies in the peer group.

The Compensation Committee unanimously made equity-based compensation grants under the 2006 Plan to all the Company officers at its meeting on August 18, 2006. Mr. Benaroya was invited to attend the beginning of the meeting to make recommendations.

In a subsequent executive session of the meeting, the Compensation Committee discussed with the Independent Consultant the peer group, the Compensation Review, the Independent Consultant’s methodology and recommendations and Mr. Benaroya’s recommendations. The Compensation Committee unanimously determined that making grants once every two or more years, rather than annual grants, would enhance the retention value of grants in the near term.

In executive session, the Compensation Committee Chairman proposed a grant of awards for Mr. Benaroya that had an aggregate economic value substantially less than twice the annual amount that the Independent Consultant had proposed. The Independent Consultant advised the Compensation Committee that the proposed grant to Mr. Benaroya was reasonable in his opinion as a grant to be made once every two or more years. The Compensation Committee then granted the awards to Mr. Benaroya. See, Fiscal 2006 Grants of Plan-Based

Awards. The Compensation Committee did not consider Mr. Benaroya’s gains on prior stock option exercises to be pertinent. See, Option Exercises and Stock Vested in Fiscal 2006.

The Compensation Committee weighted the mix of grants awarded to Mr. Benaroya in favor of restricted stock to balance to some degree his existing holdings of stock options, the characteristics of which as an investment are generally similar to Stock Settled SARs. See, Outstanding Equity Awards At Fiscal 2006 Year-End.

The mix of grants for each of the Company officers (intended to cover the next two or more years) had an aggregate economic value not more than twice an appropriate multiple of annual base salary, as recommended by the Independent Consultant.

At the executive session of the August 18, 2006 meeting, the Independent Consultant went over the Contract Review in detail and advised that the benefits provided in the Employment Agreement with Mr. Benaroya, considered in their entirety, were competitive. The Compensation Committee discussed the Contract Review, including the value to the Company of the contractual covenants against Mr. Benaroya’s either competing with the Company for a reasonable period after leaving its employ or publicly disparaging the Company. The Compensation Committee unanimously recommended to the Board of Directors approval for the remainder of the contract term of the provisions of the Employment Agreement regarding annual base salary, annual cost of living adjustments and incentive compensation opportunity.

Further, at the executive session of the August 18, 2006 meeting, the Compensation Committee considered extending the term of the Employment Agreement with Mr. Benaroya by one year. In this connection, the Compensation Committee recognized the importance of his continued availability to the Company’s future success. The Compensation Committee also determined that severance pay benefits under the Employment Agreement could help to retain him in the Company’s employ during the course of any potential change of control transaction.

At a Compensation Committee meeting on August 25, 2006, the Compensation Committee unanimously adopted a recommendation that the Board of Directors approve a one-year extension of the term of the Employment Agreement with Mr. Benaroya.

The Chairman of the Compensation Committee reported to the Board of Directors meeting later on August 25, 2006 the Compensation Committee’s grants of equity-based awards under the 2006 Plan, the IC payouts for the first half of the fiscal year and the Compensation Committee’s recommendation that the Board of Directors approve a one-year extension of the term of the Employment Agreement with Mr. Benaroya. The Board of Directors went into executive session and discussed the Compensation Committee’s grants of equity-based awards, the Independent Consultant’s methodology and recommendations for equity-based awards, the IC payouts for the first half of the fiscal year, the peer group, the Compensation Review, the CEO tally sheet and the Contract Review. The Board of Directors also discussed extending the term of Mr. Benaroya’s Employment Agreement. The Board of Directors then unanimously (in the absence of Messrs. Benaroya and Remeta) approved the proposed one-year extension of the term of Mr. Benaroya’s Employment Agreement (to September 3, 2011), finding it to be in the best interests of the Company and its stockholders.

At the August 25, 2006 meeting, the Board of Directors, with Mr. Benaroya’s participation but in Mr. Remeta’s absence, also unanimously approved the Compensation Committee’s recommendations with respect to the annual base salaries of the other Company officers after discussing the Compensation Committee’s grants of equity-based awards, the Independent Consultant’s methodology and recommendations for equity-based awards, the IC payouts for the first half of the fiscal year, the Compensation Review and tally sheets for Messrs. Remeta and Carroll, respectively. The Board of Directors then unanimously (in the absence of both Messrs. Benaroya and Remeta) approved extending by one year the term of the Employment Agreements with Messrs. Remeta and Carroll, respectively (to September 3, 2011).

Accounting and Tax Impact

In fiscal 2006, the Compensation Committee considered the effects of FAS 123R in deciding what types of equity awards to grant. (When awards were granted previously, prior to fiscal 2004, the Compensation Committee granted stock options to the Company’s officers.) Stock Settled SARs and restricted stock may provide the grantee with the same economic value as stock option grants with less dilution to the stockholders. A Stock Settled SAR with respect to the appreciation of a given number of shares is less dilutive than an option to purchase the same number of shares because only the amount of appreciation of a Stock Settled SAR is settled in stock. Also, a lesser number of shares of restricted stock has an economic value on the grant date equivalent to a larger number of stock options. Hence, it is practicable to issue a lesser number of shares of restricted stock in lieu of a larger number of stock options and less dilution will occur if the market price of Company stock is higher during the period in which the stock options would have been exercisable. The use of Stock Settled SARs and restricted stock also provides the Company with a tax deduction which was generally not the case under incentive stock options that had been previously granted by the Compensation Committee. For the foregoing reasons, the Compensation Committee granted Stock Settled SARs and shares of restricted stock in fiscal 2006.

Under Section 162(m) of the Internal Revenue Code, the Company may not take a tax deduction for compensation to the Company officers in excess of $1 million per annum unless the compensation qualifies as performance based compensation. None of the Company’s officers had the potential for 2006 to earn in excess of $1 million, excluding performance based compensation.

Fiscal 2006 Summary Compensation Table

						Non-Equity
						Incentive	All
				Stock	Option	Plan	Other
Name and	Salary		Bonus	Awards(2)	Awards(3)	Compensation	Compensation(4)	Total(5)
Principal Position(1)	($)		($)	($)	($)	($)	($)	($)

Raphael Benaroya, Chief Executive Officer (Principal Executive Officer)	$629,083	(6)	$0.00	$109,016	$116,373	$217,500	$214,864	$1,286,836
George R. Remeta, Chief Administrative Officer (Principal Financial Officer)	$538,000		$0.00	$72,677	$85,388	$156,020	$114,059	$966,144
Kenneth P. Carroll, Senior Vice President- General Counsel	$320,000		$0.00	$14,535	$44,418	$74,240	$62,386	$515,579
Paul D. McFarren, Senior Vice President- Chief Information Officer	$320,000		$0.00	$7,268	$8,882	$36,000	$20,040	$392,190
Jon Grossman, Vice President-Finance	$190,000		$0.00	$3,633	$5,676	$17,813	$23,667	$240,789
Total	$1,997,083		$0.00	$207,129	$260,737	$501,573	$435,016	$3,401,538

(1)	At fiscal 2006 year-end.

(2)	The amounts included in this column are equal to the compensation expense recognized for financial reporting purposes in accordance with Statement of Financial of Accounting Standards No. 123R (“SFAS 123R”) during fiscal 2006 related to equity awards, including restricted stock awards, and disregarding any estimated forfeitures related to service-based vesting conditions. For restricted stock awards, the expense is recognized ratably over the vesting period of the award, with 20 percent vesting three years from the date of grant, an additional 20 percent vesting four years from the date of grant and 60 percent vesting five years from the date of grant.

(3)	The assumptions made in the valuation are set forth in note 12, Share Based Compensation, to the Company’s financial statements contained in its Annual Report on Form 10-K for fiscal year 2006 (except that the impact of expected forfeitures has been excluded from this table).

(4)	Reflects the Company’s incremental cost to provide the following: (i) Company contributions to the RSP and SRSP of $107,222 on behalf of Mr. Benaroya, $77,081 on behalf of Mr. Remeta, $42,222 on behalf of Mr. Carroll, $6,774 on behalf of Mr. McFarren and $21,991 on behalf of Mr. Grossman; (ii) supplemental life insurance with premiums of $48,830 for Mr. Benaroya and $9,021 for Mr. Remeta; (iii) tax gross-ups with respect to premiums for supplemental disability insurance of $11,307 for Mr. Benaroya, $3,758 for Mr. Remeta, $1,045 for each of Mr. Carroll and Mr. McFarren and $621 for Mr. Grossman; and (iv) perquisites, no item of which for any officer cost $25,000 or more, namely, premiums for supplemental disability insurance, fees for personal tax preparation services, costs and allowances for use of a car for both business and personal travel, reimbursement of credit card fees, cost of an annual executive physical and cost of holiday gifts (less than $250 each).

(5)	The Company does not maintain defined benefit and actuarial pension plans.

(6)	Pursuant to Mr. Benaroya’s existing employment agreement and as permitted by the Merger Agreement, Mr. Benaroya has elected, effective as of September 10, 2007, to draw the base salary at the existing contract level, which salary was voluntarily drawn at a lower rate prior to that date.

Fiscal 2006 Grants of Plan-Based Awards

					Stock	Other
					Awards	Option
					Number	Awards(3)	Exercise	Closing	Grant
		Estimated Future			of	Number	or Base	Price of	Date Fair
		Payouts Under Non-Equity			Shares of	of	Price of	Shares	Value of
Name and		Incentive Plan Awards(2)			Stock or	Securities	Option	on	Stock and
Principal	Grant	Threshold	Target	Maximum	Units	Underlying	Awards	Grant	Option
Position(1)	Date	($)	($)	($)	(#)	Options (#)	($/SH)(4)	Date	Awards(5)

Raphael Benaroya,	2/24/06	$37,500	$187,500	$375,000
Chief Executive Officer	8/18/06	$37,500	$187,500	$375,000
(Principal Executive Officer)	8/18/06					57,500	$16.33	$17.03	$581,900
	8/18/06				75,000				$1,224,750

George R. Remeta,	2/24/06	$26,900	$134,500	$269,000
Chief Administrative Officer	8/18/06	$26,900	$134,500	$269,000
(Principal Financial Officer)	8/18/06					50,000	$16.33	$17.03	$506,000
	8/18/06				50,000				$816,500

Kenneth P. Carroll,	2/24/06	$12,800	$64,000	$128,000
Senior Vice President-	8/18/06	$12,800	$64,000	$128,000
General Counsel	8/18/06					25,000	$16.33	$17.03	$253,000
	8/18/06				10,000				$163,300

Paul D. McFarren,	2/24/06	$9,600	$48,000	$96,000
Senior Vice President-	8/18/06	$9,600	$48,000	$96,000
Chief Information Officer	8/18/06					5,000	$16.33	$17.03	$50,600
	8/18/06				5,000				$81,650

Jon Grossman,	2/24/06	$4,750	$23,750	$47,500
Vice President-	8/18/06	$4,750	$23,750	$47,500
Finance	8/18/06					5,000	$16.33	$17.03	$50,600
	8/18/06				2,500				$40,825

(1)	At fiscal 2006 year-end.

(2)	These potential payouts are performance-driven and therefore completely at risk. See, Compensation Disclosure and Analysis-Elements of Compensation-Non-Equity Plan Compensation (“IC”). The amounts actually paid out under non-equity incentive plan awards appear in the Fiscal 2006 Summary Compensation Table-Non-Equity Incentive Plan Compensation. The Company does not grant equity incentive plan awards.

(3)	These awards were stock appreciation rights to be settled in stock with appreciation measured by reference to the number of shares of Common Stock shown.

(4)	The exercise or base price was equal to the closing price per share of Common Stock on the NASDAQ Global Market on the trading day preceding the grant date, which is the pricing methodology prescribed in the stockholder approved 2006 Plan.

(5)	Grant Date Fair Value for awards is calculated as follows: (i) for restricted stock, by multiplying the number of shares granted by the closing price per share of Common Stock on the NASDAQ Global Market on the trading day preceding the grant date; (ii) for awards of Stock SARs by using the Black-Scholes option pricing model, as described in note 12 to the Company’s financial statements for fiscal 2006 included in the Company’s Annual

Report on Form 10-K for fiscal year 2006, provided, however, that this table does not reflect estimated forfeitures or awards actually forfeited during the year. The actual value realizable by the grantee with respect to a grant of restricted stock depends on the market value of the shares when he sells the shares following lapse of restrictions. The actual value, if any, that will be realized upon the exercise of a Stock SAR will depend upon the difference between the exercise price of the Stock SAR and the market value of the shares issued when he sells them.

Non-Equity Incentive Plan Compensation

The 2006 Plan and the incentive compensation plan that it replaced provided an opportunity for additional cash compensation in each six-month merchandising season of fiscal 2006 to all officers of the Company and its subsidiaries.

Incentive compensation awards with respect to fiscal 2006 were based on attaining targets for improvements in pro forma operating profit and loss determined in accordance with generally accepted accounting principles plus any expenses (or minus any gains) related to (i) movements in the market price of Company stock, (ii) extraordinary items, or (iii) transactions outside the ordinary scope of business (“P&L”), either of the Company on a consolidated basis or of the discrete business sector in which a particular participant was principally engaged. Each target P&L was an improvement in the P&L for the corresponding merchandising season in the previous year.

Target cash incentive compensation opportunities for eligible executives were stated as a percentage of base salary. The amount of performance-based incentive compensation earned by participating executives can range from no payout to double their incentive target, based upon the extent to which pre-established P&L goals are achieved or exceeded.

Equity-Based Plan Compensation

Shares of restricted stock vest 20% on the third anniversary of the grant date, an additional 20% on the fourth anniversary and the remaining 60% on the fifth anniversary. Stock appreciation rights to be settled in stock vest in five equal annual installments commencing on the first anniversary of the grant date and have a term of seven years from the grant date.

The quarterly earnings press release was published by the Company on August 15, 2006.

There were no equity-based grants to any Company officers in fiscal 2004 and fiscal 2005.

Earlier in fiscal 2007, a stock appreciation right to be settled in cash with respect to 10,000 shares of Common Stock for a term of seven years with five-year vesting was awarded to Mr. Grossman in connection with a change in his job responsibilities. Management does not presently intend to recommend to the Compensation Committee of the Board of Directors any further equity-based grants to a Company officer in fiscal 2007.

Salary and Bonus in Proportion to Total Compensation

In fiscal 2006, most of the compensation of the Company’s officers consisted of salary, in part because the payouts of non-equity incentive plan awards were well below target levels. See, Fiscal 2006 Grants of Plan-Based Awards — Estimated Future Payouts Under Non-Equity Incentive Plan Awards.

EMPLOYMENT ARRANGEMENTS WITH OFFICERS

There are Restated Employment Agreements between the Company and Raphael Benaroya, the Company’s Chairman of the Board, President and Chief Executive Officer (the “Benaroya Employment Agreement”), George R. Remeta, the Company’s Vice Chairman and Chief Administrative Officer (the “Remeta Employment Agreement”), and Kenneth P. Carroll, the Company’s Senior Vice President-General Counsel and Secretary (the “Carroll Employment Agreement” and, together with the Benaroya Employment Agreement and the Remeta Employment Agreement, the “Employment Agreements”), respectively.

As noted above (see Compensation Discussion and Analysis-Elements of Compensation-Severance Pay and Change of Control Agreements), the Employment Agreements were restated effective as of June 15, 2007. The

Employment Agreements were approved by the Board of Directors in executive session in the absence of Messrs. Benaroya and Remeta after having been recommended by the Compensation Committee of the Board of Directors. See also Compensation Discussion and Analysis-Roles, Responsibilities and Process-Process. In addition, concurrently with the execution of the Merger Agreement, Messrs. Benaroya, Remeta and Carroll entered into amendments to the Employment Agreements. These amendments are described in Item 3 — “Arrangements with Current Executive Officers of the Company — Executive Employment Agreements” of the Schedule 14D-9, which descriptions are incorporated into this document by reference, and are effective as of, and subject to, the completion of the Offer.

There are unwritten employment arrangements and written Severance Pay Agreements, dated December 22, 2006 (“Severance Pay Agreements”), between the Company and Paul D. McFarren, the Company’s Senior Vice President-Chief Information Officer, and Jon Grossman, the Company’s Vice President-Finance in fiscal 2006 (now the Vice President-Financial Planning and Analysis of United Retail Incorporated), respectively.

Provisions Common to All the Employment Agreements

Term: The term of all the Employment Agreements expires on September 3, 2011.

Office Location: All the Employment Agreements provide that the current office of the individual party shall not be relocated without his consent.

Non-Disparagement: All the Employment Agreements include a provision that neither party shall make any public statement disparaging the other.

Perquisites: All the Employment Agreements provide for the continuation of perquisites in accordance with past practice. The incremental cost to the Company of providing perquisites is reflected in the Fiscal 2006 Summary Compensation Table — All Other Compensation.

Disability: All the Employment Agreements provide for reimbursement by the Company of healthcare expenses incurred by the officer and his dependents at the time, if any, in the event of his permanent disability from the expiration of the extension of group benefits under COBRA until the fifth anniversary of the onset of permanent disability (“Post-Disability Healthcare Benefits”). See, also Post Employment Payments, Benefits and Perquisites for Officers — Death or Permanent Disability.

Benaroya Employment Agreement — Variable Provisions

Salary:  The Benaroya Employment Agreement provides for a base salary rate with an annual cost of living adjustment based on increases in the Consumer Price Index for All Urban Consumers in New York and Northern New Jersey published by the Bureau of Labor Statistics of the U.S. Department of Labor (“COLA”). The contractual rate of annual base pay under the Benaroya Employment Agreement was $736,620 in fiscal 2006 and increased to $760,929 in fiscal 2007 in accordance with the contractual COLA. However, Mr. Benaroya voluntarily drew base salary (a portion of which he contributed to the RSP and SRSP) with respect to fiscal 2006 at the lower rate shown in the Fiscal 2006 Summary Compensation Table — Salary. Pursuant to Mr. Benaroya’s existing employment agreement and as permitted by the Merger Agreement, Mr. Benaroya has elected, effective as of September 10, 2007, to draw the base salary at the existing contract level, which salary was voluntarily drawn at a lower rate prior to that date.

Incentive Compensation:  The Benaroya Employment Agreement provides an opportunity for additional cash compensation. See, Compensation Discussion and Analysis — Elements of Compensation — Non-Equity Plan Compensation (“IC”) and Fiscal 2006 Grants of Plan-Based Awards. The cash incentive compensation earned by Mr. Benaroya with respect to fiscal 2006 is shown in the Fiscal 2006 Summary Compensation Table — Non-Equity Incentive Plan Compensation.

Supplemental Benefits:  The Benaroya Employment Agreement provides for (i) Company-paid individual life insurance and disability insurance policies and (ii) participation in group benefits at levels higher than those generally available to salaried associates. The incremental cost to the Company of providing individual insurance policies and group benefits at levels higher than those generally available to salaried associates is reflected in the Fiscal 2006 Summary Compensation Table — All Other Compensation.

Tax Gross-Up:  The Benaroya Employment Agreement provides for reimbursement by the Company of the federal and state personal income taxes and related payroll taxes (a “Tax Gross-Up”) on the amount of the premium for the individual disability insurance policy referred to in the preceding paragraph. The amount of the Tax Gross-Up is reflected in the Fiscal 2006 Summary Compensation — All Other Compensation.

In connection with the Merger Agreement, Mr. Benaroya entered into an amendment to the Benaroya Employment Agreement. This amendment is described in Item 3 — “Past Contacts, Transactions, Negotiations and Agreements — Arrangements with the Current Executive Officers and Directors of the Company — Executive Employment Agreements” of the Schedule 14D-9 and is effective as of, and subject to, the completion of the Offer.

Remeta Employment Agreement — Variable Provisions

Salary:  The Remeta Employment Agreement provides for a base salary rate with a COLA in the total amount shown in the Fiscal 2006 Summary Compensation Table — Salary, which increased to an annual rate of $558,800 for fiscal 2007.

Incentive Compensation:  The Remeta Employment Agreement provides an opportunity for additional compensation. See, Fiscal 2006 Grants of Plan-Based Awards. The Incentive Compensation earned by Mr. Remeta with respect to fiscal 2006 is shown in the Fiscal 2006 Summary Compensation Table — Non-Equity Incentive Plan Compensation.

Supplemental Benefits:  The Remeta Employment Agreement provides for (i) Company-paid individual life insurance and disability insurance policies, and (ii) participation in group benefits at levels higher than those generally available to salaried associates. The incremental cost to the Company of providing individual insurance policies and group benefits at levels higher than those generally available to salaried associates is reflected in the Fiscal 2006 Summary Compensation Table — All Other Compensation.

Tax Gross-Up:  The Remeta Employment Agreement provides for a Tax Gross-Up on the amount of the premium for the individual disability insurance policy referred to in the preceding paragraph. The amount of the Tax Gross-Up is reflected in the Summary Compensation — All Other Compensation.

In connection with the Merger Agreement, Mr. Remeta entered into an amendment to the Remeta Employment Agreement. This amendment is described in Item 3 — “Past Contacts, Transactions, Negotiations and Agreements — Arrangements with the Current Executive Officers and Directors of the Company — Executive Employment Agreements” of the Schedule 14D-9 and is effective as of, and subject to, the completion of the Offer.

Carroll Employment Agreement- Variable Provisions

Salary:  The Carroll Employment Agreement provides for a base salary rate with a COLA in the total amount shown in the Fiscal 2006 Summary Compensation Table — Salary, which increased to an annual rate of $330,600 for fiscal 2007.

Incentive Compensation:  The Carroll Employment Agreement provides an opportunity for additional compensation. See, Fiscal 2006 Grants of Plan-Based Awards. The Incentive Compensation earned by Mr. Carroll with respect to fiscal 2006 is shown in the Fiscal 2006 Summary Compensation Table — Non-Equity Incentive Plan Compensation.

Supplemental Benefits:  The Carroll Employment Agreement provides for participation in group benefits at levels higher than those generally available to salaried associates. The incremental cost to the Company of providing group benefits at levels higher than those generally available to salaried associates is reflected in the Fiscal 2006 Summary Compensation Table — All Other Compensation.

In connection with the Merger Agreement, Mr. Carroll entered into an amendment to the Carroll Employment Agreement. This amendment is described in Item 3 — “Past Contacts, Transactions, Negotiations and

Agreements — Arrangements with the Current Executive Officers and Directors of the Company — Executive Employment Agreements” of the Schedule 14D-9 and is effective as of, and subject to, the completion of the Offer.

Unwritten Employment Arrangements With The Other Officers

Salary:  The employment arrangements with Messrs. McFarren and Grossman provide for a base salary rate in the respective amounts shown in the Fiscal 2006 Summary Compensation Table — Salary, which increased for fiscal 2007 to an annual rate of $330,000 for Mr. McFarren and of $192,000 for Mr. Grossman.

Incentive Compensation:  The employment arrangements with Messrs. McFarren and Grossman provide an opportunity for additional compensation. See, Fiscal 2006 Grants of Plan-Based Awards. The incentive compensation earned by Messrs. McFarren and Grossman, respectively, with respect to fiscal 2006 is shown in the Fiscal 2006 Summary Compensation Table — Non-Equity Incentive Plan Compensation.

Supplemental Benefits:  The employment arrangements with Messrs. McFarren and Grossman provide for participation in group benefits at levels higher than those generally available to salaried associates, the incremental cost of which to the Company is reflected in the Fiscal 2006 Summary Compensation Table — All Other Compensation.

“At Will” Employment:  The employment of Messrs. McFarren and Grossman is “at will” and may be terminated by the Company without cause, provided, however, that the Severance Pay Agreements provide for benefits upon termination of employment by the Company without cause. See, Post Employment Payments, Benefits and Perquisites for Officers — Termination By the Company Without Cause — Pay.

Perquisites:  The employment arrangements with Messrs. McFarren and Grossman provide for perquisites, the cost of which is reflected in the Fiscal 2006 Summary Compensation Table — All Other Compensation.

Outstanding Equity Awards At Fiscal 2006 Year-End

	Option Awards(2)
	Number of	Number of			Stock Awards
	Securities	Securities			Number of	Market Value
	Underlying	Underlying			Shares or	of Shares or
	Unexercised	Unexercised			Units of	Units of
	Options	Options	Option	Option	Stock That	Stock That
	(#)	(#)	Exercise	Expiration	Have Not	Have Not
Name and Principal Position(1)	Exercisable	Unexercisable(3)	Price	Date	Vested(4)	Vested

Raphael Benaroya,	200,000	-0-	$6.3125	02/16/2008	75,000	$1,087,500
Chief Executive Officer	162,000	-0-	$9.4000	05/31/2011
(Principal Executive Officer)		57,500	$16.3300	08/18/2013
George R. Remeta,	100,000	-0-	$6.3125	02/16/2008	50,000	$725,000
Chief Administrative Officer	100,000	-0-	$9.4000	05/31/2011
(Principal Financial Officer)		50,000	$16.3300	08/18/2013
Kenneth P. Carroll,		12,000	$1.8000	05/29/2013	10,000	$145,000
Senior Vice President —	-0-	25,000	$16.3300	08/18/2013
General Counsel
Paul D. McFarren,	-0-	4,000	$3.4500	08/15/2013	5,000	$72,500
Senior Vice President — Chief		2,000	$2.2500	02/27/2013
Information Officer		5,000	$16.3300	08/18/2013
Jon Grossman,	-0-	2,000	$2.2500	02/27/2013	2,500	$36,250
Vice President — Finance		5,000	$16.3300	08/18/2013

(1)	At fiscal 2006 year-end.

(2)	The Company does not maintain an equity incentive plan.

(3)	Stock options and stock appreciation rights to be settled in stock vest in five equal annual installments commencing on the first anniversary of the grant date.

(4)	Shares of restricted stock vest 20% on the third anniversary of the grant date, an additional 20% on the fourth anniversary and the remaining 60% on the fifth anniversary. The actual value realizable by the grantee with respect to a grant of restricted stock depends on the market value of the shares when he sells the shares following lapse of restrictions.

Option Exercises and Stock Vested In Fiscal 2006

	Option Awards
	Number of Shares	Value	Stock Awards
	Acquired on	Realized on	Number of Shares
Name and Principal Position(1)	Exercise	Exercise(2)	Acquired on Vesting

Raphael Benaroya, Chief Executive Officer	38,000	$217,360	-0-
(Principal Executive Officer)
George R. Remeta, Chief Administrative Officer	-0-	-0-	-0-
(Principal Financial Officer)
Kenneth P. Carroll, Senior Vice President —	161,000	$1,716,555	-0-
General Counsel
Paul D. McFarren, Senior Vice President —	19,000	$230,670	-0-
Chief Information Officer
Jon Grossman, Vice President — Finance	21,000	$222,935	-0-

(1)	At fiscal 2006 year-end.

(2)	Based on the closing price per share on the NASDAQ Global Market on the date of exercise.

2006 Nonqualified Deferred Compensation

				Aggregate	Aggregate
	Executive	Registrant	Aggregate	Withdrawals/	Balance at
Name and Principal Position(1)	Contributions(2)(3)	Contributions(2)(3)	Earnings(2)(4)	Distributions(2)	12/31/06(5)

Raphael Benaroya, Chief Executive Officer (Principal Executive Officer)	$36,524	$106,037	$390,807	-0-	$6,206,795
George R. Remeta, Chief Administrative Officer (Principal Financial Officer)	$25,650	$75,921	$24,064	-0-	$627,248
Kenneth P. Carroll, Senior Vice President — General Counsel	$12,765	$41,086	$2,547	-0-	$90,099
Paul D. McFarren, Senior Vice President — Chief Information Officer	$11,278	$5,639	$2,098	-0-	$47,517
Jon Grossman, Vice President — Finance	$5,507	$20,870	$(12,877)	-0-	$528,134

(1)	At fiscal 2006 year-end.

(2)	Amounts are for the year ended December 31, 2006, which is the plan year for the SRSP. The Company’s fiscal year ended February 3, 2007.

(3)	Reported in full as compensation in the Fiscal 2006 Summary Compensation Table.

(4)	The amounts reported as compensation in the Fiscal 2006 Summary Compensation Table excluded earnings on SRSP account balances, which are not guaranteed by the Company. See, Earnings.

(5)	Executive contributions and registrant contributions were reported as compensation in the Summary Compensation Table for previous years.

  Retirement Savings Plan

The Company sponsors a profit-sharing plan qualified under the Internal Revenue Code, the RSP, in which all associates who have completed one year of service are eligible to participate. Each participant is entitled to direct that a contribution up to 3% of his compensation, including salary and non-equity incentive plan payouts, be made under the RSP as a basic contribution that reduces his compensation under the Internal Revenue Code. (For Mr. Benaroya, the percentage is applied to his contractual rate of base salary, regardless of whether he voluntarily takes a lesser amount.) For each participant who makes a basic contribution, the Company makes a matching cash contribution equal to one-half of the basic contribution, provided, however, that in no event shall the matching contribution for a participant exceed certain maximum limits imposed by governmental regulations applicable to qualified plans. All contributions made by the Company vest incrementally after specified years of service with the Company. Participants may also direct that a contribution of up to an additional 22% of compensation be made but the Company does not make a matching contribution with respect thereto.

A participant may withdraw his vested account balance in the RSP in full after age 59 1/2.

Supplemental Retirement Savings Plan

The Company also sponsors a nonqualified SRSP (see, 2006 Nonqualified Deferred Compensation) for associates who meet minimum compensation thresholds, including the Company’s officers. Under the SRSP, the Company makes cash contributions equal to the amount of contributions that it otherwise would have made pursuant to the terms of the RSP but which were disallowed by governmental regulations.

The Company also makes cash retirement contributions, equal to 6% of the base salary (the contractual rate of annual base salary in the case of participants with an employment contract) and IC of each participant who earned $100,000 per annum or more and who was employed by the Company before 1993. Messrs. Benaroya, Remeta, Carroll and Grossman were the beneficiaries of this type of retirement contributions under the SRSP in fiscal 2006 and the 2006 Nonqualified Deferred Compensation Table includes them in total registrant contributions made. The Company made this type of retirement contributions under the SRSP because only these recipients were “grandfathered” as having been participants when this type of retirement contribution to the SRSP was discontinued.

The contributions reflected in the table of 2006 Nonqualified Deferred Compensation were made to the SRSP and do not include contributions made to the RSP.

A participant may withdraw his vested account balance in the SRSP in full in the event of termination of employment or (with respect to amounts earned and vested before 2005 only) net of a 10% forfeiture in the event of early withdrawal during employment.

SRSP assets are subject to claims by creditors of the Company even though they are held in a trust fund.

In connection with the Merger, the SRSP was amended as described in Item 3 — “Past Contacts, Transactions, Negotiations and Agreements — Arrangements with the Current Executive Officers and Directors of the Company — Supplemental Retirement Savings Plan” of the Schedule 14D-9.

Earnings

Participants in the RSP and SRSP direct the investment of their account balances, generally in mutual funds. They may also request the trustee to invest their account balances in individual listed stocks and bonds selected by them (Mr. Benaroya’s accounts include shares of Company Common Stock). The Company makes no guaranty and bears no market risk with respect to earnings on account balances.

Post Employment Payments, Benefits and Perquisites for Officers

Introduction

The Company has agreed to make certain payments and provide certain benefits and perquisites to the Company’s officers in the event of the termination of their employment with the Company in the future. The nature and amount of these compensation elements will differ depending on the circumstances of the termination, which is assumed in the following subsections to have occurred at the end of fiscal 2006 for illustrative purposes. (Also, for illustrative purposes, Company stock is valued in the following subsections at the closing price of $14.50 per share on the NASDAQ Global Market on the last trading day in fiscal 2006.)

Concurrently with the execution of the Merger Agreement, Messrs. Benaroya, Remeta and Carroll entered into amendments to their Employment Agreements with the Company. These amendments are described in Item 3 — “Past Contacts, Transactions, Negotiations and Agreements — Arrangements with the Current Executive Officers and Directors of the Company — Executive Employment Agreements” of the Schedule 14D-9, and are effective as of, and subject to, the completion of the Offer. The following discussion does not take these amendments into account.

Termination For Cause

Pay

In the event the Company terminates an officer’s employment for cause, he shall be entitled to receive accrued vacation pay in a lump sum.

Benefits

In the event the Company terminates an officer’s employment for cause, he shall be entitled for a period of three months to exercise all options to purchase Company Common Stock vested on the date of termination of employment. See, Outstanding Equity Awards At Fiscal 2006 Year-End — Option Awards — Number of Securities Underlying Unexercised Options — Exercisable.

Definitions of “Cause”

The term “cause” when used in this subsection and in the subsection captioned Termination By the Company Without Cause below shall have the particular meaning set forth in the Employment Agreement or Severance Pay Agreement, as the case may be, with the officer who is a party to it.

The Benaroya Employment Agreement defines the term “cause” as the occurrence of one or more of the following possible events:

•	he has willfully and continuously failed to perform his duties to the Company in any material respect

•	he has failed in any material respect to follow specific directions of the Board of Directors in the performance of his duties

•	he has demonstrated willful misconduct in the performance of his duties to the Company in any material respect and material economic harm to the Company has resulted

•	he has breached in any material respect the contractual covenants that restrict his hiring away Company associates, disclosing proprietary information of the Company for improper purposes and working for or investing in a competitor of the Company (see, Restrictive Covenants)

•	a court enters against him a judgment of conviction or plea of guilty for any felony that involves common law fraud, embezzlement, breach of duty as a fiduciary, willful dishonesty or moral turpitude, provided, however, that any felony an essential element of which is predicated on the operation of a vehicle shall be deemed not to involve moral turpitude

The Remeta Employment Agreement and the Carroll Employment Agreement contain definitions of the term “cause” that are similar to the definition in the Benaroya Employment Agreement. Failing in any material respect to follow specific directions of the Company’s Chief Executive Officer in the performance of his duties is an additional element of “cause” for Mr. Remeta and Mr. Carroll, respectively. Disbarment from the practice of law is an additional element of “cause” for Mr. Carroll.

Messrs. McFarren and Grossman are parties to Severance Pay Agreements with the Company, dated December 22, 2006, and as amended June 15, 2007 (the “Severance Pay Agreements”) that contain definitions of the term “cause” that are similar to the definition in the Remeta Employment Agreement.

Resignation Absent Change of Control of the Company

Pay

In the event an officer resigns from the Company’s employ except for an officer with an Employment Agreement who resigns after a change of control of the Company (see, Resignation After Change of Control of the Company) or as a result of breach of his Employment Agreement by the Company (see, Termination By the Company Without Cause), he shall be entitled to receive accrued vacation pay in a lump sum.

Benefits

In the event an officer resigns from the Company’s employ under the circumstances referred to in the preceding paragraph, he shall be entitled for a period of three months following termination to exercise all options to purchase Company Common Stock and SARs vested on the date of resignation. See, Outstanding Equity Awards At Fiscal 2006 Year-End — Option Awards — Number of Securities Underlying Unexercised Options — Exercisable.

Death or Permanent Disability

Life insurance policies cover officers while they are in the Company’s employ. Assuming base salaries at the rates as of February 3, 2007, the amounts of coverage are as follows:

Name	Insurance Proceeds

Raphael Benaroya	$6,948,000
George R. Remeta	$3,152,000
Kenneth P. Carroll	$640,000
Paul D. McFarren	$320,000
Jon Grossman	$380,000

The Company is the beneficiary of a $4 million “key man” life insurance policy on Mr. Benaroya in consideration of which the amount of life insurance payable to his designated beneficiaries, $6,948,000, is $4 million more than would otherwise be the case.

In the event an officer leaves the Company’s employ because of permanent disability, he would be entitled to six days’ sick pay directly from the Company at 100% pay, then six months’ disability benefits directly from the Company at 60% pay and then monthly disability benefits from insurance carriers, at percentages of base salary that vary based on the officer’s position, until he becomes eligible for full Social Security retirement benefits. Assuming that permanent disability commenced on February 3, 2007, benefits would be as follows:

				(b)	(c)
	Monthly	Months To	(a)	Uninsured	Insured
	Base	Social	Uninsured	Short Term	Long	Total
	Salary	Security	Sick	Disability	Term	Disability
	At	Retirement	Pay	Benefits	Disability	Benefits	Present
Name	2/3/07	Age	(6 days)	(6 months)	Benefits(1)	(a) + (b) + (c)	Value(2)

Raphael Benaroya	$52,083	81	$14,424	$187,499	$3,191,700	$3,393,623	$3,127,451
George R. Remeta	$44,833	100	$12,414	$161,399	$2,768,200	$2,942,013	$2,636,210
Kenneth P. Carroll	$26,667	15	$7,386	$96,000	$144,000	$247,386	$242,382
Paul D. McFarren	$26,667	285	$7,386	$96,000	$4,464,000	$4,567,386	$2,917,840
Jon Grossman	$15,833	207	$4,386	$57,000	$1,909,500	$1,970,886	$1,453,469

(1)	Excluding cost of living adjustments.

(2)	Total stated disability benefits plus estimated cost of living adjustments, all discounted at a short term (36 months or less) discount rate of 5.78% per annum and a mid-term discount rate of 5.44% per annum.

In addition, the Employment Agreements provide for Post-Disability Healthcare Benefits for five years. See, Employment Arrangements With Officers — Provisions Common to All the Employment Agreements — Disability. Assuming that a disabled executive officer has a single dependent, the Company estimates the present value* for

*  Based on (i) waived monthly premiums for COBRA coverage for 18 months, and (ii) for the next 42 months, for Messrs. Benaroya and Remeta, respectively, the premiums for an individual health insurance policy issued by Horizon Blue Cross/Blue Shield, and for Mr. Carroll, the premiums for Medicare coverage and private supplemental insurance, all discounted at a short term (36 months or less) discount rate of 5.78% per annum and a mid-term discount rate of 5.44% per annum. (Except for COBRA mandates to continue group healthcare benefits for a defined period, the Company has no post-employment obligations to other associates with respect to healthcare and has not adopted assumptions under FAS 106 with respect thereto.)

Post-Disability Healthcare Benefits for both beneficiaries, including the waiver of premiums for statutory COBRA coverage, would be $255,343 for each of Messrs. Benaroya and Remeta and $25,342 for Mr. Carroll.

In the event an officer dies or the Company terminates his employment due to his permanent disability, the officer’s estate or the officer himself, as the case may be, shall be entitled to:

•	receive accrued vacation pay in a lump sum

•	exercise for a period of one year all outstanding options to purchase Common Stock and SARs, whether or not then exercisable (see, Outstanding Equity Awards At Fiscal 2006 Year-End — Option Awards — Number of Securities Underlying Unexercised Options), which acceleration of exercisability at the end of fiscal 2006 would have a present value* of $20,032 for Mr. Carroll, $65,473 for Mr. McFarren and $23,743 for Mr. Grossman (Messrs. Benaroya and Remeta did not hold any unexercisable options at the end of fiscal 2006 and their SARs were “under water”)

•	remove the restrictions on the transfer of unvested shares of restricted stock pro rata based on the portion of the vesting period that preceded the date of termination of employment (see, Outstanding Equity Awards At Fiscal 2006 Year-End — Stock Awards — Number of Shares or Units of Stock That Have Not Vested), which at the end of fiscal 2006 would have resulted in early transfers having a present value* of $56,631 for Mr. Benaroya, $37,754 for Mr. Remeta, $7,551 for Mr. Carroll, $3,775 for Mr. McFarren and $1,888 for Mr. Grossman

•	receive pro rata incentive compensation for the season in which death occurs or permanent disability begins on the basis of the number of days worked and the operating results for the six-month merchandising season (however, no additional payment would be due in the event death or disability occurs at the very end of a season, which is our hypothetical example)

Termination By the Company Without Cause

Introduction

The Company provides post employment benefits to officers whose termination of employment takes place under the circumstances described under the caption “Pay” below.

Pay

Under the Employment Agreements with Messrs. Benaroya, Remeta and Carroll, respectively, if any of the following events shall occur:

•	the Company terminates the employment of the officer without cause (see, Termination For Cause — Definitions of “Cause”) except in the case of permanent disability

•	the officer resigns after the Company relocates his office without his prior written consent

•	the officer resigns after the Company unilaterally assigns him duties and responsibilities that are not commensurate with his position

•	the officer resigns after the Company reduces his base salary or incentive compensation opportunity

•	the officer resigns after the Company cuts back his benefits and perquisites in any material respect then the Company shall pay the officer full severance pay, subject to the Company’s right to cure a constructive termination within 15 days after receiving a letter of resignation. In the context of a change of control of the Company, the events listed above constitute a “double trigger” for entitlement to full severance pay. (Severance pay remains the same regardless of whether termination without cause occurs in connection with a change of control of the Company or otherwise.) Further, Mr. Benaroya shall be entitled to resign and obtain full severance pay in the

*  The present value assumes an interest rate of 5.07% per annum, a short term (36 months or less) discount rate of 5.78% per annum and a mid-term discount rate of 5.44% per annum.

event that any person other than Mr. Benaroya is elected Chairman or Co-Chairman of the Board of Directors without his affirmative vote.

Full severance pay under the Benaroya Employment Agreement is a lump sum equal to the product of three times the sum of (i) his contractual annual rate of base salary immediately prior to termination of employment, plus (ii) 60% of that base salary (representing half of the maximum payout percentage under his Incentive Compensation Award Agreement under the 2006 Plan), plus (iii) $20,000, which would have amounted to a total payment of $3,597,600 at fiscal 2006 year-end. Full severance pay under the Remeta Employment Agreement is a lump sum equal to the product of three times the sum of (i) his contractual annual rate of base salary immediately prior to termination of employment, plus (ii) 50% of that base salary (representing half of the maximum payout percentage under his Incentive Compensation Award Agreement), plus (ii) $4,000, which would have amounted to a total payment of $2,433,000 at fiscal 2006 year-end.

Full severance pay under the Carroll Employment Agreement is a lump sum equal to the product of three times the sum of (i) his contractual annual rate of base salary immediately prior to termination of employment, plus (ii) 40% of that base salary (representing half of the maximum payout percentage under his Incentive Compensation Award Agreement), which would have amounted to a total payment of $1,344,000 at fiscal 2006 year-end.

Severance pay under the Employment Agreements is not offset by any compensation from other employment subsequently obtained by the officer. Severance pay would be delayed for six months under certain circumstances; interest would accrue on the severance pay amounts during any such delay.

Under the respective Severance Pay Agreements, if the Company terminates the employment of Mr. McFarren or Mr. Grossman without cause except in the case of permanent disability or he resigns after his base salary, incentive compensation opportunity or group benefits are materially reduced by the Company, then the Company shall pay him severance pay. Under the Severance Pay Agreements, severance pay is equivalent to 26 weeks’ base pay plus an additional week’s base pay for each full year of service in excess of 10 years of service as of the date of termination of employment but in no event more than a total of 52 weeks’ base pay. At fiscal 2006 year-end, severance pay would have amounted to a total of $160,000 for Mr. McFarren payable in 26 weekly installments and a total of $142,500 for Mr. Grossman payable in 39 weekly installments, in each case commencing four weeks after termination. However, there would be set off against each weekly installment payment all compensation that the officer obtained during the previous week from a successor employer. The severance pay would be delayed for six months under certain circumstances; any amounts otherwise payable during such six-month period would be payable (without interest) in a lump sum on the six-month anniversary of the employment termination.

Benefits and Perquisites

In the event severance pay is payable under the Employment Agreements with Messrs. Benaroya, Remeta and Carroll, respectively, the recipient will be entitled to the same benefits and perquisites referred to under the caption Resignation After Change of Control of the Company — Benefits and Perquisites.

In the event severance pay is payable under the Severance Pay Agreements with Messrs. McFarren and Grossman, respectively, he will be entitled to receive accrued vacation pay in a lump sum and six monthly payments (not material in amount) equal to (i) the excess of the monthly premium for a converted individual life insurance policy over the premium previously paid for his group life insurance, plus (ii) the excess of the monthly premium for health benefits under COBRA over the payroll withholding previously paid for group health benefits.

Section 280G Excise Tax Reimbursement and Income Tax Gross-Up

The Employment Agreements provide for the Company to reimburse the officer for any excise tax he is required to pay pursuant to Section 280G of the Code and for any taxes with respect to such reimbursement. Using the estimates of costs of the other benefits and perquisites referred to under the caption Resignation After Change of Control of the Company-Benefits and Perquisites, the Company estimates* that the reimbursement of excise taxes

* Assuming (i) the highest marginal tax rates with New Jersey as the place of residence and (ii) termination of employment at fiscal 2006 year-end.

and gross-up for Personal Income Taxes (as defined below) would total $2,435,779 for Mr. Benaroya and $1,656,370 for Mr. Remeta. Mr. Carroll would not incur an excise tax because the amount payable to him is less than his “safe harbor” amount under the Code as a result, among other transactions, of stock option exercises and related sales of Company stock. See, Option Exercises and Stock Vested in Fiscal 2006 — Option Awards.

See, also, Acceleration of Vesting of Equity-Based Compensation Awards During Employment.

Resignation After Change of Control of the Company

Introduction

Corporate officers often look to severance agreements to provide them protection for lost professional opportunities in the event of a change of control of their employer. Consequently, they may assign significant value to severance agreements.

In 2006 and again on June 15, 2007, the Board of Directors, upon the recommendation of the Compensation Committee, approved the continuation of the following agreements intended to motivate Company officers to remain in the Company’s employ both under ordinary circumstances and in the sensitive time when a transaction to change the control of the Company might be pending.

Severance

The Benaroya Employment Agreement permits Mr. Benaroya to resign from the Company’s employ within 10 business days after first receiving written notice of a change of control of the Company (see, Definition of Change of Control of the Company) and obtain reduced severance pay of a lump sum equal to the product of three times the sum of (i) his contractual annual rate of base salary immediately prior to his resignation, plus (ii) $20,000, which would have amounted to a total payment of $2,271,000 at fiscal 2006 year-end.

If the Chief Executive Officer leaves the Company’s employ under any circumstances within 90 days after a change of control of the Company, the Remeta Employment Agreement and the Carroll Employment Agreement permit them to resign from the Company’s employ within 10 business days. If Mr. Remeta resigns under these circumstances, he is entitled to receive reduced severance pay of a lump sum equal to the product of three times the sum of (i) his contractual annual rate of base salary immediately prior to his resignation, plus (ii) $4,000, which would have amounted to a total payment of $1,626,000 at fiscal 2006 year-end. If Mr. Carroll resigns under these circumstances, he is entitled to receive reduced severance pay of a lump sum of three times his contractual annual rate of base pay immediately prior to his resignation, which would have amounted to a total payment of $960,000 at fiscal 2006 year-end.

Benefits and Perquisites

In the event Messrs. Benaroya, Remeta and Carroll, respectively, resign after a change of control of the Company in compliance with the terms described above under the caption Severance, they will be entitled under the Employment Agreements to:

•	receive accrued vacation pay in a lump sum

•	exercise all outstanding options to purchase Company Common Stock and SARs whether or not then exercisable (see, Outstanding Equity Awards At Fiscal 2006 Year-End — Option Awards — Number of Securities Underlying Unexercised Options), which acceleration of exercisability at the end of fiscal 2006 would have a present value* of $20,032 for Mr. Carroll (Messrs. Benaroya and Remeta did not hold any unexercisable options at the end of fiscal 2006 and their SARs were “under water”)

•	remove the restrictions on the transfer of unvested shares of restricted stock (see, Outstanding Equity Awards At Fiscal 2006 Year-End — Stock Awards — Number of Shares or Units of Stock That Have Not Vested), which at the end of fiscal 2006 would have resulted in early transfers having a present value* of $679,569 for Mr. Benaroya, $453,046 for Mr. Remeta and $90,608 for Mr. Carroll

* The present value assumes an interest rate of 5.07% per annum, a short term (36 months or less) discount rate of 5.78% per annum and a mid-term discount rate of 5.44% per annum.

•	exclusive use of an assigned Company-owned auto for three years after leaving the Company’s employ, which the Company estimates would cost a total over the three-year period of $66,024 for Mr. Benaroya, $51,300 for Mr. Remeta and $51,300 for Mr. Carroll*

•	receive statutory COBRA health insurance benefits, including supplemental preventive medicine services, for him and his dependents, if any, at Company expense until the COBRA benefits expire and, thereafter, equivalent reimbursement of healthcare expenses directly by the Company through the remainder, if any, of the term of his Employment Agreement (shortened, by amendment during 2007, to the period ending on the fourth anniversary of the employment termination), for which, assuming coverage of the officer and a single dependent, including the waiver of premiums for statutory COBRA benefits, the Company estimates the present value** (determined without regard to the 2007 amendment) would be $232,101 for each of Mr. Benaroya and Mr. Remeta and $24,071 for Mr. Carroll

•	convert his group life insurance to individual coverage at the Company’s expense through the remainder of the term of his Employment Agreement (shortened, by amendment during 2007, to the period ending on the fourth anniversary of the employment termination), which over that period (determined without regard to the 2007 amendment) would cost a total of $63,996 for Mr. Benaroya, $57,696 for Mr. Remeta and $36,036 for Mr. Carroll based on their ages at fiscal 2006 year-end (these amounts were not discounted to present value because the amount of the discounts would not be material)

•	receive a lump sum reimbursement of the amount of federal and state income taxes and related payroll taxes (“Personal Income Taxes”) with respect to the payments referred to in the two preceding bullet points, in the respective amounts*** of $246,404 for Mr. Benaroya, $241,161 for Mr. Remeta and $50,019 for Mr. Carroll

Further, after a resignation under the foregoing circumstances, Messrs. Benaroya and Remeta, respectively, will be entitled to have the Company continue to pay for an individual life insurance policy with coverage of $4,880,000 for Mr. Benaroya and $1,320,000 for Mr. Remeta for the remainder of the term of his Employment Agreement (shortened, by amendment during 2007, to the period ending on the fourth anniversary of the employment termination), which would cost a total over that period (determined without regard to the 2007 amendment) of $127,946 for Mr. Benaroya and $39,942 for Mr. Remeta based on their ages at fiscal 2006 year-end (these amounts were not discounted to present value because the amount of the discounts would not be material).

Section 280G Excise Tax Reimbursement and Income Tax Gross-Up

The Employment Agreements provide for the Company to reimburse the officer for any excise tax he is required to pay pursuant to Section 280G of the Internal Revenue Code and for any taxes with respect to such reimbursement. Using the estimates of costs of the benefits and perquisites referred to in the preceding paragraphs, the Company estimates*** that the reimbursement of excise taxes and gross-up for Personal Income Taxes would total $1,668,514 for Mr. Benaroya, and $1,189,626 for Mr. Remeta. Mr. Carroll would not incur an excise tax

* Based on depreciation on the Company-owned autos that Messrs. Benaroya and Carroll, respectively, used for both business and personal travel at fiscal 2006 year-end and on the established allowance for lease rentals by the Company for an auto to be used by Mr. Remeta (these amounts were not discounted to present value because the amount of the discounts would not be material).
** Based on the present value of (i) waived monthly premiums for COBRA coverage for 18 months, and (ii) for the next 42 months, for Messrs. Benaroya and Remeta, respectively, the premiums for an individual health insurance policy issued by Horizon Blue Cross/Blue Shield and for Mr. Carroll the premiums for Medicare coverage and private supplemental insurance. The present value assumes inflation in premiums of 4.08% per annum, a short term (36 months or less) discount rate of 5.78% per annum and a mid-term discount rate of 5.44% per annum. Except for COBRA mandates to continue group healthcare benefits for a defined period, the Company has no post-employment obligations to other associates with respect to healthcare and has not adopted assumptions under FAS 106 with respect thereto.
*** Assuming (i) the highest marginal tax rates with New Jersey as the place of residence, and (ii) termination of employment at fiscal 2006 year-end. See also, Acceleration of Vesting of Equity-Based Compensation Awards During Employment.

because the amount payable to him is less than his “safe harbor” amount under the Internal Revenue Code as a result, among other transactions, of stock option exercises and related sales of Company stock. See, Option Exercises and Stock Vested in Fiscal 2006 — Option Awards).

See, also, Acceleration of Vesting of Equity-Based Compensation Awards During Employment.

Definition of “Change of Control of the Company”

The Benaroya Employment Agreement includes a “single trigger” for benefits available upon a change of control of the Company. Change of control means one or more of the following events:

•	any person or group acquires Company stock if, after such acquisition, the person or group is the beneficial owner of 30% or more of the outstanding stock but excluding, among other acquisitions, any acquisition by Mr. Benaroya, his spouse, any descendant of his parents, the spouse of any such descendant or the estate of any of the foregoing or any other person who acts in concert with Mr. Benaroya

•	the Company merges or consolidates with another corporation or transfers in a single transaction or in a related series of transactions substantially all of the assets of the Company unless Mr. Benaroya sends the Company a written consent to the transaction beforehand

•	the incumbent members of the Board of Directors cease for any reason to constitute at least a majority of the Board of Directors, provided that any individual becoming a director whose election, or nomination for election by the Company’s stockholders, was approved by vote of a majority of the directors at the time shall be considered to be an incumbent director but excluding for this purpose any such individual whose initial election is in connection with an actual or threatened election contest relating to the election of directors

If the Chief Executive Officer leaves the Company’s employ under any circumstances within 90 days after a change of control of the Company, the Remeta Employment Agreement and the Carroll Employment Agreement permit them to resign from the Company’s employ within 10 business days and obtain pay, benefits and perquisites as outlined above.

Restrictive Covenants

The Employment Agreements with Messrs. Benaroya, Remeta and Carroll contain covenants that they will not hire any Company associate away from its employ, disclose any proprietary information of the Company for any unauthorized purpose, work for any competitor of the Company (removed from Mr. Carroll’s Employment Agreement by amendment during 2007) or invest in any competitor of the Company, provided, however, that investments in not more than 3% of the voting securities of any company whose stock is listed on a stock exchange or in the over-the-counter market is permissible. These covenants apply during the contract term, that is, until September 3, 2011, and thereafter for periods ranging from 18 months to 36 months. Further, the Employment Agreements provide that the officers will never publicly disparage the Company.

The Severance Pay Agreements with Messrs. McFarren and Grossman contain covenants that they will not hire any Company associate away from its employ, disclose any proprietary information of the Company for any unauthorized purpose or publicly disparage the Company. These covenants apply during employment and for 12 months thereafter.

Acceleration of Vesting of Equity-Based Compensation Awards During Employment

2006 Plan

Even though grantees remain in the Company’s employ, the 2006 Plan provides for acceleration of benefits upon the earliest to occur of:

•	the date that any one person or group acquires ownership of stock of the Company that, together with stock already held by such person or group, constitutes more than 50 percent of the total fair market value or total voting power of the stock of the Company

•	the date that any one person or group acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or group) ownership of stock of the Company possessing 35 percent or more of the total voting power of the stock of the Company

•	the date that any one person or group acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or group) assets from the Company that have a total gross fair market value equal to or more than 40 percent of the total gross fair market value of all of the consolidated assets of the Company immediately prior to such acquisition or acquisitions

•	a majority of members of the Board of Directors being replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board of Directors prior to the date of the appointment or election

After any change described in the preceding paragraph occurs:

•	all outstanding SARs, whether or not then exercisable, shall be exercisable (however, at the end of fiscal 2006, the SARs held by the officers of the Company were “under water”)

•	the restrictions on the transfer of unvested shares of restricted stock (see, Outstanding Equity Awards At Fiscal 2006 Year-End — Stock Awards — Number of Shares or Units of Stock That Have Not Vested) shall be removed, which at the end of fiscal 2006 would have resulted in early transfers having a present value* of $679,569 for Mr. Benaroya, $453,046 for Mr. Remeta, $90,608 for Mr. Carroll, $45,305 for Mr. McFarren and $22,652 for Mr. Grossman

•	maximum Incentive Compensation shall be paid for the season in which the change occurs (the maximum Incentive Compensation payout would have been $442,200 for Mr. Benaroya, $269,000 for Mr. Remeta, $128,000 for Mr. Carroll, $96,000 for Mr. McFarren and $47,500 for Mr. Grossman, based on fiscal 2006 base salary levels) unless the terms of the Award Agreement between the Company and the grantee provide that the amount of Incentive Compensation shall not be affected by any change described in the preceding paragraph

Earlier Stock Option Plans

Certain stock options issued under the stock option plans that preceded the 2006 Plan remain outstanding. Even though grantees remain in the Company’s employ, these earlier plans provide for acceleration of vesting of stock options upon the occurrence of one or more of the following events:

•	any person or group acquires Company stock if, after such acquisition, the person or group is the beneficial owner of 20% or more of the outstanding stock but excluding, among other acquisitions, any acquisition by Mr. Benaroya

•	the Company merges or consolidates with another corporation or transfers in a single transaction or in a related series of transactions substantially all of the assets of the Company unless the Board of Directors indicates beforehand that a change of control of the Company is not involved

•	the incumbent members of the Board of Directors cease for any reason to constitute at least a majority of the Board of Directors, provided that any individual becoming a director whose election, or nomination for election by the Company’s stockholders, was approved by vote of a majority of the directors at the time shall be considered to be an incumbent director but excluding for this purpose any such individual whose initial election is in connection with an actual or threatened election contest relating to the election of directors

After any change described in the preceding paragraph occurs, all outstanding stock options will be exercisable (see, Outstanding Equity Awards At Fiscal 2006 Year-End — Option Awards — Number of Securities Underlying

* The present value assumes an interest rate of 5.07% per annum, a short term (36 months or less) discount rate of 5.78% per annum and a mid-term discount rate of 5.44% per annum.

Unexercised Options), which acceleration of vesting at the end of fiscal 2006 would have a present value* of $20,032 for Mr. Carroll, $65,473 for Mr. McFarren and $23,743 for Mr. Grossman. (Messrs. Benaroya and Remeta did not hold any unexercisable options at the end of fiscal 2006.)

Compensation Committee Interlocks and Insider Participation

The Board of Directors has determined that the members of the Compensation Committee are independent, as that term is defined in the Rule 4200(a)(15) of the NASDAQ Manual. Additionally, each member of the Compensation Committee is an “outside director” within the meaning of Section 162(m) of the Internal Revenue Code and a “non-employee director” with the meaning of Rule 16b-3(b)(3)(i) of the Exchange Act. No member of the Compensation Committee was an employee or former employee of our company or any of our subsidiaries, or had any relationship requiring disclosure pursuant to Item 404 of Regulation S-K promulgated by the SEC. During fiscal 2007, none of our executive officers served as: (i) a member of the Compensation Committee (or other committee of the Board of Directors performing equivalent functions or, in the absence of any such committee, the entire Board of Directors) of another entity, one of whose executive officers served on our Compensation Committee; (ii) a director of another entity, one of whose executive officers served on our Compensation Committee; or (iii) a member of the compensation committee (or other committee of the board of directors performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a director on our Board of Directors.

COMPENSATION COMMITTEE REPORT

To the stockholders:

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and, based on the review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company’s Annual Report on Form 10-K for the year ended February 3, 2007 that has been filed with the Securities and Exchange Commission and the Company’s proxy statement in connection with the 2007 Annual Meeting of Stockholders.

Dated:  May 17, 2007 Respectfully Submitted,
COMPENSATION COMMITTEE
Joseph Ciechanover, Chairman
Michael Goldstein
Vincent P. Langone

The information in the Compensation Committee Report shall not be deemed to be “soliciting material,” or to be “filed” with the Securities and Exchange Commission or subject to Regulation 14A or to the liabilities of Section 18 of the Exchange Act.

Fiscal 2006 Director Compensation

	Fees Earned or	Option	All Other
Name	Paid in Cash	Awards(1)	Compensation(2)	Total

Joseph A. Alutto	$79,000	$17,771	$37,342	$134,113
Joseph Ciechanover	$73,000	$17,771	$63,804	$154,575
Ross B. Glickman	$26,000	$7,573	$12,407	$45,980
Michael Goldstein	$65,000	$17,771	$37,342	$120,113
Ilan Kaufthal	$55,000	$17,771	$37,342	$110,113
Vincent P. Langone	$52,000	$17,771	$37,342	$107,113
Richard W. Rubenstein	$56,000	$17,771	$37,342	$111,113

* The present value assumes an interest rate of 5.07% per annum, a short term (36 months or less) discount rate of 5.78% per annum and a mid-term discount rate of 5.44% per annum.

(1)	This column represents the dollar amount recognized for financial statement reporting purposes with respect to fiscal 2006 for the fair value of stock options granted in fiscal 2006, as well as prior fiscal years. The fair value was estimated using the Black-Scholes option-pricing model in accordance with SFAS 123R. The assumptions made in the valuation are set forth in note 12, Share Based Compensation, to the Company’s financial statements contained in the Annual Report on Form 10-K for fiscal year 2006 (except that the impact of expected forfeitures has been excluded from this table). The aggregate number of stock options outstanding at fiscal 2006 year-end was 38,000 for Mr. Alutto, 20,600 for Mr. Ciechanover, 5,000 for Mr. Glickman, 32,000 for Mr. Goldstein, 35,000 for Mr. Kaufthal, 38,000 for Mr. Langone and 52,000 for Mr. Rubenstein. The grant date fair value of the stock option granted to each nonmanagement Director in fiscal 2006 was $8.75 computed in accordance with FAS 123R. No stock awards or non-equity incentive plan compensation awards were granted to non-management directors.

(2)	This column represents the dollar amount recognized for financial statement reporting purposes with respect to fiscal 2006 for the fair value of stock appreciation rights to be settled in cash (“Cash SARs”) granted in fiscal 2006 as well as prior fiscal years, in accordance with SFAS 123R.

In fiscal 2006, each director not employed by the Company received a $2,000 quarterly retainer, $4,000 for each Board of Directors meeting that he attended and $1,000 for each day on which he attended one or more committee meetings. Also, a director received an extra $1,000 if he chaired a committee meeting.

SECURITY OWNERSHIP OF MANAGEMENT

The following table sets forth, as of September 24, 2007, certain information with respect to the beneficial ownership of shares of Common Stock of the Chief Executive Officer (Principal Executive Officer) of the Company, the four other officers of the Company in fiscal 2006, who include the Chief Administrative Officer (Principal Financial Officer), each incumbent Director and all executive officers of the Company and its subsidiaries and directors as a group, and their percentage ownership. Except as noted below, each of the persons listed has sole investment and voting power with respect to the shares indicated. All information was determined in accordance with Rule 13d-3 under the Exchange Act based on information furnished by the persons listed and giving effect to stock options and stock appreciation rights settled in stock (“SARs”) that will be exercisable as of November 23, 2007, assuming none are exercised before then, and shares of restricted stock that are subject to future satisfaction of a vesting schedule. (The number of shares included with respect to SARs is the number of shares on which appreciation in market value is measured.)

	Amount of	Percent of
	Beneficial	Outstanding
Name of Beneficial Owner or Identity of Group	Ownership	Shares(16)

Raphael Benaroya(1)(2)	2,527,375	17.6%
George R. Remeta(3)	160,000	1.1%
Kenneth P. Carroll(4)	21,000	*
Paul D. McFarren(5)	9,000	*
Jon Grossman(6)	3,500	*
Joseph A. Alutto(7)	41,140	*
Joseph Ciechanover(8)	19,750	*
Ross B. Glickman(9)	1,250	*
Michael Goldstein(10)	26,750	*
Ilan Kaufthal(7)(11)	146,250	1.0%
Vincent P. Langone(7)(12)	64,250	*
Richard W. Rubenstein(13)	42,450	*
John J. O’Connell III(14)	2,000	*
All Officers of the Company and its subsidiaries and directors of the Company as a group (27 persons)(15)	3,258,652	22.1%

(1)	Chief Executive Officer (Principal Executive Officer); includes 362,000 shares which may be acquired by the exercise of stock options, SARs with respect to 11,500 shares and 75,000 shares of restricted stock. Mr. Benaroya has the sole right to vote and dispose of the outstanding shares, except that 1,745,147 shares are pledged to secure repayment of margin loans from a stock broker and 75,000 other shares are subject to future satisfaction of a vesting schedule. Excludes 279,870 shares that are held by the trustee of the SRSP and voted by an administrative committee of Company personnel and 10,000 shares held by a private charitable foundation, as to which he disclaims beneficial ownership.

(2)	Pursuant to the Tender Agreement between Mr. Benaroya, the Company, Redcats and Merger Sub, dated as of September 10, 2007, Mr. Benaroya has agreed to tender shares of the Common Stock owned by him in the Offer (other than shares underlying options, shares of restricted stock and shares held in accounts under the Company’s Retirement Savings Plan and SRSP).

(3)	Chief Administrative Officer (Principal Financial Officer); consists of 100,000 shares which may be acquired by the exercise of stock options, SARs with respect to 10,000 shares and 50,000 shares of restricted stock.

(4)	Senior Vice President-General Counsel; consists of 6,000 shares which may be acquired by the exercise of stock options, SARs with respect to 5,000 shares and 10,000 shares of restricted stock.

(5)	Senior Vice President-Chief Information Officer; consists of 3,000 shares which may be acquired by the exercise of stock options, SARs with respect to 1,000 shares and 5,000 shares of restricted stock.

(6)	Vice President-Finance until June 11, 2007; consists of SARs with respect to 1,000 shares and 2,500 shares of restricted stock.

(7)	Includes 25,250 shares which may be acquired by the exercise of stock options.

(8)	Includes 10,850 shares which may be acquired by the exercise of stock options.

(9)	Consists of 1,250 shares which may be acquired by the exercise of stock options.

(10)	Includes 22,250 shares which may be acquired upon the exercise of stock options.

(11)	The outstanding shares are held jointly with his wife. Excludes shares held by Bear Stearns & Co., Inc., of which Mr. Kaufthal is a Vice Chairman, and as to which he disclaims beneficial ownership, and 5,000 shares held by a private charitable foundation, as to which he disclaims beneficial ownership.

(12)	Also includes 400 shares held by a partnership, as to which he disclaims beneficial ownership.

(13)	Includes 42,250 shares which may be acquired by the exercise of stock options.

(14)	Vice President-Finance since June 11, 2007; consists of 2,000 shares which may be acquired upon the exercise of stock options.

(15)	Includes 723,350 shares which may be acquired by the exercise of stock options and SARs with respect to 40,500 shares.

(16)	Based on a number of outstanding shares that includes 279,870 shares that are held by the trustee of the SRSP and voted by an administrative committee of Company personnel.

*	Less than 0.95%.

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS

The following table sets forth, as of September 24, 2007, the beneficial ownership of shares of Common Stock of Raphael Benaroya, the Chief Executive Officer (Principal Executive Officer) of the Company, and the other persons known to the Company to be the beneficial owners of more than 5% of the outstanding shares. The information with respect to Mr. Benaroya was determined in accordance with Rule 13d-3 under the Exchange Act giving effect to stock options and SARs that will be exercisable as of November 23, 2007, assuming none are exercised before then, and shares of restricted stock that are subject to future satisfaction of a vesting schedule. (The number of shares included with respect to SARs is the number of shares on which appreciation in market value is measured.) Ownership information is based on the most recent disclosures filed with the EDGAR database of the U.S. Securities and Exchange Commission by stockholders and posted on the Company’s EDGAR webpage.

	Amount of	Percent of
	Beneficial	Outstanding
Name of Beneficial Owner	Ownership	Shares(5)

Raphael Benaroya(1)(2)	2,527,375	17.6%
Eric Rosenfeld(3)	1,611,075	11.5%
Systematic Financial Management, L.P.(4)	1,195,880	8.6%

(1)	Includes 362,000 shares which may be acquired by the exercise of stock options, SARs with respect to 11,500 shares and 75,000 shares of restricted stock. Mr. Benaroya has the sole right to vote and dispose of the outstanding shares, except that 1,745,147 shares are pledged to secure repayment of margin loans from a stock broker and 75,000 other shares are subject to future satisfaction of a vesting schedule. Excludes 279,870 shares that are held by the trustee of the SRSP and voted by an administrative committee of Company personnel and 10,000 shares held by a private charitable foundation, as to which he disclaims beneficial ownership.

(2)	Pursuant to the Tender Agreement between Mr. Benaroya, the Company, Redcats and Merger Sub, dated as of September 10, 2007, Mr. Benaroya has agreed to tender shares of the Common Stock owned by him in the Offer (other than shares underlying options, shares of restricted stock and shares held in accounts under the Company’s Retirement Savings Plan and SRSP).

(3)	10 East 53rd Street, 35th Floor, New York, NY 10022. Mr. Rosenfeld has the sole right to vote and dispose of these shares on behalf of certain limited partnerships.

(4)	300 Frank W. Burr Blvd., Glenpoint East, 7th Floor, Teaneck, NJ 07666. Systematic Financial Management, L.P. is an investment advisor with the sole right to dispose of these shares and the sole right to vote 524,800 of these shares.

(5)	Based on a number of outstanding shares that includes 279,870 shares that are held by the trustee of the SRSP and voted by an administrative committee of Company personnel.

The Board of Directors has determined that the members of the Audit Committee are independent, as that term is defined in Rules 4200(a)(15) and 4350(d)(2)(A) of the NASDAQ Manual and Rule 10A-3(b)(1)(ii) under the Exchange Act.

AUDIT COMMITTEE REPORT

To the stockholders:

Pursuant to the provisions of its Restated Charter (the “Charter,” which is posted under the “Corporate Governance” tab of the Company’s website at unitedretail.com), the Audit Committee of the Board of Directors (the “Committee”) took the following actions, among others, with respect to fiscal 2006:

(a) The Committee reviewed the Company’s audited consolidated financial statements and discussed them with management, who represented that they were prepared in accordance with generally accepted accounting principles.

(b) The Committee discussed with the Company’s independent registered public accounting firm the matters required to be discussed by Statement of Auditing Standards No. 61 (Communication With Audit Committees) (Codification of Statements on Auditing Standards, AU 380).

(c) The Committee received the written disclosures and the letter required by Independence Standards Board of Directors Standard No. 1 (Independence Discussions with Audit Committees) from the independent registered public accounting firm. The Audit Committee also discussed their independence with the independent registered public accounting firm.

Based on the foregoing financial statement review, management representation, and auditor disclosures and discussions, and subject to the limitations of the Committee’s role and responsibilities referred to in the Charter, the Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company’s Annual Report on Form 10-K that has been filed with the Securities and Exchange Commission and included as part of the Company’s Annual Report to Stockholders.

Dated: May 17, 2007 Respectfully Submitted,
AUDIT COMMITTEE
Joseph A. Alutto, Chairman
Joseph Ciechanover
Michael Goldstein

The information in the Audit Committee Report shall not be deemed to be “soliciting material,” or to be “filed” with the Commission or subject to Regulation 14A or to the liabilities of Section 18 of the Exchange Act.

TRANSACTIONS WITH RELATED PERSONS

The Restated Charter of the Audit Committee, which is posted under the “Corporate Governance” tab of the Company’s website at unitedretail.com, provides for the Committee’s review of all transactions with parties related to the Company required to be disclosed by Item 404(a) of Regulation S-K under the Exchange Act.

Further, the Company’s Associates Code of Business Ethics provides that all such transactions involving associates employed by the Company are subject to review by the Audit Committee, whose affirmative approval or ratification will be required. The Company’s Associates Code of Business Ethics has been filed with the SEC as Exhibit No. 14 to the Company’s Quarterly Report on Form 10-Q for the period ended October 28, 2006 and is available online at www.sec.gov.

The Committee’s process includes an annual review of questionnaires completed by all directors and all officers of the Company and its subsidiaries with regard to such transactions. The Committee’s review of such transactions will include, among other things, compliance with applicable laws and regulations, including the NASDAQ Global Market rules, and the relevant circumstances.

CERTAIN TRANSACTIONS

The Company is required to bear the expenses of registering outstanding shares of Common Stock under the Securities Act of 1933 (the “Securities Act”) for resale as follows. Raphael Benaroya, the Chairman of the Board of Directors, President and Chief Executive Officer of the Company, and the Company are among the parties to the Restated Stockholders’ Agreement, dated December 23, 1992 (as amended, the “Stockholders’ Agreement”). Pursuant to the Stockholders’ Agreement, Mr. Benaroya has the right (the “Demand Registration Right”) to require the Company to prepare and file a registration statement under the Securities Act with respect to an offering of not more than 2,687,500 shares of Common Stock. Further, in the event that the Company proposes to register any of its securities under the Securities Act for its own account (subject to certain exceptions), or pursuant to the exercise of the Demand Registration Right, the other parties to the Stockholders’ Agreement, including George R. Remeta, the Vice Chairman and Chief Administrative Officer of the Company, and certain other stockholders, are entitled to include shares in such registration, subject to the right of the underwriters of any such offering to limit the number of shares included in such registration.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Directors of the Company, principal stockholders of the Company, officers of the Company and executive officers of its subsidiaries have a personal responsibility to file with the SEC Statements of Changes in Beneficial Ownership with respect to the Company’s Common Stock, designated as Form 4s. The Form 4s are required to be filed, with certain exceptions, if a reporting person acquires or disposes of beneficial ownership of shares of Common Stock. Transactions not included on a Form 4, either pursuant to an exemption under the rules or through inadvertence, are required to be reported after the end of the fiscal year on Annual Statements of Changes in Beneficial Ownership, designated as Form 5s.

The Form 4s and Form 5s filed with respect to transactions in fiscal 2006 disclose certain late filings. In fiscal 2006, an executive officer of United Retail Incorporated, Ellen Demaio, made late filings of three Form 4s with respect to 14 transactions for the sale of a total of 19,000 shares of Company stock. The filings were delayed as a result of her inadvertence.